UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

A free translation from Portuguese into English of Independent Auditor’s Report on Individual and Consolidated Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)

INDEPENDENT AUDITOR’S REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

The Shareholders, Board of Directors and Officers

Telefônica Brasil S.A.

São Paulo, SP

Opinion

We have audited the individual and consolidated financial statements of Telefônica Brasil S.A. (“Company”), identified as Company and consolidated, respectively, which comprise the statement of financial position as at December 31, 2016 and the statements of income, of comprehensive income, of changes in equity, and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting practices.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Telefônica Brasil S.A. as at December 31, 2016, its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities, under those standards, are further described in the “Auditor’s responsibilities for the audit of individual and consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries and comply with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants, the professional standards issued by the Brazil’s National Association of State Boards of Accountancy (CFC) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to support our opinion.

Key audit matters

Key audit matters are those which, in our professional view, were the most significant ones in our current year audit. These matters were addressed in the context of our audit of the overall individual and consolidated financial statements and in forming our opinion on the individual and consolidated financial statements. Therefore, we did not express a separate opinion on these matters.

Goodwill impairment

In accordance with the accounting practices adopted in Brazil, the Company is required to test goodwill for impairment on an annual basis to determine whether impairment loss exist, if any. At December 31, 2016 the consolidated balance of this account is R$ 23,062,421 thousand, disclosed in Notes 3i and 14 to financial statements.

The monitoring of this matter was considered to be significant to our audit, since the evaluation of impairment of these intangible assets is complex and involves a high degree of subjectivity, and is based on various assumptions such as: revenue growth, evolution of the operating margin, volume of investments in capital goods, and the Company’s discount rate and growth rate for future years. Such assumptions may be significantly affected by market conditions or future economic scenarios in Brazil, which cannot yet be estimated accurately.

Our audit procedures included, among others, the involvement of specialized professionals to assist us with evaluating the assumptions and methodologies used by the Company and its subsidiaries, especially those relating to the most significant assumptions of the model, and with analyzing the sensitivity and evaluating whether a reasonable variation in the most significant assumptions might determine an impairment loss. Furthermore, the procedures included a test of the Company’s internal controls when preparing and reviewing the impairment test. We also focused on the Company disclosures of the assumptions used in the calculations of impairment of such intangible assets, which are included in the aforesaid notes to financial statements.

Revenue recognition

Due to the nature of its operations, the Company’s revenue recognition is highly dependent on the fair operation of the information technology systems and the respective internal controls to ensure that all services provided were duly recorded in the appropriate accounting period, including unbilled revenues from services provided. Revenue earned by the Company and its subsidiaries and their criteria for recognition in P&L are disclosed in Notes 3b, 3u and 24 to financial statements.

The monitoring of this matter was deemed to be significant to our audit, since the assurance of the integrity of the reports obtained from the billing systems and used as key elements in the calculations of estimated unbilled revenue, which include prorated estimate of the remaining period between billed and unbilled revenue until the end of the corresponding month, besides the high dependence on the operation of the internal control environment, as described above.

Our audit procedures relating to revenue recognition included, among others:

•         Test of internal controls regarding the information technology general controls designed by the Company, including the controls over the management of access and changes to the systems and their data, accuracy of calculations made, besides the controls implemented to ensure the integrity of the reports obtained, used for calculation of unbilled revenue;

•         Recalculation of the estimated cycles of unbilled services and test of integrity of the report involving the comparison of manual entries regarding the estimate of unbilled services with the respective documental evidence;

•         Documental tests for a sample of accounting entries to the revenue account, taking into consideration aspects of significance and unpredictability in our sampling.

Other matters

Statements of value added

The individual and consolidated statements of value added (SVA) for the year December 31, 2016, prepared under the responsibility of Company management and disclosed as supplementary information for IFRS purposes, were submitted to audit procedures performed in conjunction with the audit of the Company financial statements. To form our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, where applicable, and whether their form and contents are in accordance with the criteria set out in Technical Pronouncement CPC 09 – Statement of Value Added. In our opinion, these statements of value added were fairly prepared, in all significant respects, according to the criteria set in that Technical Pronouncement and are consistent in relation to the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

Company management is responsible for such other information comprising the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and did not express any type of audit conclusion on this report.

In connection with the audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, when doing so, consider whether such report is significantly inconsistent with the individual and consolidated financial statements or with our understanding gained during the audit or otherwise appears to be significantly misstated. Should we conclude, based on the work carried out, that there is a significant misstatement in the Management Report, we are required to report such fact. We have nothing to report thereon.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of these individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal controls as management determines is necessary to enable the preparation of individual and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable,  matters related to going concern and using the going concern basis of accounting when preparing the individual and consolidated financial statements, unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no other realistic alternative to avoid closedown.

Those charged with the Company’s and its subsidiaries’ governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International standards on auditing will always detects material misstatements when it exists. Misstatements can arise from fraud or error and are considered material if individually or jointly they could reasonably be expected to influence the economic decisions of users made on the basis of these individual and consolidated financial statements.

As part of the audit conducted in accordance with Brazilian and International standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•       Identify and assess risks of material misstatements of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than one resulting from error, as fraud may involve override of internal controls, collusion, forgery, intentional omissions or misrepresentations.

•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries’ internal controls.

•       Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•       Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt on about the Companies’ and its subsidiaries’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

•       Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the corresponding transactions and events in a manner that achieves fair presentation.

•       Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the individual and consolidated financial statements. We are responsible for the management, supervision and performance of the Company’s and its subsidiaries’ audit and, as a consequence, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those responsible for governance with a declaration that we have complied with the significant ethical requirements, including the applicable Independence requirements, and reported all relationships or matters which might considerably affect our independence, including the respective safeguards, where applicable.

Of the matters subject to disclosure to those responsible for governance, we determined those we considered to be most significant in the audit of the individual and consolidated financial statements for the current year and accordingly consist of key audit matters. We described our matters in our audit report, unless a law or regulation prevents public disclosure of the matter or when, in extremely rare circumstances, we determine that the matter should not be disclosed in our report, as the adverse consequences of such disclosure may, in a reasonable perspective, exceed the benefits of disclosure to the public interest.

São Paulo, February 17, 2017

ERNST & YOUNG Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Passetti

Accountant CRC-1SP144343/O-3

TELEFÔNICA BRASIL S.A.
Balance Sheets
At December 31, 2016 and 2015
(In thousands of reais)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	12.31.16	12.31.15	12.31.16	12.31.15	LIABILITIES AND EQUITY	Note	12.31.16	12.31.15	12.31.16	12.31.15

Current assets		17,482,265	15,185,519	18,398,995	17,909,303	Current liabilities		20,280,286	15,948,843	20,438,575	17,981,713
Cash and cash equivalents	5	4,675,627	4,206,595	5,105,110	5,336,845	Personnel, social charges and benefits	15	746,798	520,023	760,643	698,846
Trade accounts receivable, net	6	8,282,685	7,000,379	8,701,688	8,285,319	Trade accounts payable	16	7,539,395	7,496,947	7,611,246	8,373,235
Inventories, net	7	368,151	558,264	410,413	603,631	Taxes, charges and contributions	17	1,698,334	1,175,293	1,770,731	1,716,002
Taxes recoverable	8.a	2,952,622	2,164,544	3,027,230	2,521,292	Dividends and interest on equity	18	2,195,031	2,209,362	2,195,031	2,209,362
Judicial deposits and garnishments	9	302,349	235,343	302,424	235,343	Provisions	19	1,183,623	894,069	1,183,623	914,377
Prepaid expenses	10	336,508	317,325	343,092	356,446	Deferred revenue	20	428,488	562,601	429,853	564,557
Dividends and interest on equity	18	-	18,645	-	489	Loans and financing	21	2,542,975	1,811,037	2,542,975	2,222,067
Derivative financial instruments	33	68,943	81,306	68,943	81,306	Debentures	21	2,120,504	120,924	2,120,504	120,924
Other assets	11	495,380	603,118	440,095	488,632	Derivative financial instruments	33	183,212	151,686	183,212	151,686
						Other liabilities	22	1,641,926	1,006,901	1,640,757	1,010,657
Noncurrent assets		84,475,240	82,387,176	83,667,264	83,775,761
Short-term investments pledged as collateral		78,153	90,863	78,166	109,864	Noncurrent liabilities		12,432,800	13,056,610	12,383,265	15,136,109
Trade accounts receivable, net	6	200,537	217,621	305,411	330,451	Personnel, social charges and benefits	15	11,016	19,808	11,016	19,808
Taxes recoverable	8.a	474,240	337,477	476,844	409,653	Trade accounts payable	16	71,907	-	71,907	67,742
Deferred taxes	8.b	-	-	27,497	711,590	Taxes, charges and contributions	17	20,996	57,416	49,131	87,018
Judicial deposits and garnishments	9	5,974,733	4,880,489	6,049,142	5,518,120	Deferred taxes	8.b	88,695	155,951	-	-
Prepaid expenses	10	35,340	28,632	36,430	30,609	Provisions	19	6,591,493	5,077,839	6,625,638	5,890,319
Derivative financial instruments	33	144,050	417,558	144,050	417,558	Deferred revenue	20	511,786	358,963	511,786	359,237
Other assets	11	53,363	55,228	55,565	62,799	Loans and financing	21	3,126,792	3,141,987	3,126,792	4,454,509
Investments	12	1,407,155	24,342,692	85,745	101,161	Debentures	21	1,433,803	3,423,790	1,433,803	3,423,790
Property, plant and equipment, net	13	31,837,549	22,019,076	31,924,918	30,476,765	Derivative financial instruments	33	1,404	82,421	1,404	82,421
Intangible assets, net	14	44,270,120	29,997,540	44,483,496	45,607,191	Other liabilities	22	574,908	738,435	551,788	751,265

						Equity		69,244,419	68,567,242	69,244,419	68,567,242
						Capital	23	63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves	23	1,272,581	1,347,952	1,272,581	1,347,952
						Income reserves	23	2,474,974	2,410,571	2,474,974	2,410,571
						Premium on acquisition of interests	23	-	(75,388)	-	(75,388)
						Other comprehensive income	23	11,461	25,468	11,461	25,468
						Additional proposed dividends	23	1,913,987	1,287,223	1,913,987	1,287,223

TOTAL ASSETS		101,957,505	97,572,695	102,066,259	101,685,064	TOTAL LIABILITIES AND EQUITY		101,957,505	97,572,695	102,066,259	101,685,064

TELEFÔNICA BRASIL S.A.
Income Statements
Years ended December 31, 2016 and 2015
(In thousands of reais, except earnings per share)

		Company		Consolidated
	Note	12.31.16	12.31.15	12.31.16	12.31.15

Net operating revenue	24	38,625,395	34,003,769	42,508,459	40,286,815

Cost of sales	25	(18,734,552)	(17,062,753)	(20,823,014)	(20,345,076)

Gross profit		19,890,843	16,941,016	21,685,445	19,941,739

Operating income (expenses)		(14,753,448)	(13,159,918)	(15,317,426)	(14,702,141)
Selling expenses	25	(11,996,153)	(10,801,148)	(12,455,366)	(12,005,477)
General and administrative expenses	25	(2,685,366)	(1,887,878)	(2,793,386)	(2,142,459)
Other operating income	26	939,516	503,944	968,479	538,239
Other operating expenses	26	(1,011,445)	(974,836)	(1,037,153)	(1,092,444)

Operating income		5,137,395	3,781,098	6,368,019	5,239,598

Financial income	27	2,654,574	3,763,877	2,781,359	4,728,665
Financial expenses	27	(3,936,318)	(4,239,194)	(4,015,900)	(5,576,843)
Equity pickup	12	845,776	748,526	1,244	2,036

Income before taxes		4,701,427	4,054,307	5,134,722	4,393,456

Income and social contribution taxes	28	(616,185)	(634,058)	(1,049,480)	(973,207)

Net income for the year		4,085,242	3,420,249	4,085,242	3,420,249

Basic and diluted earnings per common share (in R$)	23	2.27	2.15
Basic and diluted earnings per preferred share (in R$)	23	2.50	2.37

TELEFÔNICA BRASIL S.A.
Statements of Changes in Equity
Years ended December 31, 2016 and 2015
(In thousands of reais)
			Capital reserves		Income reserves
	Capital	Premium on acquisition of interest	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income	Total equity

Balances at December 31, 2014	37,798,110	(70,448)	2,799,004	(112,107)	1,532,630	1,849	-	-	2,768,592	232,465	44,950,095
Payment of additional dividend for 2014	-	-	-	-	-	-	-	-	(2,768,592)	-	(2,768,592)
Prescribed equity instruments	-	-	-	-	-	-	-	494,001	-	-	494,001
Corporate Income Tax Return (DIPJ) adjustments – Tax incentives	-	-	-	-	-	5,079	-	(5,079)	-	-	-
Cancelation of treasury shares according to the Special Shareholders' Meeting of 3/12/15	-	-	(112,107)	112,107	-	-	-	-	-	-	-
Capital increase – Special Shareholders’ Meeting of 04/28/15	15,812,000	-	-	-	-	-	-	-	-	-	15,812,000
Direct costs on capital increase (net of taxes) according to the Special Shareholders Meeting of 04/28/15	-	-	(58,657)	-	-	-	-	-	-	-	(58,657)
Capital increase – Special Shareholders’ Meeting of 04/30/15	295,285	-	-	-	-	-	-	-	-	-	295,285
Direct costs on capital increase (net of taxes) according to the Special Shareholders Meeting of 04/30/15	-	-	(3,776)	-	-	-	-	-	-	-	(3,776)
Capital increase – Merger of GVTPart shares – Special Shareholders’ Meeting of 05/28/15	9,666,021	-	(1,188,707)	-	-	-	-	-	-	-	8,477,314
Dissenters' right – Acquisition of GVTPart.	-	-	-	(87,805)	-	-	-	-	-	-	(87,805)
Premium on acquisition of equity interest by TData	-	(4,940)	-	-	-	-	-	-	-	-	(4,940)
Other comprehensive income (loss)	-	-	-	-	-	-	-	264,990	-	(206,997)	57,993
Net income for the year	-	-	-	-	-	-	-	3,420,249	-	-	3,420,249
Allocation of income:
Legal reserve	-	-	-	-	171,013	-	-	(171,013)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,745,925)	-	-	(1,745,925)
Interim dividends	-	-	-	-	-	-	-	(270,000)	-	-	(270,000)
Expansion and Modernization Reserve	-	-	-	-	-	-	700,000	(700,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(1,287,223)	1,287,223	-	-
Balances at December 31, 2015	63,571,416	(75,388)	1,435,757	(87,805)	1,703,643	6,928	700,000	-	1,287,223	25,468	68,567,242
Payment of additional dividend for 2015	-	-	-	-	-	-	-	-	(1,287,223)	-	(1,287,223)
Prescribed equity instruments	-	-	-	-	-	-	-	221,559	-	-	221,559
Reclassification premium on acquisition of equity interest	-	75,388	(75,388)	-	-	-	-	-	-	-	-
Preferred shares delivered referring to the judicial process of expansion plan	-	-	2	15	-	-	-	-	-	-	17
DIPJ adjustment - Tax incentives	-	-	-	-	-	10,141	-	(10,141)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(156,266)	-	(14,007)	(170,273)
Net income for the year	-	-	-	-	-	-	-	4,085,242	-	-	4,085,242
Allocation of income:
Legal reserve	-	-	-	-	204,262	-	-	(204,262)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(2,172,145)	-	-	(2,172,145)
Dividendos intermediários	-	-	-	-	-	-	-	-	-	-	-
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(700,000)	700,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	550,000	(550,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(1,913,987)	1,913,987	-	-

Balances at December 31, 2016	63,571,416	-	1,360,371	(87,790)	1,907,905	17,069	550,000	-	1,913,987	11,461	69,244,419

TELEFÔNICA BRASIL S.A.
Statements of Other Comprehensive Income
Years ended December 31, 2016 and 2015
(In thousands of reais)

		Company		Consolidated
	Note	12.31.16	12.31.15	12.31.16	12.31.15
Net income for the year		4,085,242	3,420,249	4,085,242	3,420,249

Unrealized gains ( losses) on investments available for sale	12	83	(1,870)	83	(1,870)
Taxes		(28)	636	(28)	636
		55	(1,234)	55	(1,234)

Gains (losses) on derivative financial instruments	33	4,803	(344,610)	4,803	(344,610)
Taxes		(1,633)	117,168	(1,633)	117,168
		3,170	(227,442)	3,170	(227,442)

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	12	(17,232)	21,679	(17,232)	21,679

Other comprehensive income (losses) to be reclassified into income (losses) in subsequent periods		(14,007)	(206,997)	(14,007)	(206,997)

Actuarial gains (losses) and limitation effect of the assets of surplus plan	32	(236,645)	408,628	(236,767)	401,500
Taxes		80,459	(138,933)	80,501	(136,510)
		(156,186)	269,695	(156,266)	264,990

Interest in comprehensive income of subsidiaries		(80)	(4,705)	-	-

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods		(156,266)	264,990	(156,266)	264,990

Comprehensive income for the year		3,914,969	3,478,242	3,914,969	3,478,242

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Years ended December 31, 2016 and 2015
(In thousands in reais)

	Company		Consolidated
	12.31.16	12.31.15	12.31.16	12.31.15

Revenues	53,004,204	46,382,330	57,732,738	54,401,532
Sale of goods and services	53,209,390	46,615,748	57,897,521	54,450,685
Other revenues	1,020,556	783,398	1,183,438	1,181,522
Provision for impairment of trade accounts receivable	(1,225,742)	(1,016,816)	(1,348,221)	(1,230,675)

Inputs acquired from third parties	(18,491,586)	(18,347,435)	(20,418,608)	(21,150,142)
Cost of goods and products sold and services rendered	(9,919,037)	(9,843,692)	(11,611,718)	(11,922,285)
Materials, electric energy, third-party services and other expenses	(9,033,230)	(8,523,931)	(9,273,974)	(9,218,942)
Loss/recovery of assets	460,681	20,188	467,084	(8,915)

Gross value added	34,512,618	28,034,895	37,314,130	33,251,390

Withholdings	(7,166,177)	(5,657,646)	(7,654,406)	(6,814,951)
Depreciation and amortization	(7,166,177)	(5,657,646)	(7,654,406)	(6,814,951)

Net value added produced	27,346,441	22,377,249	29,659,724	26,436,439

Value added received in transfer	3,500,350	4,512,403	2,782,603	4,730,701
Equity pickup	845,776	748,526	1,244	2,036
Financial income	2,654,574	3,763,877	2,781,359	4,728,665

Total undistributed value added	30,846,791	26,889,652	32,442,327	31,167,140

Distribution of value added	(30,846,791)	(26,889,652)	(32,442,327)	(31,167,140)

Personnel,social charges and benefits	(3,989,707)	(2,797,117)	(4,328,985)	(3,561,671)
Direct compensation	(2,723,511)	(1,951,530)	(2,961,166)	(2,498,009)
Benefits	(1,081,627)	(704,297)	(1,167,746)	(889,715)
Unemployment Compensation Fund (FGTS)	(184,569)	(141,290)	(200,073)	(173,947)
Taxes, charges and contributions	(16,413,347)	(14,443,130)	(17,455,205)	(16,374,999)
Federal	(4,600,556)	(4,528,902)	(5,230,279)	(5,356,192)
State	(11,737,192)	(9,839,881)	(12,105,390)	(10,818,524)
Local	(75,599)	(74,347)	(119,536)	(200,283)
Debt remuneration	(6,358,495)	(6,229,156)	(6,572,895)	(7,810,221)
Interest	(3,868,328)	(4,164,923)	(3,941,634)	(5,496,055)
Rental	(2,490,167)	(2,064,233)	(2,631,261)	(2,314,166)
Equity remuneration	(4,085,242)	(3,420,249)	(4,085,242)	(3,420,249)
Interest on equity	(2,172,145)	(1,745,925)	(2,172,145)	(1,745,925)
Dividends	-	(270,000)	-	(270,000)
Retained profit	(1,913,097)	(1,404,324)	(1,913,097)	(1,404,324)

TELEFÔNICA BRASIL S.A.
Consolidated Statements of Cash Flows
Years ended December 31, 2016 and 2015
(In thousands in reais)

	Company		Consolidated
	12.31.16	12.31.15	12.31.16	12.31.15
Operating activities

Expenses (revenues) not representing changes in cash:
Income before taxes	4,701,427	4,054,307	5,134,722	4,393,456
Depreciation and amortization	7,166,177	5,657,646	7,654,406	6,814,951
Foreign exchange losses (gains) on loans and derivative financial instruments	75,075	(49,847)	75,075	613,927
Monetary losses	632,120	310,977	620,570	299,544
Equity pickup	(845,776)	(748,526)	(1,244)	(2,036)
Losses (gains) on write-off/sale of goods	(447,178)	45,545	(451,215)	66,029
Provision for impairment - accounts receivable	1,225,742	1,016,816	1,348,221	1,230,675
Increase of trade accounts payable	214,016	288,769	273,664	265,072
Write-off and reversals for impairment - inventories	(34,151)	(36,012)	(36,898)	(35,692)
Pension plans and other post-retirement benefits	5,962	35,239	5,243	36,666
Provisions for tax, civil, labor and regulatory contingencies	953,003	917,444	985,176	1,014,080
Interest expense	1,009,060	785,852	1,049,553	919,908
Increase (decrease) divestiture	(20,551)	(8,448)	(32,924)	(8,448)
Increase (decrease) customer loyalty program	(39,683)	3,223	(39,683)	3,223
Other	(3)	1,554	(3)	(8)

Working capital adjustments:
Trade accounts receivable	(1,373,628)	(1,573,764)	(1,739,550)	(1,841,659)
Inventories	224,264	(63,764)	230,116	(81,820)
Taxes recoverable	(701,786)	(432,587)	(823,360)	(616,012)
Prepaid expenses	112,421	88,621	105,845	111,288
Other current assets	81,363	4,883	10,942	(104,706)
Other noncurrent assets	11,476	33,351	12,260	(159,315)
Personnel, social charges and benefits	31,694	(164,768)	53,005	(169,220)
Trade accounts payable	(798,909)	233,788	(707,998)	178,043
Taxes, charges and contributions	439,125	(21,610)	601,970	106,829
Other current liabilities	(516,995)	(1,076,328)	(510,583)	(992,525)
Other noncurrent liabilities	(833,049)	(928,516)	(881,927)	(798,589)
	11,271,216	8,373,845	12,935,383	11,243,661

Interest paid	(886,156)	(824,952)	(926,223)	(949,386)
Income and social contribution taxes paid	(199,605)	-	(568,335)	(397,070)

Total cash generated by operating activities	10,185,455	7,548,893	11,440,825	9,897,205

Investing activities
Additions to PP&E, intangible assets and others	(6,828,200)	(5,688,877)	(7,470,869)	(6,792,895)
Cash received from sale of PP&E items	778,240	19,688	778,819	19,902
Cash paid for acquisition of companies, net of cash acquired	-	(8,903,954)	-	(8,528,986)
Capital increase in subsidiary	-	(5,827,064)	-	-
Redemption of (increase in) judicial deposits	(183,845)	13,224	(202,525)	(6,431)
Dividends and interest on equity received	767,554	1,102,911	3	8
Net payment of derivative contracts on acquisition of GVT	-	682,695	-	682,695
Cash and cash equivalents by Incorporation	358,579	-	-	-

Total cash used in investing activities	(5,107,672)	(18,601,377)	(6,894,572)	(14,625,707)

Financing activities
Payment of loans, financing and debentures	(2,001,863)	(2,279,518)	(2,171,100)	(8,710,567)
Loans and financing raised	466,629	1,115,210	466,629	1,285,210
Received of derivative financial instruments	132,410	765,958	132,410	1,008,226
Payment of derivative financial instruments	(239,379)	(429,085)	(239,379)	(461,421)
Payment for reverse split of shares	(164)	-	(164)	-
Dividend and interest on equity paid	(2,966,384)	(3,678,665)	(2,966,384)	(3,678,665)
Capital increase	-	16,107,285	-	16,107,285
Direct capital increase costs	-	(89,605)	-	(89,605)
Payment to Dissenters' rights – shareholders	-	(87,805)	-	(87,805)

Total cash generated by (used in) financing activities	(4,608,751)	11,423,775	(4,777,988)	5,372,658

Increase (decrease) in cash and cash equivalents	469,032	371,291	(231,735)	644,156

Cash and cash equivalents at beginning of the year	4,206,595	3,835,304	5,336,845	4,692,689
Cash and cash equivalents at end of the year	4,675,627	4,206,595	5,105,110	5,336,845

Changes in cash and cash equivalents for the year	469,032	371,291	(231,735)	644,156

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

1)   OPERATIONS

a) Background information

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) is a publicly held corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions and authorizations it has been granted. The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group (“Group”), the telecommunications industry leader in Spain, also present in various European and Latin American countries.

At December 31, 2016 and 2015, Telefónica S.A.  (“Telefónica”), the Group holding company based in Spain, held total direct and indirect interest in the Company, including treasury shares of 73.58% (Note 23).

The Company is listed with the Brazilian Securities and Exchange Commission (“CVM”) as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (“BM&FBovespa”). The Company is also listed with the Securities and Exchange Commission (“SEC”), of the United States of America, and its American Depositary Shares (“ADSs”) are classified under level II, backed only by preferred shares and traded on the New York Stock Exchange (“NYSE”).

b) Operations

The Company operates in the provision of services: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"), except for the municipalities identified on sector 33 of such agreement; (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Pay TV (conditioned access service – “SEAC”), throughout Brazil, through concessions and authorizations, as established in the General Plan of Concessions ("PGO").

In accordance with the service concession agreement, every two years, during the agreement’s 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenues, net of applicable taxes and social contribution taxes (Note 22). The Company’s current STFC concession agreement is valid through December 31, 2025.

In accordance with the SMP authorization terms for the usage of frequencies associated with SMP, every two years, after the first renewal of these agreements, the Company shall pay a fee equivalent to 2% of its prior-year SMP revenues, net of applicable taxes and social contribution taxes, and in the 15th year the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from the application of Basic and Alternative Services Plans (Note 22). These agreements can be extended only once for a term of 15 years.

Service concessions and authorizations are granted by the Brazil's Telecommunications Regulatory Agency (“ANATEL”), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986, of July 18, 2000, and No. 12485, of September 12, 2011. The operation of such concessions is subject to supplementary regulations and plans.

In the auction for sale of the remaining radio frequency bands of 1,800 MHz, 1,900 MHz and 2,500 MHz, held by ANATEL on December 17, 2015, the Company was the out bidder of seven 2,500MHz frequency lots, having offered the amount of R$185,450. On July 21, 2016, under Ruling No. 2.483, No. 2.485 and No. 2.486, ANATEL’s Steering Board decided to endorse the use of these radio frequencies. The terms of authorization for these frequency bands were entered into on July 26, 2016 and published in the Brazilian  Official Gazette (“DOU”) on August 26, 2016. In 2016, the total amount was recorded as licenses under intangible assets (note 14).

We set out below a summary of the authorizations for rendering SMP services granted to the Company, according to the specific announcements for each auction held by ANATEL

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

	License Expiration (Year)
Frequency	450 MHz	700 MHz	800 MHz (4)	900 MHz	1800 MHz	2100 MHz (5)	2,5 GHz	2,5 GHz
Band	14 MHz	20 MHz	25 MHz	5 MHz	20 MHz	30 MHz	40 MHz	10 MHz
Operation area
Region 1 (1)	2027	2029	2020 / 2023 / 2028	2020 / 2023	2020 / 2023	2022 / 2023	2027	2031
Region 2 (2)	-	2029	2021 / 2022 / 2023 / 2024 / 2028	2023	2023	2022 / 2023	2027	2031
Region 3 (3)	2027	2029	2023 / 2024	-	2023	2022 / 2023	2027	2031

(1)  Includes the states of Rio de Janeiro, Espírito Santo, Amazonas, Roraima, Amapá, Pará, Maranhão, Minas Gerais, Bahia, Sergipe, Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte.

(2)  Includes the states of Paraná, Santa Catarina, Rio Grande do Sul, Distrito Federal, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre.

(3)  Includes to the State of São Paulo.

(4)  All authorization terms for bands A and B have already been renewed for further 15 years. Therefore, there is no other renewal (after 30 years of authorization).

(5)  The authorization terms for band L, linked to bands A or B, were renewed during the same period of those bands. The L bands that were realigned to the J band start to have the same date for renewal of the latter. In region 10 and sectors 22, 25, 30 and 33 of the PGO, however, the realignment is expected to be completed by March 2017, subject to ANATEL’s approval by.

The authorizations for each region/state presented in the table above are defined in each authorization term.

c) Corporate restructuring

The Shareholders’ Meeting held on April 1, 2016, approved corporate restructuring in accordance with the terms and conditions proposed on March 14, 2016, as described below.

GVT Participações S.A. (“GVTPart.”) was the parent company of Global Village Telecom S.A. ("GVT"), companies controlled by the Company from May 28, 2015 to April 1, 2016 (Note 4). GVT was the direct controlling holder of POP Internet Ltda. (“POP”), and indirect controlling holder of Innoweb Ltda. (“Innoweb”), both with head offices in Brazil.

POP is a provider of free Internet access and content. Innoweb (subsidiary of POP) provides services using VoIP technology (voicer over IP), which allows calls using the Internet, with the facilities inherent in this environment.

The corporate restructuring was approved by ANATEL through Ruling No. 50,169, dated January 22, 2016, which was published in the DOU on January 28, 2016, with the conditions provided therein.

The corporate restructuring occurred on the same date as the Shareholders’ Meeting mentioned above, as follows: (i) GVT was spun-off and its net assets, including assets, rights and obligations related to telecommunications activities, were absorbed by GVTPart., where as the remaining portion relating to assets, rights and obligations related to activities other than telecommunications was absorbed by POP; and (ii) the net assets of GVTPart. (after the merger of GVT’s net assets, item (i) was merged into the Company.

The corporate restructuring intends to standardize the services provided by the companies involved in this process by (i) concentrating the rendering of telecommunication services in a single company, i.e., the Company; and (ii) migrating of activities that were provided by GVT, other than telecommunication services to POP.

As such, the simplification of the corporate structure and the centralization of the provision of telecommunication services at the Company will lead to a converging environment, facilitating consolidation and centralization in the offering of telecommunication services and simplification of service package offerings; optimizing administrative and operating costs; and standardization of the operations at the companies involved in the corporate restructuring.

Shareholding structures at March 31, 2016 (before the corporate restructuring) and as from April 1, 2016 (after the Corporate Restructuring), considering only the companies involved in the corporate restructuring were the following:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Given that the merger of GVTPart. into the Company did not require a capital increase or a change in shareholders’ interest in the Company, since GVTPart. was a wholly-owned subsidiary of the Company, the replacement of shares held by the shareholders in GVTPart. with shares in the Company is not applicable. Consequently, there are no minority interests to be considered and, therefore, in accordance with the CVM’s position in similar prior cases, and under the terms of CVM Resolution No. 559/08, the provisions of article 264 of Law No. 6404/76 and its further amendments similarly do not apply.

In addition, in relation to the transaction preceding the merger of GVTPart into the Company, the replacement of shares is not applicable, given that GVT is a subsidiary of GVTPart. and of the Company itself, thus there are no minority shareholders.

Pursuant to the provisions of article 137 of Law No. 6404/76 and its further amendments, the corporate restructuring does not entitle the Company’s shareholders to the right of withdrawal. Furthermore, considering that there are no minority shareholders of GVTPart., since it is a wholly-owned subsidiary of the Company, there is no question of right to withdrawal or exercise of the right to withdraw by GVTPart. non-controlling shareholders as provided for in article 136, item iv, and article 137 of Law No. 6404/76 and its further amendments.

2)    BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

a) Statement of compliance

The individual financial statements (Company) and the consolidated financial statements (Consolidated) were prepared and are presented in accordance with the accounting practices adopted in Brazil, which comprise CVM rulings and Brazilian FASB (CPC) pronouncements, guidelines and interpretations issued by the FASB in compliance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). All significant information in the financial statements - and solely such information - is disclosed and corresponds to that used by Company management for administration purposes.

b) Basis of preparation and presentation

The Company’s financial statements for the years ended December 31, 2016 and 2015 are presented in thousands of reais (unless otherwise stated), which is the Company’s functional currency and were prepared under the going concern assumption.

Management has assessed the Company's ability to continue operating normally and is convinced that it has the resources to continue its business in the future. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue operating. Therefore, these financial statements were prepared based on the assumption of continuity.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added ("SVA"), individual and consolidated, while IFRS does not require presentation. As a result, under IFRS standards, the SVA is being presented as supplementary information, without prejudice to the overall financial statements.

The Board of Directors authorized the issue of these individual and consolidated financial statements at the meeting held on February 17, 2017.

The financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when such valuations are required by IFRS.

These financial statements were prepared under various measurement bases used in accounting estimates. The accounting estimates involved in the preparation of these financial statements were based on objective and subjective factors, considering management’s judgment for determining the adequate amounts to be recorded in the financial statements. Significant items subject to these estimates and assumptions include: selection of useful lives and recoverability of property, plant and equipment in operations, measurement of the recoverability of assets with indefinite useful lives, measurement of financial assets at fair value and under present value adjustment method, as well as non-financial assets acquired in a business combination, credit risk analysis in determining estimated impairment losses of trade accounts receivable, as well as the analysis of other risks in determining other provisions, including the provision for contingencies. The carrying amounts of assets and liabilities recognized, which represent hedged items at fair value, which, alternatively, would have been recorded at amortized cost, are adjusted to state the variations in fair values attributable to the hedged risks.

Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the uncertainties inherent in their estimate process. The Company reviews its estimates at least on an annual basis.

Certain account headings in the tables of these notes to financial statements and the Statement of Value Added were reclassified so as to allow comparison with information for the years ended December 31, 2016 and 2015, as applicable.

For comparability with the individual financial statements (income statement, statements of comprehensive income, statements of value added and statements of cash flows) for years ended December 31, 2016 and 2015, the effects of consolidating GVTPart. on April 1, 2016 (Note 1c) must be considered.

In compliance with CVM Rule No. 565, dated June 15, 2015, the Company reports, in Note 35, the pro forma consolidated income statements (not audited or reviewed) for the year ended December 31, 2015.

The (individual and consolidated) financial statements were prepared in accordance with the principles, practices and criteria aligned with the IFRS issued by IASB and also in accordance with the pronouncements, interpretations and guidelines issued by CPC in force at December 31, 2016, which are the same as those applied to the financial statements at December 31, 2015, except for the new pronouncements, interpretations and amendments, of the following standards, amendments and interpretations published by IASB and the IFRS Interpretations Committee (IFRIC), described below, which came into effect on January 1, 2016, but did not cause significant impacts on the financial statements.

•       IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as amended;

•       IFRS 7 Financial Instruments: Disclosures, as amended;

•       IFRS 11 Accounting for Acquisitions of Interests in Joint Operations, as amended;

•       IFRS 14 Regulatory Deferral Accounts, as issued;

•       IAS 1 Disclosure Initiative, as amended;

•       IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization, as amended;

•       IAS 19 Employee Benefits, as amended; and

•       IAS 27 Equity Method in Separate Financial Statements, as amended.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

On the date of preparation of these financial statements, the following IFRS amendments had been published; however, their application was not mandatory. The Company does not adopt early any pronouncement, interpretation or amendment that has been issued, before application is mandatory.

Standards and Amendments to the Standards	Effective as of:
IAS 7 Cash Flow, as amended	January 1, 2017

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IAS 12 Income Taxes, as amended	January 1, 2017

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IFRS 9 Financial Instruments, issued	January 1, 2018

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

IFRS 15 Revenue from Contracts with Customers, as issued	January 1, 2018

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

IFRS 2 Classication and Valuation of Share Based Transactions, as amended	January 1, 2018

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

IFRS 4 Insurance Contracts, as amended	January 1, 2018

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

IAS 40 Investment Property Transfers, as amended	January 1, 2018

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IFRIC 22 Transactions in Foreign Currency and Advance Payments, as issued	January 1, 2018

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Annual Improvements to IFRS, 2014-2016 Cycle, as issued	January 1, 2017 / 2018

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IFRS 16 Leases, as issued	January 1, 2019

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IFRS 10, 12 and IAS 28 Investiment Entities: Applying the Consolidation Excepecion, as amended	TBD

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Based on preliminary, the Company expects the implementation of many of these standards, changes and interpretations will not have a significant impact on the financial statements in the initial period of application. However, the Company expects the following standards issued, but not yet mandatory, may have a significant impact on the Company's consolidated financial statements at the time of its application and prospectively.

IFRS 9 - Financial Instruments, Issue: In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39 and all previous versions of IFRS 9.

IFRS 9 applies to financial assets and liabilities and establishes the classification, valuation, losses and write-off criteria for recognition of such items, as well as a new hedge accounting model. The Company estimates that major changes will occur in the documentation of hedge policies and strategies, as well as in the estimation of expected losses on financial assets. The changes introduced by IFRS 9 will affect the recognition of financial assets and derivative financial instruments as of January 1, 2018. The Company is carrying out the process of implementing the new criteria, but due to the relevance of the potentially affected items and the complexity of the estimates, understands that it is not reasonably possible to quantify the impacts of the application of this standard on the closing date of the fiscal year ended December 31, 2016.

IFRS 15 - Revenue from Contracts with Customers, Issuance: IFRS 15 establishes criteria’s for the accounting of revenues from customer contracts. The Company is currently in the process of estimating the impacts of this new standard on its contracts. This analysis identified a number of expected impacts related to the following aspects, among others:

• Under the current accounting policy, the Company offers commercial packages that combine equipment’s and services of telephony fixed and mobile, data, internet and television, total revenue of services is distributed among its elements identified based on their respective fair values.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

   Under IFRS 15, amounts will be allocated to each element based on the basis of the independent selling prices of each individual component in relation to the total price of the package and will be recognized when (and the measure) the obligation is satisfied. Consequently, the application of the new criteria will mean an acceleration in the recognition of equipment sales revenues, which are generally recognized at the time of delivery to the final consumer. To the extent that the packages are marketed at a discount, the difference between the profit on sales of equipment and the amount received from the customer at the inception of the contract will be recognized as a contractual asset.

• According to the criteria currently in force, all costs directly related to obtaining commercial contracts (sales commissions and other expenses with third parties) are accounted as expenses when incurred. On the other hand, IFRS 15 requires the recognition of an asset for the amounts incurred by these concepts and its subsequent accounting to the income statement according to the period of the respective agreement. Likewise, certain costs related to the performance of the contract, currently recognized as expenses, when incurred, will be deferred when associated with compliance obligations over the period of contract.

• Compared to the current standard, IFRS 15 establishes much more detailed requirements on the accounting treatment of contract changes. Thus, certain changes will be recorded retrospectively and others prospectively as a separate or contract resulting from the redistribution of revenues among the various performance obligations identified.

  The Company is advancing in the process of implementing the new criteria, but due to the high number of transactions affected, the high volume and dispersion of the necessary information and the complexity of the estimates, the Company understands that at the closing date of the year ended December 31, 2016 cannot reliably measure the impact of the application of this standard. However, considering the current commercial offers as well as the volume of affected contracts, the Company estimates that the changes introduced by IFRS 15 will have a significant impact on its financial statements at the date of its initial application. In addition, the Company's financial statements will include more quantitative disclosures of revenue-related accounts.

IFRS 16 - Leases, Issuance: IFRS 16 establishes that companies acting as lessees must recognize in the balance sheet the assets and liabilities arising from all lease agreements (except for short-term lease agreements and those for low value assets).

The Company has a very large number of leases as a lessee of various assets, such as third-party towers, circuits, real estate and land (where the towers are primarily located). Under the current standard, significant portions of such contracts are classified as operating leases, where payments are generally recorded on a straight-line basis over the contract term.

The Company is currently in the process of estimating the impact of this new standard on such contracts. In this analysis, the estimate of the term of the lease is included, considering the non-cancellable period and the periods covered if exercised the option to extend the lease for those cases in which exist reasonable certainty, which will depend, of the expected use of the Company's assets installed in the leased assets.

In addition to the term of the lease, assumptions will be used to calculate the discount rate, which will depend mainly on the incremental financing rate for the estimated periods. In addition to the previous estimates, the standard allows two transition methods, being: (i) full retrospective for each comparative period presented; and (ii) modified retrospective with the cumulative effect of the initial application of the recognized standard at the date of initial application. In addition, it is possible to choose specific practical relieves at the time of applying the standard on measurement of liability, discount rate, losses, leases ending within twelve months after the first application, initial direct costs, and lease duration. Thus, depending on the transition method to be chosen, the impacts will be different.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Due to the different alternatives, as well as the complexity of the estimates and the high number of contracts, the Company has not yet completed the implementation process, so that, at the closing date of the year ended December 31, 2016 it is not possible to estimate the impact of the application of this standard. However, considering the volume of contracts affected, the Company estimates that the changes introduced by IFRS 16 will have a significant impact on its financial statements from the date of adoption, including the recognition of the right to use and the corresponding obligations in respect to the contracts which, under the current standard, are classified as operating leases. In addition, depreciation of the right to use the assets and recognition of interest on the lease obligation will replace a significant portion of the amount recognized as expenses in the income statement of the operating lease. The classification of payments in the statement of cash flows will also be affected by the adoption of IFRS 16.

c) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries at December 31, 2016 and 2015. Control is obtained when the Company is exposed or has the right to variable returns based on its involvement with the investee and has the capacity of affecting those returns through the power exercised over an investee.

Specifically, the Company controls an investee if, and only if, it has: (i) power over an investee (i.e., existing rights that ensure it the current capacity of directing investee’s activities); (ii) exposure or right to variable returns based on its involvement with an investee; and (iii) the capacity to use its power over an investee to affect results.

Generally, there is an assumption that the majority of voting rights result in control. In order to support this assumption and when the Company has less than the majority of voting rights or similar rights of an investee, the Company considers all relevant facts and circumstances in evaluating whether it has power over an investee, including: (i) the contractual agreement with other parties holding voting rights of the investee; (ii) rights originating from contractual agreements; and (iii) voting rights or potential voting rights of the Company.

The Company evaluates whether or not it exercises control over an investee if facts or circumstances indicate that there are changes in one or more of the three control elements. Consolidation of a subsidiary begins when the Company obtains control in relation to a subsidiary and ends when the Company ceases exercising that control. Assets, liabilities and P&L of a subsidiary acquired or disposed of in the year are included in the consolidated financial statements as from the date on which the Company obtains control up to the date the Company no longer exercises control over a subsidiary.

The Company held the following equity interests on the respective dates:

Investees	Type of investment	At 12.31.16	At 12.31.15	Country (Headquarters)	Core activity
Telefônica Data S.A. ("TData")	Wholly-owned subsidiary	100.00%	100.00%	Brazil	Telecommunications
GVT Participações S.A. ("GVTPart.") (note 4)	Wholly-owned subsidiary	-	100.00%	Brazil	Telecommunications
POP Internet Ltda ("POP") (note 1c)	Wholly-owned subsidiary	100.00%	100.00%	Brazil	Internet
Aliança Atlântica Holging B.V. ("Aliança")	Jointly-controlled subsidiary	50.00%	50.00%	Holland	Holding of the telecommunications sector
Companhia AIX de Participações ("AIX")	Jointly-controlled subsidiary	50.00%	50.00%	Brazil	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Jointly-controlled subsidiary	50.00%	50.00%	Brazil	Technical assistance in telecommunication networks

Interest held in subsidiaries or jointly-controlled entities is measured under the equity method in the individual financial statements. In the consolidated financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in jointly-controlled entities are measured under the equity method in the consolidated financial statements.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

3)   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a) Cash and cash equivalents

These are maintained in order to meet short-term cash commitments and not for investment or other purposes. The Company and subsidiaries consider cash equivalents a short-term investment readily convertible into a known amount of cash and subject to insignificant risk of change in value. Short-term investments are classified as cash-equivalent when redeemable within 90 days (Note 5).

b) Trade accounts receivable, net

These are evaluated by the value of the services provided in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed until balance sheet date, as well as other trade accounts receivable related to the sale of cellphones, SIM cards, accessories and rent of IT equipment (TData’s “Soluciona TI” product). The estimated impairment losses are set up at amounts sufficient to cover any losses and mainly consider the expected default (Note 6).

c) Inventories

These are evaluated and presented at lower of average acquisition cost and net realizable value, whichever is lower. These include cellphones, SIM cards, prepaid cards, accessories, consumption materials and maintenance. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell (Note 7).

Estimated impairment losses are set up for materials and devices considered obsolete or whose carrying amounts are in excess of those usually sold by the Company within a reasonable period of time.

d) Prepaid expenses

These are stated at amounts effectively disbursed referring to services contracted but not yet incurred. Prepaid expenses are allocated to the income statemens to the extent that related services are rendered and economic benefits are obtained (Note 10).

e) Investments

The Company’s investments in investees (subsidiaries or jointly-controlled entities) are accounted for using the equity method in the individual financial statements. In the consolidated financial statements investments in subsidiaries are fully eliminated and investments in jointly-controlled entities are stated by the equity method without being eliminated.

Joint control is the contractually agreed sharing of a control, only existing when decisions about relevant activities call for unanimous agreement by the parties sharing control.

Based on the equity method, investments are recorded in balance sheets at cost plus changes after the acquisition of the equity interest.

The income statement reflects the portion of profit and losses from operations in investees.

When changes are directly recognized in the investees' equity, the Company will recognize its portion in variations occurred, and as record these variations in the statements of changes in equity and in the statements of comprehensive income, where applicable.

The financial statements of investees are prepared for the same reporting period of the Company. Whenever necessary, adjustments are made so that the accounting policies are in accordance with those adopted by the Company.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

After the equity method is applied, the Company determines whether there is any need to recognize additional impairment of its investment in investees. At each closing date, the Company determines whether there is objective evidence of impairment of investment in the affiliate. If so, the Company calculates the recoverable amount as the difference between the recoverable value of the investees and their carrying amount, and recognizes the amount in the income statemens.

When there is loss of significant influence over the investees, the Company evaluates and recognizes the investment, at that moment, at fair value. Any difference between the investees’ carrying amount by the time it loses significant influence and the fair value of the remaining investment and revenue from sale is recognized in the income statemens.

Foreign exchange variations in Aliança’s equity (jointly-controlled entity) are recognized in the Company’s equity in other comprehensive income (“Effects on conversion of investments abroad”, Note 23).

f) Property, plant and equipment, net

Property, plant and equipment are stated at acquisition and/or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met, and is stated net of ICMS (State VAT) credits, which were recorded as recoverable taxes.

Asset costs are capitalized until the asset becomes operational. Costs incurred after the asset becomes operational and that do not improve the functionality or extend the useful life of the asset are immediately recognized on the accrual basis. When significant parts of fixed assets are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation. Likewise, expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized. All the other repair and maintenance costs are recognized in the income statement as incurred.

The present value of the expected cost for the decommissioning of property, plant and equipment items (towers and equipment on leased property) is capitalized at the cost of the respective asset matched against the provision for dismantling obligations (Note 19) and depreciated over the useful lives of the related assets, which do not exceed the lease term.

Depreciation is calculated by the straight-line method over the useful lives of assets, at rates that take into account the estimated useful lives of assets based on technical analyses. The assets’ residual values, useful lives and methods of depreciation are reviewed on a yearly basis, adjusted prospectively, if appropriate. Useful life in terms of depreciation rates, which is reviewed annually by the Company, is stated in Note 13.

Property, plant and equipment items are written off when sold or when no future economic benefit is expected from their use or sale. Any gains or losses arising from write-off of assets (measured as the difference between the net disposal proceeds and the net carrying amount of the asset) are recognized in the income statement in the year in which the asset is written off.

A brief description of the main property, plant and equipment items, Note 13 is as follows:

•       Switching equipment: This includes switching and control centers, gateway, platforms and other switching equipment.

•       Equipment and transmission media: These include base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other equipment and means of transmission.

•       Terminal/modem equipment: Includes cellphones and modems (rent and free lease), CPCT, public telephones and other terminal equipment.

•       Infrastructure: This includes buildings, elevators, central air conditioning equipment, towers, posts, containers, energy equipment, land piping, support and protectors, leasehold improvements, etc.

•       Other fixed asset items: These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

g) Intangible assets, net

Intangible assets acquired separately are measured at cost upon their initial recognition. The cost of an intangible asset acquired in a business combination is its fair value at the acquisition date.

After initial recognition, intangible assets are stated at acquisition and/or buildup cost, net of amortization and accumulated provision for impairment, where applicable. Intangible assets generated internally, excluding capitalized development costs, are not capitalized, and the expense is reflected in the income statement for the year in which it is incurred.

The useful lives of intangible assets are considered finite or indefinite.

•       Intangible assets with finite useful lives are amortized over their economic useful lives under the straight-line method and are tested for impairment whenever there is any indication of impairment loss. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed on an annual basis.

Changes in the estimated useful life or the expected pattern of consumption of future economic benefits embodied in an asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the cost/expense category consistent with the function of the intangible assets.

•       Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be justifiable. Otherwise, changes in useful life – from indefinite to finite - are carried out prospectively. Goodwill generated upon investment acquisition is treated as intangible assets with indefinite useful lives.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and recognized in the income statement on disposal.

A brief description of the key intangible asset items with finite useful lives, Note 14, is as follows:

•       Software: This includes licenses for software used in the Company’s operating, commercial and administrative activities.

•       Customer portfolio: This includes intangible assets acquired through business combination, recorded at fair value on the acquisition date.

•       Trademarks:  These include intangible assets acquired through business combination, recorded at fair value on the acquisition date.

•       Licenses: These include concession and authorization licenses, acquired from ANATEL for provision of telecommunication services. These also include licenses from business combinations, recorded at fair value on the acquisition date.

h) Lease

The classification of an agreement as a commercial lease is based on substantive issues related to the use of an asset or specific assets, or even the right to use a given asset, on the initial date of its execution.

Finance lease agreements: By means of these agreements, the Company assumes substantially all risks and rewards relating to ownership of a leased item. These are capitalized at the lease inception at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Initial direct costs incurred in the transaction are added to cost, where applicable. Payments of finance lease agreements are allocated to financial charges and reduction of finance lease liabilities in order to obtain the constant interest rate on the outstanding liability balance. Implicit interest recognized in liabilities is allocated to the income statement over the lease term using the effective interest rate method.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Leased assets are depreciated according to their estimated useful lives or the lease term, whichever is shorter.

The Company and TData are parties to the following finance lease agreements:

•       As lessee: lease agreements for transmission equipment and media arising from a joint construction agreement with another telecomm operator, based on an optical network linked to the power transmission line, interconnecting the northern Brazilian cities to the Company’s national backbone and lease of towers and rooftops (arising from sale and finance leaseback, for which the net carrying amount of the assets upon disposal remained unchanged, a liability was recognized at the present value of minimum lease payments and deferred income was recorded at the difference between the selling price and the mentioned present value. (Note 13f).

•       As lessor: Lease agreements for IT equipment (TData’s “Soluciona TI” product) for which the Company recognizes revenue, upon inception, at the present value of lease payments matched against accounts receivable (Note 6).

The difference between the nominal amount of lease payments and recorded accounts receivable/payable are recognized as finance income/expenses using the effective interest method over the lease term.

Operating lease: These are lease agreements where lessor holds a significant portion of risks and rewards, where effects are recognized in the income statements for the year over the contractual term.

i) Impairment of nonfinancial assets

The Company annually reviews the net carrying amount of assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate impairment losses. When such evidence is found, and net carrying amount exceeds recoverable amount, a provision for impairment is recorded so as to adjust the net carrying amount to the recoverable amount.

The recoverable amount of an asset or a Cash Generating Unit (“CGU”) is defined as the higher of value in use and net sales value.

Upon estimation of the value in use of an asset or cash-generating unit, estimated future cash flows are discounted at present value using a discount rate based on the cost of capital rate the Capital Asset Pricing Model (CAPM) before taxes, which reflects the weighted average cost of capital and specific risks of the asset or CGU.

Whenever possible, the net sale value is determined based on a firm sale agreement executed on an arm’s length basis between knowledgeable and willing parties, adjusted by expenses attributable to the sale of assets or, when there is no firm sale agreement, based on the market price of an active market, or on the latest transaction price involving similar assets.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine an asset’s or CGU’s recoverable amount since the last impairment loss was recognized. Any reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, or exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

The following assets have specific characteristics for impairment testing:

•       Goodwill: Goodwill is tested for impairment annually at the reporting date or before when circumstances indicate that the carrying amount may be impaired. Where the recoverable amount is lower than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

•       Intangible assets: Intangible assets with indefinite useful lives are tested for impairment annually at the reporting date either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.

•       Determination of value in use: The key assumptions used to estimate value in use are: (i) revenues (projected considering the growth in customer base, growth in market revenue against GDP and the Company’s share of this market); (ii) variable costs and expenses (projected in accordance with the dynamics of the customer base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth); and (iii) capital investments (estimated considering the technological infrastructure necessary to enable the provision of services).

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by Company’s management.

The impairment test of the Company and subsidiaries’ fixed and intangible assets, including goowill, did not result in recognition of impairment losses for the years ended December 31, 2016 and 2015, since their estimated recoverable amount is greater than the net carrying amount as of the estimation date.

j) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, recorded at fair value on the acquisition date, and the fair value of any noncontrolling interest in the acquiree.

For each business combination, the Company measures noncontrolling interests in the acquiree either at its fair value or on the basis of its proportional share in the identifiable net assets of the acquiree. Costs directly attributable to an acquisition are recorded as expenses, as incurred.

Upon acquiring a business, the Company assesses financial assets acquired and liabilities assumed so as to classify and allocate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date, including the segregation, by the acquiree, of embedded derivatives existing in host contracts in the acquiree.

In the event a business combination is conductedin stages, the ownership interest previously held in the acquiree’s capital is reassessed at fair value on the date control is acquired, and any impacts are recognized in the income statement.

Any contingent portion to be transferred by the acquirer shall be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent portion to be considered as an asset or liability is recognized in the income statement or in other comprehensive income. Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments.

Goodwill is initially measured as excess transferred payment amount in relation to acquired net assets (identifiable net assets acquired and liabilities assumed). If consideration is lower than fair value of acquired net assets, the difference must be recognized as gain in the income statement.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU and part of the operation within that CGU is disposed of, the goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is allocated based on the relative fair values of the disposed operation and the portion of the CGU retained.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

k) Financial Instruments – Initial recognition and subsequent measurement

k.1) Financial assets

Initial recognition and measurement

Financial assets are initially classified as financial assets at: (i) fair value through profit or loss; (ii) loans and receivables; (iii) investments held to maturity; (iv) financial assets available for sale or (v) derivatives classified as effective hedge instruments, as applicable. The Company determines the classification of its financial assets upon initial recognition, as they become part of the instrument’s contractual provisions.

All financial assets are initially recognized at fair value, plus, in the case of investment that is not determined at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset.

The Company’s consolidated financial assets include cash and cash equivalents, trade accounts receivable, short-term investments pledged as collateral and derivative financial instruments.

Subsequent measurement

Subsequent measurement of financial assets depends on their classification, as follows:

Financial assets at fair value through profit or loss: These include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss: (i) financial assets are classified as held for trading if acquired to be sold within short term. This category includes derivative financial instruments contracted by the Company which do not meet the hedge accounting criteria set out by the corresponding standard; and (ii) financial assets at fair value through profit or loss are stated in balance sheets at fair value with their corresponding gains or losses recognized in the income statements.

Loans and receivables:  these refer to non-derivative financial assets with fixed or determinable payments, however not traded in an active market.  After initial measurement, these financial assets are stated at amortized cost, using the effective interest method, less impairment, where applicable. Amortized cost is calculated taking into account any discount or “premium” on acquisition and fees or costs incurred. Amortization by the effective interest method and impairment losses are included in the financial income line in the income statement, if applicable.

Investments held to maturity: Non-derivative financial assets with fixed or determinable payment and fixed maturity date are classified as held to maturity when the Company shows intention and financial capacity to hold them up to maturity. After their initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, less impairment losses, where applicable.  The amortized cost is calculated taking into consideration any discount or “premium” upon acquisition as well as the fees and costs incurred. Amortization of effective interest method is included in the financial income line in P&L, as applicable. The Company did not record investments held to maturity for the years ended December 31, 2016 and 2015.

Financial assets available for sale: These are non-derivative financial assets not classified as: (i) loans and receivables; (ii) investments held to maturity; or (iii) financial assets at fair value through profit or loss. These financial assets include equity and debt instruments. Debt instruments in this category are those which are intended to be held for an indefinite period and can be sold to meet liquidity needs or in response to changes in market conditions.

After initial measurement, financial assets available for sale are measured at fair value, with unrealized gains and losses being recognized directly in other comprehensive income until such time as the investment is written off, except for impairment losses, interest calculated using the effective interest method and gains or losses due to exchange variations on monetary assets, which are  recognized directly in the income statement for the year.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

When the investment is written-off or when a loss is determined due to impairment, the cumulative gains or losses which were previously recognized in other comprehensive income should be recognized in the statement of income.

The fair value of financial assets available for sale denominated in foreign currency is measured in the foreign currency and translated at the spot exchange rate at financial statements date. Changes in fair value attributable to translation differences that result from a change in amortized cost of the asset are recognized in the income statement, and other variations are recognized directly in equity.

Derecognition

A financial asset (or, whenever the case, a part of a financial asset, or a part of a group of similar financial assets) is derecognized when:

•       The rights to receive the cash flows from the asset have expired;

•       The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive the cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards related to the asset, the Company continues to recognize a financial asset to the extent of its continuing involvement in that financial asset.

Impairment of financial assets

The Company and its subsidiaries evaluate, at the balance sheet date, if there is any objective evidence indicating that the financial asset or group of financial assets is not recoverable. A loss only exists if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset (a “loss event” occurred) and such event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reasonably estimated.

Evidence of impairment loss may include indications that the borrowing parties are going through significant financial difficulty. The likelihood that they will go bankrupt or enter into some other form of financial reorganization, that they will be in default or provide late payment of interest or principal may be indicated by a measurable drop in the estimated future cash flows, such as changes in maturity or economic conditions related to defaults.

The carrying amount of an asset is reduced by a provision and the loss amount is recognized in the income statement. If, in a subsequent year, estimated impairment increases or decreases due to an event after impairment recognition, impairment loss previously recognized will be adjusted accordingly. Should a written-off asset be recovered in the future, such recovery is recognized in the income statement.

Financial assets at amortized cost

The Company and its subsidiaries initially assess individually if there is clear evidence of impairment loss of each financial asset that is individually relevant, or in group for financial assets that are not individually significant. If the Company concludes that there is no evidence of impairment loss for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics which is then assessed collectively for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in any joint assessment of impairment.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

When there is clear evidence of impairment, the amount of the loss is measured as the difference between book value of asset and the present value of estimated future cash flows (less expected future credit losses not yet incurred). The present value of estimated future cash flows is discounted at the original effective interest rate for the financial asset.

The carrying amount of an asset is reduced by a provision and the loss amount is recognized in the income statement. Loans together with the provision are written-off when there is no realistic prospect of their future recovery and all guarantees have been realized or transferred to the Company or its subsidiaries. If, in a subsequent year, estimated impairment increases or decreases due to an event after impairment recognition, impairment loss previously recognized will be adjusted accordingly. Should a written-off asset be recovered in the future, such recovery is recognized in the income statement.

k.2) Financial liabilities

Initial recognition and measurement

Upon initial recognition, the Company’s financial liabilities are classified in the following categories:   financial liabilities measured at fair value through profit or loss, loans and financing, accounts payable or derivatives classified as hedging instruments, as the case may be.

Financial liabilities are initially recognized at fair value plus, in the case of loans and financing, transaction cost directly attributable thereto.

The Company’s consolidated financial liabilities include trade accounts payable, loans and financing, debentures, finance lease agreements, contingent payments and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss: These include financial liabilities designated upon initial recognition at fair value through profit or loss. This category also includes derivative financial instruments contracted which do not meet the hedge accounting criteria set out by the corresponding standard.

For the years ended December 31, 2016 and 2015, the Company and its subsidiaries did not record any financial liability at fair value through profit or loss upon initial recognition.

Loans and financing: After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate amortization process.

Derecognition

A financial liability is derecognized when the obligation has been revoked, cancelled or has expired.

When an existing financial liability is replaced by another of the same lender, and the terms of the instruments are substantially different, or when the terms of an existing debt instrument are substantially modified, this replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference in the corresponding carrying amounts is recognized in the income statement.

k.3) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability will take place (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for that asset or liability.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

The Company and or its subsidiaries must have access to the principal (or most advantageous) market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing an asset or liability, assuming that market participants act in their best economic interests.

Fair value measurement of a non-financial asset takes into consideration the capacity of a market participant to generate economic benefits through the best use of the asset, or selling it to another market participant that would also make the best use of the asset.

The Company and its subsidiaries use valuation techniques appropriate for the circumstances and for which there is sufficient data for fair value measurement, maximizing the use of relevant available information and minimizing the use of unavailable information.

For assets and liabilities recurrently recognized in the financial statements, the Company determines whether there were transfers between the hierarchy levels, revaluating the classification (based on the lowest level input that is significant to the overall fair value measurement) at the end of each reporting period.

For the purposes of fair value disclosures, the Company and its subsidiaries determined classes of assets or liabilities based on the nature, characteristics and risks of those assets or liabilities and the fair value hierarchy level, as mentioned above.

k.4) Financial instruments - net

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a current enforceable legal right to offset the amounts recognized and if there is an intention to offset or realize the asset or settle the liability simultaneously.

l) Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments, such as currency and interest rate swaps or currency nondeliverable forward contracts to hedge against currency risks.

Derivative financial instruments designated in hedge transactions are initially recognized at fair value on the date on which the derivative contract is entered into, and subsequently revalued also at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive and as financial liabilities when the fair value of the instrument is negative.

Any gains or losses resulting from changes in fair value of derivatives during the year are posted directly to the income statement, except for the effective portion of cash flow hedges, which is recognized directly in equity as other comprehensive income and subsequently reclassified to P&L when the hedged item affects P&L.

Inception initial recognition of a hedge relationship, the Company formally designate and documents the hedge relationship to which it wishes to apply hedge accounting, the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the hedged risk, the nature of unhedged risks, the prospective statement of hedge effectiveness and how the Company shall assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

For the purpose of hedge accounting, hedges are classified as cash flow hedges and fair value hedges.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

l.1) Cash flow hedges

Cash flow hedges meeting the recording criteria are accounted for as follows: (i) the portion of gain or loss from the hedge instrument determined as effective hedge shall be recognized directly in equity (in other comprehensive income), and (ii) the ineffective portion of gain or loss from the hedge instrument shall be recognized in the income statement.

When the Company’s documented risk management strategy for any given hedge relationship excludes from the hedge effectiveness evaluation any particular component of gain or loss or the corresponding cash flows from the hedge instrument, that gain or loss component is recognized in financial income (expenses).

Amounts recorded in other comprehensive income are immediately transferred to the income statement when the hedged transaction affects P&L, for example, when the hedged financial income or expenses are recognized or when a sale occurs. When a hedged item is the cost of a non-financial asset or liability, amounts recorded in equity are transferred at the initial carrying amount of the non-financial assets and liabilities.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge fails to meet the hedge accounting criteria, any cumulative gain or loss previously recognized in other comprehensive income remains separately in equity until the forecast transaction occurs or the firm commitment is fulfilled.

The Company's contracts are classified as cash flow hedges when they provide protection against changes in cash flows that are attributable to a particular risk associated with a recognized liability that may affect the profit or loss and fair value when they provide protection against exposure to changes in the fair value of the identified part of certain liabilities that is attributable to a particular risk (exchange variation) and may affect the profit or loss.

l.2) Fair value hedges

Fair value hedges meeting the accounting criteria are accounted for as follows: (i) gain or loss from changes in fair value of a hedge instrument shall be recognized in the income statement as finance costs; and (ii) gain or loss from a hedged item attributable to the hedged risk shall adjust the recorded amount of the hedged item to be recognized in the income statement, as finance costs.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying amount is amortized through profit or loss over the remaining term of the hedge using the effective interest method.  The effective interest rate amortization may begin as soon as any adjustment exists and no later than the point that the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the income statement.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.

l.3) Classification between current and noncurrent

Derivative financial instruments are classified as current and noncurrent or segregated into short and long term portions based on an evaluation of the contractual cash flows.

When the Company maintains a derivative as economic hedge (and does not apply hedge accounting), for a period exceeding 12 months after balance sheet date, the derivative is classified as noncurrent (or segregated into current and noncurrent portions), in line with the classification of the corresponding item.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

The derivative instrument is segregated into current and noncurrent portions only when amounts can be reliably allocated.

m) Loans and financing

Loans and financing obtained are initially recognized at fair value, net of costs incurred to obtain them and subsequently measured at amortized cost (plus charges and pro rata interest), considering the effective interest rate of each operation.

These are classified as current, unless the Company has an unconditional right to settle the liability for at least 12 months after year end.

n) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a period of time exceeding 18 months to prepare for its intended use or sale form part of the cost of that asset.

All other borrowing costs are recorded in the period they are incurred. Borrowing costs include interest and other costs incurred by an entity in connection with the borrowing of funds.

In 2016 and 2015, the Company did not capitalize amounts related to borrowing costs.

o) Interest on equity and dividends

o.1) Interest on equity

Brazilian legislation allows companies to pay interest on equity, which is similar to payment of dividends; however, this is deductible for income tax calculation purposes. In order to comply with Brazilian tax legislation the Company and its subsidiaries provision, in its accounting records the amount due to match against the financial expenses account in the income statement for the year. For the presentation of these financial statements, that expense is reversed against a direct charge to equity, resulting in the same accounting treatment adopted for dividends. The distribution of interest on equity to shareholders is subject to withholding income tax at a 15% rate.

o.2) Dividends

Minimum mandatory dividends are stated in the balance sheet as legal obligations (provisions in current liabilities). Dividends in excess of such minimum amount, not yet approved in the Shareholders’ Meeting, are recorded in equity as proposed additional dividends. After approval at the Shareholders’ meeting, the dividends in excess of minimum mandatory are transferred to current liabilities, and classified as legal obligations.

p) Provisions

p.1) General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, when it is probable that economic benefits are required to settle the obligation and a reliable estimate of the value of the obligation can be made. Provisions are restated at the balance sheet date considering the likely amount of loss and the nature of each contingency.

Provisions for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provisions for civil, labor, tax and regulatory contingencies.

Judicial deposits are classified as assets given that the conditions required for their net presentation with the provision do not exist.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

p.2) Provisions for civil, labor, tax and regulatory legal claims

The Company is party to labor, tax, civil and regulatory administrative and legal proceedings and set up a provision for contingencies whose likelihood of loss was estimated as probable. The assessment of the likelihood of loss includes an analysis of available evidence, the hierarchy of laws, available case law, the latest court decisions law and their relevance in the legal system, as well as the opinion of outside legal counsel. Provisions are reviewed and adjusted considering changes in existing circumstances, such as the applicable statute of limitations, tax audit conclusions, or additional exposures identified based on new matters or court decisions.

p.3) Provision for decommissioning of assets

This refers to costs to be incurred due to returning sites to owners (locations intended for tower and equipment installation on leased property) in the same condition as these were found at the time of execution of the initial lease agreement.

These costs are provisioned at the present value of amounts expected to settle the obligation using estimated cash flows and are recognized as part of the cost of the corresponding asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is recorded as incurred and recognized in the income statement as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to, or deducted from, the cost of the asset.

p.4) Contingent liabilities recognized in a business combination

A contingent liability recognized in business combination is initially measured at fair value (Note 4).

q) Taxes

q.1) Current taxes

Current tax assets and liabilities for the current and prior years are measured at the estimated amount recoverable from, or payable to, the tax authorities. The tax rates and laws used in calculating the amounts referred to above are those in effect, or substantially in effect, at year end. In the balance sheet, current taxes are presented net of prepayments over the year.

Current income and social contribution taxes related to items directly recognized in equity are also recognized in equity. Management regularly assesses the tax position in circumstances in which tax regulation requires interpretation, and sets up provisions therefor when appropriate.

q.2) Deferred taxes

Deferred taxes arise from temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amount.

Deferred tax assets are recognized for all deductible temporary differences, unused tax credits and losses, to the extent that taxable profit is likely to be available for realization of deductible temporary differences, and unused tax credits and losses are likely to be used, except: (i) when the deferred tax asset related to the deductible temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit, income or loss for tax purposes; and (ii) on deductible temporary differences related to investments in subsidiaries, where deferred tax assets are recognized only to the extent that it is probable that temporary differences will be reversed in the near future and taxable profit is likely be available so that temporary differences can be used.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit shall be available to allow all or part of the deferred tax asset to be used. Derecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax liabilities are recognized on all temporary tax differences, except: (i) when the deferred tax liability arises from initial recognition of goodwill, or an asset or liability in a transaction other than a business combination, and does not affect book profit or taxable profit or tax losses on the transaction date; and (ii) on temporary tax differences related to investments in subsidiaries, in which the temporary difference reversal period can be controlled and temporary differences are not likely to be reversed in the near future.

Deferred tax assets and liabilities are measured at the tax rate expected to be applicable for the year the asset will be realized or the liability will be settled, based on the rates provided in tax legislation and that were published as of year-end.

Deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as noncurrent, irrespective of their expected realization.

The tax effects of items recorded directly in equity are also recognized in equity. Deferred tax items are recognized based on the transaction which gave rise to that deferred tax, in comprehensive income or directly in equity.

Deferred tax assets and liabilities are presented net when there is a legal or constructive right to offset a tax asset against a tax liability and deferred taxes relate to the same taxpaying entity and are subject to the same tax authority.

q.3) Sales taxes

Revenues are recognized net of value added taxes, which from services rendered is subject to State Value-Added Tax (ICMS) or Service Tax (ISS) at the rates in force in each region as well as and to Social Contribution Tax on Gross Revenue for Social Integration Program (PIS) and Social Contribution Tax on Gross Revenue for Social Security Financing (COFINS) taxation on a cumulative basis for revenue from telecommunication services, at 0.65% and 3%, respectively. Other revenue earned by the Company, including revenue from resale of goods, on a noncumulative basis, is taxed at 1.65% and 7.6% for PIS and COFINS, respectively, and by ICMS at the rates in force in each State.

Prepayments or recoverable amounts are stated in current or noncurrent assets, based on their estimated realization.

r) Other assets and liabilities

Assets are recognized in the balance sheet when it is likely that their future economic benefits will flow to the Company, and their cost or value can be reliably measured.

A liability is recognized in the balance sheet when the Company or its subsidiaries have a legal or constructive obligation as a result of a past event, the settlement of which is likely to generate an outflow of economic benefits.

Assets and liabilities are presented in the balance sheet classified as current or noncurrent.

An asset is classified as current when: (i) it is expected to be realized or is intended to be sold or used in the ordinary operational cycle; (ii) it is mainly held for trading purposes; (iii) it is expected to be realized within 12 months from the reporting period; or (iv) cash and cash equivalents, unless there are restrictions upon exchange thereof, i.e., when used to settle a liability within 12 months from the reporting period. All other assets are classified as noncurrent.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

A liability is classified as current when: (i) it is expected to be settled in the ordinary operational cycle; (ii) it is mainly held for trading purposes; (iii) It is expected to be settled within 12 months from the reporting period; or (iv) there is no unconditional right to defer settlement of the liability within 12 months from the reporting period. All other liabilities are classified as noncurrent.

s) Present value adjustment of assets and liabilities

Current and noncurrent monetary assets and liabilities are adjusted to their present value when the effect on the overall financial statements is considered significant. The present value adjustment is calculated using contractual cash flows and the explicit, and sometimes implicit, interest rates of the respective assets and liabilities.

Accordingly, the interest rate embedded in revenues, expenses and related costs is discounted, so that these assets and liabilities are recognized on an accrual basis. This interest is subsequently reallocated to financial income and expenses in P&L through use of the effective interest method in relation to contractual cash flows. Implicit interest rates were determined based on assumptions, and accounting estimates are considered.

t) Government grants and assistance

Government grants are recognized when there is reasonable certainty that the benefit will be received and that all the related conditions will be met. When the benefit refers to an expense item, it is recognized as revenue along the benefit period, on a systematic basis in relation to the costs the benefit it intends to offset.

When the Company receives non-monetary grants, the asset and the benefit are recorded at nominal amounts and reflected in the income statements over the expected useful life of the asset by equal annual installments. A loan or assistance is initially recognized or measured at fair value. A government grant is measured as the difference between the initial carrying amount of the loan and proceeds therefrom. A loan is subsequently measured in accordance with the applicable accounting policy.

When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favorable interest is regarded as an additional government grant.

The financing lines with the Brazilian Development Bank (BNDES), with interest rates not exceeding those prevailing in the market, are classified under the scope of IAS 20/CPC 7, and are recorded at fair value based on market rates. Adjustment arising from the comparison of the amount measured based on the rate agreed upon is accounted for as deferred revenue (Note 20).

u) Revenue recognition

Revenues substantially correspond to value of considerations received or receivable arising from the provision of telecommunications or communications services, the sale of goods and other revenue, and are stated net of taxes, discounts or returns (in case of sale of goods) thereon. Revenues and expenses are stated on the accrual basis of accounting.

Revenue is recognized when it is probable that future economic benefits will flow to the Company or its subsidiaries, when it can be reliably measured, costs incurred in the transaction can be measured, the risks and rewards have been substantially transferred to the buyer and when specific criteria have been met for each of the Company’s activities.

Consolidated revenues of the Company comprise basically telecommunication services regarding voice, data and digital services, broadband, TV and additional telecommunication services that are offered to customers through fixed-price traffic packs (paid on a monthly basis) or based on customers’ consumption, remuneration for network usage and sale of goods.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

u.1) Recognition of revenues from telecommunication services

Revenues from telecommunication, data and digital services, broadband services provided are recorded on an accrual basis based on the amounts agreed upon. Local and long-distance calls are billed by the measurement process under legislation in force. The services billed on fixed monthly amounts are calculated and accounted for on a straight-line basis. Unbilled revenues from the last billing up to the balance sheet date are recognized in the month in which the service is provided.

Revenues related to sale of public phone cards and pay-as-you-go credit for cellphones as well as the respective taxes are deferred and recognized in the income statement to the extent that the services are effectively rendered.

Revenues from equipment lease contracts classified as finance lease agreement (TData’s Soluciona TI product) are recognized on installation of equipment whereupon effective transfer of risk takes place. Revenue is recognized at present value of future minimum payments provided for in the agreement.

Revenues from services are basically subject to the following indirect taxes: ICMS or ISS (as applicable), PIS and COFINS.

u.2) Recognition of revenue and cost from sales of goods

Revenues and cost of sales (mobile phones, simcards and accessories) are recorded when risks and rewards inherent in such goods are transferred to buyers.

Sales made in own stores are recognized upon sale to end consumer. Revenues and costs of sales made by accredited dealers are deferred and recognized in P&L when the device is activated, limited to 90 days from the sale date.

u.3) Customer loyalty program

The Company has a loyalty points program that enables customers to accumulate points when they pay bills regarding the usage of the services offered. The accumulated points may be exchanged for telephone sets or services, conditional upon obtaining a minimum balance of points by customer. The consideration received is allocated to the cost of sets or services at fair value. The fair value of points is determined by dividing the amount of discount granted by the number of points necessary for the redemption based on the points program. The portion of revenue related to the fair value of the accumulated balance of points generated is deferred and recognized as revenue upon redemption of points.

The number of points to be accounted for is determined through statistical techniques that consider assumptions and historical data on expected redemption rates, expiration percentages and cancellation of points, among other factors. These estimates are subject to variations and uncertainties due to changes in the behavior of customer redemptions.

u.4) Membership fee and promotional campaigns

Participation fees paid for promotional campaigns by customers of the Company are deferred and recorded in P&L throughout the duration of such campaign.

u.5) Agreements combining more than one element

Commercial packages offered by the Company that combine different elements are analyzed to determine whether it is necessary to separate the different elements identified, adopting the recognition criterion that is most adequate to each situation. Total revenue generated by the package sale is distributed among its elements, based upon their respective fair values.

The fair value determination of each element then identified implies the need for complex estimates given the nature of the business. A possible change in fair values estimates could affect the distribution of revenues between components and consequently the deferred revenue.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

v) Financial income (expenses)

These include interest, and monetary and exchange variations arising from short-term investments, derivative transactions, loans, financing, debentures, present value adjustments of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on an accrual basis when earned or incurred by the Company.

For all financial instruments measured at amortized cost and interest-yielding financial assets classified as available for sale, interest income or expense is recognized using the effective interest method, which exactly discounts estimated future cash payments or receipts over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or liability.

w) Post-retirement benefit plans

The Company and its subsidiaries individually sponsor pension funds of post-retirement benefits for active and retired employees, in addition to a multisponsor supplementary retirement plan and health care plan for former employees. Contributions are determined on an actuarial basis and recorded on an accrual basis. Liabilities relating to defined benefit plans are determined based on actuarial evaluations at each year end, in order to ensure that sufficient reserves have been set up for both current and future commitments.

Actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the contributions payable, which are recognized in the P&L in the respective accrual periods.

The asset or liability related to defined benefit plan to be recognized in financial statements corresponds to the present value of the obligation for the defined benefit (using a discount rate based on long-term National Treasury Notes “NTNs”), less fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a privately-held supplementary pension plan entity. Plan assets are not available to the Company’s creditors or those of its subsidiaries and cannot be paid directly to the Company or its subsidiaries. The fair value is based on information on market prices and, in case of securities quoted, on purchase price disclosed. The value of any defined benefit asset then recognized is limited to the present value of any economic benefits available as a reduction in future plan contribution from the Company.

Actuarial costs recognized in the income statement are limited to the service cost and cost of interest on the defined benefit plan obligation. Any changes in the measurement of plan assets and obligations are initially recognized in other comprehensive income, and immediately reclassified to P&L.

The Company manages and individually sponsors a health care plan for retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98 (which provides for private health care and health insurance plans). As provided for in articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees.

x) Significant accounting judgments, estimates and assumptions

The preparation of the financial statements requires management to make judgments, estimates and adopt assumptions supported by valuation bases used in accounting estimates. The accounting estimates involved in the preparation of these financial statements were based on objective and subjective factors, considering management’s judgment for determining the adequate amounts to be recorded in the financial statements.

Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the uncertainties inherent in their estimate process.

Significant assumptions concerning sources of uncertainty in future estimates and other significant sources of estimation uncertainty at the balance sheet date, involving a significant risk of causing a material adjustment to the carrying amount of assets and liabilities, are as follows:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

x.1) Impairment of non-financial assets

An impairment loss exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost to sell and value in use. The calculation of fair value less cost to sell is based on information available on transactions for sale of similar assets or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as expected future cash receipts and growth rate used for extrapolation purposes.

The Company regularly analyzes the performance of the defined cash generating unit in order to identify any impairment of goodwill and its other assets. Determination of the recoverable amount of the cash generating unit to which goodwill is attributed includes use of assumptions and estimates and requires use of significant accounting judgment and criterion.

x.2) Post-retirement benefit plans

The cost of pension plans with defined benefits and other post-employment health care benefits and the present value of the pension obligation are determined using actuarial valuation methods. Actuarial valuation involves use of assumptions about discount rates, future salary increases, mortality rates and future increases in pension and annuity benefits. The obligation for defined benefits is highly sensitive to changes in these assumptions. All assumptions are reviewed on an annual basis.

The mortality rate is based on publicly available mortality tables in the country. Future salary increases and pension increases are based on expected future inflation rates for the country.

x.3) Fair value of financial instruments

When the fair value of financial assets and liabilities stated in the balance sheet cannot be obtained in active markets, it will be determined using valuation techniques, including the discounted cash flow method. Data for these methods is based on those adopted in the market, whenever possible. However, when this is not feasible, a certain level of judgment is required for fair value determination. Judgment includes consideration of the inputs used, such as liquidity risk, credit risk and volatility. Changes in the assumptions about these factors could affect the reported fair value of financial instruments.

x.4) Property, plant and equipment and finite-lived intangible assets

The accounting treatment of investment in fixed and intangible assets includes estimating useful life period for depreciation purposes and the fair value at the date of acquisition, particularly for assets acquired in business combinations.

Useful life determination requires estimates regarding the expected technological developments and alternative uses of assets. The hypotheses related to the technological aspect and its future development imply a significant level of analysis, considering the difficulties in forecasting time and nature of future technological changes.

x.5) Revenue recognition – Customer Loyalty Program

The Company estimates the fair value of points attributed under the customer loyalty program by applying statistic techniques. Inputs for the model include assumptions about expected redemption rates, the mix of products that will be available for future redemption and customers’ preference in relation to points use.   Since issued points do not expire, these estimates are subject to significant uncertainties.

x.6) Agreements combining more than one element

The fair value determination of each element in a multiple element agreement requires complex estimates given the nature of the business. A possible change in fair value estimates could affect the distribution of revenues between components and consequently the deferred revenues.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

x.7) Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable profits. The Company and its subsidiaries set up provisions, based on reasonable estimates, for the possible consequences of audits by tax authorities in respective jurisdictions in which they operate. The amount of these provisions is based on various factors, such as previus tax audit experience and different interpretations of tax regulations by the taxable entity and by the relevant tax authority. Such differences in interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company or those of its subsidiaries.

The Company and its subsidiaries evaluate the recoverability of deferred tax assets based on estimates of future profits. This recoverability ultimately depends on the ability of the Company or its subsidiaries to generate taxable profits over the period in which the deferred tax asset is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and payment of income tax could differ from estimates made by the Company and its subsidiaries, as a result of changes in tax laws or of unexpected future transactions that may impact tax balances.

x.8) Provisions for tax, labor, civil and regulatory proceedings

Provisions are recognized when the Company has a present obligation arising from a past event, settlement of which requires an outflow of resources rated as probable and when it can be reliably estimated. This obligation can be legal or constructive, derived from, among other factors, regulations, contracts, customary practices or public commitments that expose third parties to a valid expectation that the Company or its subsidiaries will assume certain responsibilities. The determination of the provision is based on the best estimate of the disbursement required to settle the corresponding obligation, considering the information available as of the closing date, including the opinion of independent experts, such as legal advisors.

y) Functional and reporting currency

The Company’s functional and reporting currency is the Brazilian real. Transactions in foreign currency were translated at the exchange rate in force as of the date the transaction. Assets and liabilities denominated in foreign currencies are translated using the exchange rate at the balance sheet date. The exchange rate variations arising from transactions in foreign currencies are recognized in P&L as financial income or expenses. Gains and losses on the translation of foreign investments are recognized in the statement of comprehensive income.

z) Translation of transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency (real) at the exchange rate (fx rate) in force as of the transaction date and subsequently re-measured based on the fx rates effective that, at December 31, 2016, were US$1.00 = R$3.2591, €1.00 = R$3.4351, and at December 31, 2015, were: US$1.00 = R$3.9048, €1.00 = R$4.2512. Gains and losses resulting from the translation of these assets and liabilities due to exchange rate variation between transaction date and period end are recognized in the income statement.

aa) Employee profit sharing

The Company and its subsidiaries have obligations arising from employment contracts, recognizing these provisions during the year. Provisions are recorded to recognize the expense regarding employee profit sharing. These provisions are calculated based on qualitative and quantitative goals set by management and accounted for in specific accounts according to their function in groups of: Cost of services, Selling expenses and General and administrative expenses.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

ab) Share-based payments

The Company and its subsidiaries measure the cost of transactions settled with employees and officers based on shares issued by parent company (Telefónica), by reference to the fair value of the shares at the date at which they are granted, using the binomial valuation model. This fair value is charged to the income statement over the period until the vesting date.

ac)  Treasury shares

Own equity instruments that are repurchased (treasury stock) are recognized at cost and deducted from equity. No gains or losses are recognized in P&L on purchase, sale, issue or cancellation of the Company's own equity instruments.

ad) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision making professional in decisions on how to allocate funds to an individual segment and in the assessment of segment performance.  Considering that : (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made consolidated on a consolidated basis, the Company and subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

ae) Statement of cash flows and statement of value added

The statement of cash flows was prepared in accordance with IAS 7/CPC 03 – Statement of Cash Flows using the indirect method, and reflects the changes in cash for the years reported.

The statement of value added (SVA) is shown as supplementary information, in compliance with Brazilian Corporation Law and was prepared in accordance with CPC09 – Statement of value added. The purpose of the statement of value added is to disclose the wealth generated by the Company during the year and the wealth distribution among its stakeholders.

4)  ACQUISITION OF GVT PARTICIPAÇÕES S.A. (“GVTPart.”)

Pursuant to, and for the purposes of, CVM Rule No. 358/02, the Company informed the market that its Special Shareholders’ Meeting (“AGE”) held on May 28, 2015 approved the ratification of the Stock Purchase Agreement and Other Covenants executed by the Company, in the capacity of “Buyer”, and Vivendi and its subsidiaries (Société d’Investissements et de Gestion 108 SAS - “FrHolding108” and Société d’Investissements et de Gestion 72 S.A.), in the capacity of “Sellers”, whereby all the shares issued by GVTPart were acquired by the Company.

Payment for acquisition of GVTPart shares was made as follows:

•       €4.663 billion paid in cash after contractual adjustments for net debt assumed on the execution date; and

•       Company-issued shares delivered to FRHolding108 as a result of the merger of GVTPart shares by the Company, representing 12% of the Company’s capital stock after the merger of shares.

As a result of the merger of GVTPart shares, the Company’s capital increased by R$9,666,021, with the issuance of 68,597,306 common shares and 134,320,885 preferred shares, all registered, no-par value shares, based on the economic value of merged shares calculated using the discounted cash flow method and on the appraisal report on GVTPart’s economic value prepared by an expert firm, in accordance with article 252, paragraph 1, together with article 8, of Law No. 6404/76.  The difference between the economic value of merged shares and the market value of shares issued on the transaction closing date was recognized in “Other Capital Reserves”, in the amount of R$1,188,707.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

This transaction was subject to obtaining of applicable corporate and regulatory approvals, including from Brazil’s Administrative Council for Economic Defense (“CADE”) and ANATEL, further to other conditions usually applicable to this type of transaction. The transaction was approved by ANATEL under Act No. 448 of January 22, 2015, published in the Official Federal Gazette (“DOU”) on January 26, 2015, and by CADE at the 61st ordinary session of its Trial Court, held on March 25, 2015, and published in the Official Federal Gazette (“DOU”) on March 31, 2015.

Once the acquisition transaction was completed on May 28, 2015, the Company held direct interest in GVTPart and indirect interest in GVT. GVTPart. is headquartered in Brazil as its business purpose includes participation in other companies, whether national or foreign, as partner, shareholder or member. Its direct subsidiary (GVT) provides land-line telephone, data, multimedia communication and pay-tv services throughout Brazilian territory.

Under IFRS 3 (R) / CPC 15 (R1) – Business Combinations, business acquisitions are accounted for using the acquisition method.  The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair value of assets transferred, the liabilities assumed at the acquisition date from the former acquiree’s shareholders and equity interests issued in exchange for control over the acquiree.

The acquisition price was as follows:

Gross consideration in cash (4.663 billion euros)	15,964,853
(-) Contractual Adjustments (Net Debt)	(7,060,899)
Total consideration in cash, net	8,903,954
(+) Contingent Consideration	344,217
(+) Consideration in Shares at Fair Value	8,477,314
(-) Cash Flow Hedge Gain on Transaction, net of taxes (1)	(377,373)
(-) Refund according to sections 2.2.4 and 2.2.5 of SPA	(84,598)
Total consideration, net of Cash Flow Hedge	17,263,514

(1) Derivative transactions refer to cash flow hedges to protect the amount due in Euros to Vivendi, for the acquisition of GVTPart., against exchange rate variation of the amount.

A breakdown of the fair value of identifiable net assets acquired for R$4,426,373, as well as goodwill recorded on the acquisition date are presented below. At the date of preparation of the financial statements for the year ended December 31, 2015, the Company had already completed the revisions and adjustments of the fair value determination of the identifiable assets acquired and liabilities assumed by GVTPart.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Current assets	1,557,651	Current liabilities	5,299,662
Cash and cash equivalents	390,255	Personnel, social charges and benefits	170,989
Accounts receivable, net	947,378	Trade accounts payable	611,425
Inventories	4,641	Taxes, charges and contributions	346,569
Taxes recoverable	147,057	Loans and financing	3,968,615
Other assets	68,320	Provisions	17,866
		Other liabilities	184,198
Noncurrent assets	12,026,239
Short-term investment pledged as collateral	17,871	Noncurrent liabilities	3,857,855
Taxes recoverable	65,798	Trade accounts payable	67,742
Deferred taxes (4)	610,873	Taxes, charges and contributions	1,342
Judicial deposits and garnishments	551,275	Loans and financing	3,088,414
Other assets	7,052	General Provisions (3)	679,294
Property and equipment, net (1)	7,970,117	Other liabilities	21,063
Intangible assets, net (2)	2,803,253
		Fair value of assumed liabilities	9,157,517

		Fair value of identifiable net assets acquired	4,426,373

		Goodwill (5)	12,837,141

Fair value of assets acquired	13,583,890	Total consideration, net of Cash Flow Hedge	17,263,514

(1)     This includes the allocation of appreciation of property, plant and equipment items (R$409,601).

(2)     This includes the allocation of fair value assigned to the brand (R$59,000), customer portfolio (R$2,523,000), appreciation and other intangibles assets (R$20,394).

(3)     This includes the allocation of fair value assigned to contingent liabilities (R$512,648).

(4)     This includes the allocation of deferred taxes on contingent liabilities (R$174,300).

(5)     This refers to goodwill recorded on the acquisition of GVTPart. based on expected synergies resulting from the business combination. This amount has already been used for tax purposes.

The main purpose of the Company’s acquiring of control over GVTPart was to enable the integration of land-line, mobile, data and TV telecommunication services in Brazil, with a view to operating more efficiently. The acquisition of GVTPart. allows the Company to obtain significant synergies in revenues and costs, thus generating opportunities of cross sales in the individual and corporate markets, also allowing optimization of investments, improvement of service quality, reduction of cost of content, acquisition and platform in the pay-TV business, due to economies of scale, as well as reduction of general and administrative expenses, not affecting the Company’s growth potential.

The methods and assumptions used to determine the fair values were:

Customer portfolio

The customer portfolio was valued using the MEEM method (“Multi-period Excess Earnings Method”), which is based on a discounted cash flow calculation of future economic benefits attributable to the customer base, net of eliminated liabilities for contributions involving its generation. In order to estimate the remaining useful life of the customer portfolio, an analysis of the average length of customer relationships was conducted using a churn method.

The purpose of the useful life analysis is to estimate a survival curve that anticipates future churn rates in relation to the existing customer base. The so-called Iowa curves were used as an approximation to the customer survival curve. The fair value allocated to the customer portfolio on the acquisition date was R$2,523,000, which will be amortized over 7.77 years on average.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Brand

The fair value of “GVT” brand was determined through the "relief-from-royalty” method. This method measures the value of the asset by capitalizing the royalties saved by owning intellectual property.  In other words, the owner of the brand profits from owning the intangible asset, rather than having to pay royalties for its use. The royalties saved were determined by applying a market royalty rate (expressed as a percentage of revenue) to the future expected revenues from the sale of the product or service associated with the intangible asset. The market royalty rate, normally expressed as a percentage of net revenue, is the rate a knowledgeable willing owner would charge a knowledgeable willing user for use of an asset it owns in an arm’s length transaction. The fair value allocated to the brand on the acquisition date was R$59,000, which will be amortized over 1.5 years.

Contingent Consideration

As part of the Stock Purchase Agreement and Other Covenants executed by the Company and Vivendi for the acquisition of all GVTPart-issued shares, a contingent consideration was defined for the court deposits made by GVT for the monthly installments of deferred income and social contribution taxes on the amortization of goodwill arising from the corporate restructuring process completed by GVT in 2013. In September 2014, GVT filed for a cancellation of the judicial review and the return of amounts deposited with the courts.

If GVT succeeds in receiving (being reimbursed, refunded or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappeasable decision.  The period for returning such amount is of up to 15 years. The fair value of the contingent consideration on the acquisition date is R$344,217, recorded in the Company’s noncurrent liabilities as “Loans, Financing and Debentures” (Note 21), which is subject to monthly monetary adjustments based on the Selic rate.

Fair value of contingent liabilities

According to IFRS 3 (R) / CPC 15 (R1) - Business Combinations, the acquirer must recognize, on the acquisition date, contingent liabilities assumed in a business combination, even if it is not probable that cash outflows will be required to settle the obligation, as long as it is a present obligation arising from past events and its fair value can be measured reliably.

In compliance with these requirements, contingent liabilities were recognized in this acquisition at a fair value, which were determined considering the expected cash outflow required to settle the obligation on the acquisition date (Note 19).

Nature	12/31/16	12/31/15	Aquisition Date
Tax	536,059	501,800	461,548
Labor	33,626	39,188	35,955
Civil	8,774	7,759	7,799
Regulatory	-	8,152	7,346
Total	578,459	556,899	512,648

Other information

The balance of cash and cash equivalents on the acquisition date was R$390,255 (R$376,479, net of transaction costs).

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

5)  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	12/31/16	12/31/15	12/31/16	12/31/15
Cash and banks	189,445	201,294	198,369	233,742
Short-term investments	4,486,182	4,005,301	4,906,741	5,103,103
Total	4,675,627	4,206,595	5,105,110	5,336,845

Highly liquid short-term investments basically comprise Bank Deposit Certificates (CDB) and Repurchase Agreements kept at first-tier financial institutions, pegged to the Interbank Deposit Certificate (CDI) rate variation. Revenues generated by these investments are recorded as financial income (expenses).

6) TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	12/31/16	12/31/15	12/31/16	12/31/15
Billed amounts	6,077,768	5,605,057	6,939,909	6,959,513
Unbilled amounts	1,898,630	1,490,470	1,930,708	2,111,746
Interconnection amounts	1,333,595	1,531,352	1,345,471	1,555,480
Amounts from related parties (Note 29)	177,741	241,233	190,906	206,957
Gross accounts receivable	9,487,734	8,868,112	10,406,994	10,833,696
Estimated impairment losses	(1,004,512)	(1,650,112)	(1,399,895)	(2,217,926)
Total	8,483,222	7,218,000	9,007,099	8,615,770

Current	8,282,685	7,000,379	8,701,688	8,285,319
Noncurrent	200,537	217,621	305,411	330,451

Consolidated balances of noncurrent trade accounts receivable include:

•       R$143,265 at December 31, 2016 (R$217,621 at December 31, 2015), relating to the business model of resale of goods to legal entities, receivable within 24 months. At December 31, 2016, the impact of the present-value adjustment was R$32,920 (R$59,378 at December 31, 2015).

•       R$104,874, at December 31, 2016, (R$112,830 at December 31, 2015), relating to “Soluciona TI”, traded by TData, which consists of lease of IT equipment to small and medium companies and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as finance lease. At December 31, 2016, the impact of the present-value adjustment was R$3,005 (R$3,671 at December 31, 2015).

•       R$57,272, at December 31, 2016, net of the present value adjustment of R$10,268, relating to the portion of accounts receivable arising from negotiations on the bankruptcy process of companies from the OI group.

The balances of current and noncurrent trade accounts receivable, relating to finance lease of “Soluciona TI” product, comprise the following effects:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	12/31/16	12/31/15
Present value of accounts receivable	608,379	574,534
Deferred financial income	3,005	3,671
Nominal amount receivable	611,384	578,205
Estimated impairment losses	(344,738)	(306,443)
Net amount receivable	266,646	271,762

Current	161,772	158,932
Noncurrent	104,874	112,830

At December 31, 2016, the aging list of gross trade accounts receivable relating to “Soluciona TI” product is as follows:

	Consolidated
	Nominal amount receivable	Present value of accounts receivable
Falling due within one year	338,327	338,327
Falling due between one year and five years	273,057	270,052
Total	611,384	608,379

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

The aging list of trade accounts receivable, net of estimated impairment losses, is as follows:

	Company		Consolidated
	12/31/16	12/31/15	12/31/16	12/31/15
Falling due	6,392,442	5,186,776	6,841,752	6,158,130
Overdue – 1 to 30 days	1,025,630	949,131	1,073,568	1,082,139
Overdue – 31 to 60 days	309,210	323,882	322,485	375,908
Overdue – 61 to 90 days	225,132	214,337	227,010	324,985
Overdue – 91 to 120 days	110,813	93,826	105,048	103,876
Overdue – over 120 days	419,995	450,048	437,236	570,732
Total	8,483,222	7,218,000	9,007,099	8,615,770

At December 31, 2016 and 2015, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses for accounts receivable are as follows:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

	Company	Consolidated
Balance at 12/31/14	(1,313,956)	(1,619,316)
Supplement to estimated losses (Note 25)	(1,529,171)	(1,819,712)
Reversal of estimated losses (Note 25)	512,355	589,037
Write-off due to use	680,660	956,001
Business combination (Note 4)	-	(323,936)
Balance at 12/31/15	(1,650,112)	(2,217,926)
Supplement to estimated losses (Note 25)	(1,667,359)	(1,843,775)
Reversal of estimated losses (Note 25)	441,617	495,554
Write-off due to use	2,032,062	2,166,252
Merger (Note 1c)	(160,720)	-
Balance at 12/31/16	(1,004,512)	(1,399,895)

7)  INVENTORIES, NET

	Company		Consolidated
	12/31/16	12/31/15	12/31/16	12/31/15
Materials for resale (1)	335,281	550,283	377,465	594,888
Materials for consumption	75,086	48,562	77,732	53,275
Other inventories	7,892	7,809	7,892	7,809
Gross total	418,259	606,654	463,089	655,972
Estimated losses from impairment or obsolescence	(50,108)	(48,390)	(52,676)	(52,341)
Total	368,151	558,264	410,413	603,631

(1) This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

Changes in estimated impairment losses and inventory obsolescence are as follows:

	Company	Consolidated
Balance at 12/31/14	(45,901)	(48,486)
Supplement to estimated losses	(29,762)	(32,639)
Reversal of estimated losses	27,273	28,784
Balance at 12/31/15	(48,390)	(52,341)
Supplement to estimated losses	(24,943)	(29,755)
Reversal of estimated losses	23,225	29,420
Balance at 12/31/16	(50,108)	(52,676)

Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 25).

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

8)   DEFERRED TAXES AND TAXES RECOVERABLE

a) Taxes recoverable

	Company		Consolidated
	12/31/16	12/31/15	12/31/16	12/31/15
State VAT (ICMS) (1)	2,317,739	1,866,777	2,329,159	2,063,159
Income and social contribution taxes recoverable (2)	829,160	267,238	830,549	301,714
Withholding taxes and contributions (3)	131,915	132,442	157,371	293,065
PIS and COFINS	125,273	108,758	148,759	133,925
Fistel, INSS, ISS and other taxes	22,775	126,806	38,236	139,082
Total	3,426,862	2,502,021	3,504,074	2,930,945

Current	2,952,622	2,164,544	3,027,230	2,521,292
Noncurrent	474,240	337,477	476,844	409,653

(1) This includes credits arising from the acquisition of property and equipment (subject to offsetting in 48 months); requests for refund of ICMS, which was paid under invoices that were cancelled subsequently; for the rendering of services; tax substitution; and tax rate difference; among others. Noncurrent consolidated amounts include credits arising from the acquisition of property and equipment of R$370,770 and R$319,925 on December 31, 2016 and 2015, respectively.

(2) This refers to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.

(3) This refers to credits on withholding income tax (IRRF) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

b) Deferred taxes

Deferred income and social contribution tax assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Significant components of deferred income and social contribution taxes are as follows:

	Company
	Balances at 12/31/14	Income statement	Comprehensive income	Other	Balances at 12/31/15	Income statement	Comprehensive income	Other	Merger (note 1c)	Balances at 12/31/16
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	70,164	(70,164)	-	-	-	1,376	-	-	-	1,376
Merged tax credit (2)	(337,535)	-	-	-	(337,535)	-	-	-	-	(337,535)
Income and social contribution taxes on temporary differences (3)
Provisions for legal, labor, tax civil and regulatory contingencies	1,454,349	226,667	-	-	1,681,016	257,288	-	-	282,751	2,221,055
Trade accounts payable and other provisions	436,799	98,202	-	-	535,001	6,702	-	-	66,455	608,158
Customer portfolio and trademarks	292,780	(36,724)	-	-	256,056	(62,660)	-	-	119,695	313,091
Estimated losses on impairment of accounts receivable	303,932	65,242	-	-	369,174	(82,284)	-	-	54,645	341,535
Estimated losses from modems and other P&E items	170,731	(599)	-	-	170,132	(10,561)	-	-	122,696	282,267
Pension plans and other post-employment benefits	150,148	14,949	(138,933)	-	26,164	1,780	80,459	-	-	108,403
Profit sharing	145,059	(56,115)	-	-	88,944	31,004	-	-	3,963	123,911
Provision for loyalty program	31,508	1,096	-	-	32,604	(13,492)	-	-	-	19,112
Accelerated accounting depreciation	15,375	(4,510)	-	-	10,865	13,168	-	-	-	24,033
Estimated impairment losses on inventories	10,014	(650)	-	-	9,364	(11,757)	-	-	13,620	11,227
Derivative financial instruments	(74,930)	5,673	117,168	-	47,911	2,891	(1,633)	-	10,523	59,692
Licenses	(987,896)	(216,330)	-	-	(1,204,226)	(216,330)	-	-	-	(1,420,556)
Effects of goodwill generated in the merger of Vivo Part.	(715,538)	(94,062)	-	-	(809,600)	(54,720)	-	-	-	(864,320)
Goodwill from Vivo Part.	(670,716)	(167,202)	-	-	(837,918)	(167,202)	-	-	-	(1,005,120)
Goodwill from GVT Part.	-	-	-	-	-	(522,228)	-	-	-	(522,228)
Technological Innovation Law	(256,454)	63,308	-	-	(193,146)	52,206	-	-	-	(140,940)
Income and social contribution taxes on other temporary differences (5)	2,914	(5,831)	636	1,524	(757)	59,426	(28)	(1,516)	31,019	88,144
Total deferred tax assets (liabilities), noncurrent	40,704	(177,050)	(21,129)	1,524	(155,951)	(715,393)	78,798	(1,516)	705,367	(88,695)

Deferred tax assets	3,258,084				3,535,671					4,425,658
Deferred tax liabilities	(3,217,380)				(3,691,622)					(4,514,353)
Deferred tax assets (liabilities), net	40,704				(155,951)					(88,695)

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Balances at 12/31/14	Income statement	Business combination (4)	Comprehensive income	Other	Balances at 12/31/15	Income statement	Comprehensive income	Other	Balances at 12/31/16
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	93,546	(67,027)	-	-	-	26,519	(12,448)	-	-	14,071
Merged tax credit (2)	(337,535)	-	-	-	-	(337,535)	-	-	-	(337,535)
Income and social contribution taxes on temporary differences (3)
Provisions for legal, labor, tax civil and regulatory contingencies	1,459,838	244,659	249,739	-	-	1,954,236	276,100	-	-	2,230,336
Trade accounts payable and other provisions	501,957	134,726	50,441	-	-	687,124	(10,001)	-	-	677,123
Estimated losses on impairment of accounts receivable	315,072	21,114	110,832	-	-	447,018	(88,213)	-	-	358,805
Customer portfolio and trademarks	292,780	50,327	-	-	-	343,107	(30,015)	-	-	313,092
Estimated losses from modems and other P&E items	172,744	1,855	120,346	-	-	294,945	(10,268)	-	-	284,677
Pension plans and other post-employment benefits	150,148	12,647	-	(136,510)	-	26,285	1,633	80,501	-	108,419
Profit sharing	145,829	(62,501)	22,870	-	-	106,198	19,058	-	-	125,256
Provision for loyalty program	31,508	1,096	-	-	-	32,604	(13,492)	-	-	19,112
Accelerated accounting depreciation	15,375	229,705	(234,215)	-	-	10,865	13,168	-	-	24,033
Estimated impairment losses on inventories	10,893	(186)	-	-	-	10,707	1,392	-	-	12,099
Derivative financial instruments	(75,240)	(201,219)	218,699	117,168	-	59,408	2,358	(1,633)	-	60,133
Licenses	(987,896)	(216,330)	-	-	-	(1,204,226)	(216,330)	-	-	(1,420,556)
Effects of goodwill generated in the acquisition of Vivo Part.	(715,538)	(94,062)	-	-	-	(809,600)	(54,720)	-	-	(864,320)
Goodwill from Vivo Part.	(670,716)	(167,202)	-	-	-	(837,918)	(167,202)	-	-	(1,005,120)
Goodwill from GVTPart.	-	-	-	-	-	-	(522,228)	-	-	(522,228)
Technological Innovation Law	(256,454)	63,308	-	-	-	(193,146)	52,206	-	-	(140,940)
Income and social contribution taxes on other temporary differences (5)	(1,494)	15,383	78,950	636	1,524	94,999	(2,415)	(28)	(1,516)	91,040
Total deferred tax assets (liabilities), noncurrent	144,817	(33,707)	617,662	(18,706)	1,524	711,590	(761,417)	78,840	(1,516)	27,497

Deferred tax assets	3,366,604					4,153,054				4,541,952
Deferred tax liabilities	(3,221,787)					(3,441,464)				(4,514,455)
Deferred tax assets (liabilities), net	144,817					711,590				27,497

(1)  This refers to the amounts recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

(2)  This refers to tax benefits arising from corporate restructuring of goodwill for expected future profitability, where tax use complies with the limit set forth in tax legislation.

(3)  This refers to amounts that will be realized upon payment of provisions, effective impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

(4)  These refer to deferred taxes arising from business combinations, R$610,873 being of GVTPart. (Note 4) and R$6,789 of TGLog.

(5)  These refer to deferred taxes arising from other temporary differences, such as deferred income, renewal of licenses burden, subsidy on the sale of mobile phones, among others.

At December 31, 2016, deferred tax credits (income and social contribution tax losses) were not recognized in direct and indirect subsidiaries' accounting records, in the amount of R$2,993 (R$481,203 at December 31, 2015), as it is not probable that future taxable profits shall be available for these subsidiaries to benefit from such tax credits.

Expected realization of deferred taxes, net, noncurrent.

 The amounts are based on projections subject to change in the future.

Year	Company	Consolidated
2017	1,673,558	1,756,960
2018	518,703	535,240
2019	255,754	259,468
2020	317,136	320,714
2021	322,683	326,265
2022 onwards	(3,176,529)	(3,171,150)
Total	(88,695)	27,497

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

9)   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims where the likelihood of loss was analyzed by the Company and its subsidiaries, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

	Company		Consolidated
	12/31/16	12/31/15	12/31/16	12/31/15
Judicial deposits
Tax	3,698,966	2,900,671	3,758,787	3,374,764
Labor	1,040,635	1,062,118	1,051,430	1,128,935
Civil and regulatory	1,384,533	1,030,130	1,385,605	1,114,770
Total	6,124,134	4,992,919	6,195,822	5,618,469
Garnishments	152,948	122,913	155,744	134,994
Total	6,277,082	5,115,832	6,351,566	5,753,463

Current	302,349	235,343	302,424	235,343
Noncurrent	5,974,733	4,880,489	6,049,142	5,518,120

On December 31, 2016, the Company and its subsidiaries had a number of tax-related judicial deposits in the consolidated amount of R$3,758,787 (R$3,374,764 at December 31, 2015). In Note 19, we provide further details on issues arising from the most significant judicial deposits.

A brief description of the main tax-related judicial deposits is as follows:

•           Contribution tax on gross revenue for Social Contribution Tax on Gross Revenue for Social Integration Program (PIS) and for Social Contribution Tax on Gross Revenue for Social Security Financing (COFINS)

The Company and TData are parties to legal proceedings related to: (i) claim filed for credits arising from overpayment of tax, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes relating to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At December 31, 2016, the consolidated balance of judicial deposits amounted to R$35,570 (R$35,272 at December 31, 2015).

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is a party to legal proceedings for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing etc.

At December 31, 2016, the consolidated balance of judicial deposits amounted to R$176,557 (R$164,482 at December 31, 2015).

•         Telecommunications Inspection Fund (FISTEL)

The Company and TData are parties to legal proceedings involving the collection of the Installation Inspection Fee ("TFI") on the renewal of licenses granted and the radio base stations, mobile stations and radio links held by ANATEL. Considering that the extension would be the taxable event of the TFI and the mobile stations, although third-party ownership, are also subject to TFI.

At December 31, 2016, the consolidated balance of judicial deposits amounted to R$1,095,789 (R$1,008,771 at December 31, 2015).

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

•         Withholding Income Tax (IRRF)

The Company is involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic; (ii) exemption of IRRF payment on interest on equity; and (iii) IRRF levied on earnings from rent and royalties, wage labor and fixed-income investments.

At December 31, 2016, the consolidated balance of judicial deposits amounted to R$73,848 (R$67,996 at December 31, 2015).

•         Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)

The Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; (ii) requirement of IRPJ estimates and lack of payment of debts in the Integrated System of Economic and Tax Information (SIEF); (iii) underpaid IRPJ amounts; and (iv) right to write off the monthly amortization of goodwill arising from the acquisition of GVTPart. by Vivendi on deducted IRPJ and CSLL amounts (Note 4).

At December 31, 2016, the consolidated balance of judicial deposits amounted to R$449,988 (R$410,412 at December 31, 2015).

•         Contribution to Empresa Brasil de Comunicação (EBC)

On behalf of its members, Sinditelebrasil (Union of Telephony, and Mobile and Personal Services) is challenging in court payment of the Contribution to Foster Public Radio Broadcasting to EBC, introduced by Law No. 11652/2008. The Company and TData, as union members, made court deposits relating to that contribution.

At December 31, 2016, the consolidated balance of judicial deposits amounted to R$1,053,867 (R$858,630 at December 31, 2015).

•         Social Security, work accident insurance (SAT) and funds to third parties (INSS)

The Company is involved in disputes related to: (i) SAT and funds to third parties (National Institute of Colonization and Agrarian Reform - INCRA and Brazilian Micro and Small Business Support Service - SEBRAE); (ii) joint responsibility for contract labor; (iii) difference in SAT rate (from 1% to 3%); (iv) premiums; and (v) social security contribution collection (employers’ contributions), SAT and funds to third parties on the following events: maternity leave, legally ensured 1/3 vacation pay bonus, and first 15 days’ leave due to illness or accident.

At December 31, 2016, the consolidated balance of judicial deposits amounted to R$128,458 (R$118,425 at December 31, 2015).

•         Tax on net income (ILL)

The Company was party to legal proceedings in order to uphold its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013, the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit connected thereto.

At December 31, 2015, the consolidated balance of judicial deposits amounted to R$58,446.

On June 30, 2016, the amount of R$45,843 of the judicial deposit now bound was converted into income by the Federal Government and the amount of R$14,244 was withdrawn by the Company.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

•         Universal Telecommunication Services Fund (FUST)

The Company and TData filed an injunction in order to represent its right not to include expenses with interconnection and industrial use of dedicated line in the FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of article 6 of Law No. 9998/00.

At December 31, 2016, the consolidated balance of judicial deposits amounted to R$456,977 (R$425,737 at December 31, 2015).

•         State Value-Added Tax (ICMS)

The Company is party to legal proceedings related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, activation, availability and use of services, as well as supplementary services and additional facilities; (v) right to tax credit from the acquisition of goods for fixed assets and electric energy; (vi) ICMS on activation cards for pre-paid services; (vii) disallowance of ICMS tax credit relating to agreement 39; and (viii) assignment of payment of ICMS relating to a  portion of pay TV operations and telephony operations in prepaid mode.

At December 31, 2016, the consolidated balance of judicial deposits amounted to R$212,652 (R$161,815 at December 31, 2015).

•       Other taxes, charges and contributions

The Company is involved in disputes related to: (i) Service Tax (ISS) on non-core services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts of service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

At December 31, 2016, the consolidated balance of judicial deposits amounted to R$75,081 (R$64,778 at December 31, 2015).

10)  PREPAID EXPENSES

	Company		Consolidated
	12/31/16	12/31/15	12/31/16	12/31/15
Advertising and publicity	258,212	228,672	258,212	228,672
Insurance	39,008	24,035	39,558	28,367
Rental	19,276	43,022	19,276	43,022
Financial charges	1,875	11,120	1,875	11,120
Software and networks maintenance	10,204	7,196	12,283	26,478
Taxes and other	43,273	31,912	48,318	49,396
Total	371,848	345,957	379,522	387,055

Current	336,508	317,325	343,092	356,446
Noncurrent	35,340	28,632	36,430	30,609

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

11)  OTHER ASSETS

	Company		Consolidated
	12/31/16	12/31/15	12/31/16	12/31/15
Advances to employees and suppliers	81,325	72,635	83,634	81,615
Related-party receivables (Note 29)	311,633	288,702	250,679	162,308
Receivables from suppliers	96,065	118,153	99,166	120,091
Subsidy on handset sales	30,491	42,896	30,491	42,896
Surplus from post-employment benefit plans (Note 32)	8,838	8,391	9,041	8,724
Vivendi repayment clauses 2.2.4 and 2.2.5 of SPA (Note 4)	9,739	84,598	9,739	84,598
Other amounts receivable	10,652	42,971	12,910	51,199
Total	548,743	658,346	495,660	551,431

Current	495,380	603,118	440,095	488,632
Noncurrent	53,363	55,228	55,565	62,799

12) INVESTMENTS

a)   Information on investees

The Company holds interest in wholly-owned subsidiaries and jointly-controlled entities, as follows:

TData: Wholly-owned subsidiary of the Company and headquartered in Brazil, this entity is engaged in the rendering, operation of value added services (SVAs) in telecommunications and related activities; managing the provision of technical assistance and maintenance services related to telecommunications equipment and networks, consulting services regarding telecommunications solutions and related activities, and designing, implementing and installing telecommunication-related projects; selling and leasing telecommunications equipment, products and services, among others.

On October 28, 2015, TData acquired controlling interest in Telefônica Transportes e Logística Ltda (“TGLog”), for R$15,811.

GVTPart: A wholly-owned subsidiary of the Company up to March 31, 2016.  GVTPart. was controlling shareholder of GVT and headquartered in Brazil, the business purpose of GVTPart is to hold interest in other domestic or foreign companies as a partner, shareholder or member. GVT provides land-line telephone, data, multimedia communication and pay-tv services in the entire Brazilian territory. GVTPart. was merged into the Company on April 1, 2016 (Note 1c).

POP: The Company's direct subsidiary on April 1, 2016, is engaged in the performance of activities related to information technology, internet and any other networks, including access, production, distribution and display of own or third-party content; hosting services and the commercial operation of websites and portals; handling, provision and storage of information and data; sale of software, hardware, telecommunication equipment and electronics; development, licensing and maintenance of information systems and routines; development of electronic commerce; creation and administration of own and/or third-party databases; sale of publicity and advertising and, banner vehicles; and holding interest in other companies as member or shareholder, and may also form consortia and/or other forms of association. Until March 31, 2016, POP was controlled by GVT (Note 1c).

POP is the controlling shareholder of Innoweb Ltda ("Innoweb"), whose business purpose is to operate as an internet provider; performing information activities; all forms of telecommunications activities, including the transmission of voice, data and information; sale of telecommunications and electronic equipment and/or accessories; and holding interest in other companies as member or shareholder, and may also form consortia and/or other forms of association.

Aliança: Jointly-controlled subsidiary, headquartered in Amsterdam, Netherlands, with 50% interest held by the Company, this entity is engaged in the acquisition and management of subsidiaries, and holding interest in companies of the telecommunications industry.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

AIX: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Consórcio Refibra, and in performing activities related to the direct and indirect operation of activities associated with the construction, completion and operation of underground networks for optical fiber ducts.

ACT: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Consórcio Refibra, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Below is a summary of significant financial data on the Company’s investees:

	At 12/31/16					At 12/31/15
	Wholly-owned subsidiaries		Jointly-controlled subsidiaries			Wholly-owned subsidiaries		Jointly-controlled subsidiaries
	TData	POP	Cia ACT	Cia AIX	Aliança	TData	GVTPart.	Cia ACT	Cia AIX	Aliança

Equity interest	100.00%	100.00%	50.00%	50.00%	50.00%	100.00%	100.00%	50.00%	50.00%	50.00%

Summary of balance sheets:
Current assets	1,414,039	27,407	15	20,337	145,121	1,411,043	1,910,323	9	17,851	179,698
Noncurrent assets	362,195	52,016	-	12,879	-	409,595	9,329,733	-	11,824	-
Total assets	1,776,234	79,423	15	33,216	145,121	1,820,638	11,240,056	9	29,675	179,698

Current liabilities	633,631	49,535	1	4,029	101	707,352	1,924,230	1	4,394	100
Non-current liabilities	63,139	-	-	5,415	-	56,981	1,641,382	-	5,083	-
Equity	1,079,464	29,888	14	23,772	145,020	1,056,305	7,674,444	8	20,198	179,598
Total liabilities and equity	1,776,234	79,423	15	33,216	145,121	1,820,638	11,240,056	9	29,675	179,698

Investment Book value	1,079,464	29,888	7	11,886	72,510	1,056,305	7,674,444	4	10,099	89,799

	At 12/31/16						At 12/31/15
	Wholly-owned subsidiaries			Jointly-controlled subsidiaries			Wholly-owned subsidiary		Jointly-controlled subsidiaries
Summary of Income Statements:	TData	POP (1)	GVTPart. (2)	Cia ACT	Cia AIX	Aliança	TData	GVTPart.	Cia ACT	Cia AIX	Aliança
Net operating income	2,538,270	32,233	1,531,692	79	42,840	-	2,524,763	3,999,751	64	39,199	-
Operating costs and expenses	(1,448,225)	(20,142)	(1,300,347)	(72)	(41,760)	(155)	(1,349,993)	(3,415,644)	(66)	(36,806)	(124)
Financial income (expenses), net	86,760	1,217	(41,146)	-	1,980	41	109,886	(461,815)	-	2,503	106
Income and social contribution taxes	(404,171)	(6,010)	(57,958)	(1)	(464)	-	(427,132)	(21,262)	-	(804)	-
Net income (loss) for the year	772,634	7,298	132,241	6	2,596	(114)	857,524	101,030	(2)	4,092	(18)

Equity pickup, according to interest held	772,634	7,298	132,241	3	1,298	(57)	857,524	101,030	(1)	2,046	(9)

1) Includes the consolidated result of the POP for the period from 04/01 to 12/31/16.

(2) Includes the consolidated results of GVTPart. For the period from 01/01 to 03/31/16.

b)   Changes in investments

	TData (1)	POP (1)	GVTPart. (1)	Aliança (2)	AIX (2)	ACT (2)	Goodwill (3)	Surplus value of net assets acquired attributed to the Company	Other investments (4)	Total investments - Company	Eliminations	Total investments - Consolidated
Balances at 12/31/14	1,153,151	-	-	68,129	8,542	5	212,058	-	3,129	1,445,014	(1,365,209)	79,805
Additions	-	-	1,752,724	-	-	-	12,837,141	2,673,647	-	17,263,512	(17,263,512)	-
Capital Increase	-	-	5,827,064	-	-	-	-	-	-	5,827,064	(5,827,064)	-
Equity pick-up	857,524	-	101,030	(9)	2,046	(1)	-	(212,064)	-	748,526	(746,490)	2,036
Dividends and interest on equity	(949,537)	-	-	-	(489)	-	-	-	-	(950,026)	949,537	(489)
Other comprehensive income	107	-	(4,812)	21,679	-	-	-	-	(1,870)	15,104	4,705	19,809
Others	(4,940)	-	(1,562)	-	-	-	-	-	-	(6,502)	6,502	-
Balances at 12/31/15	1,056,305	-	7,674,444	89,799	10,099	4	13,049,199	2,461,583	1,259	24,342,692	(24,241,531)	101,161
Equity pick-up	772,634	7,298	132,241	(57)	1,298	3	-	(67,641)	-	845,776	(844,532)	1,244
Merger (nota 1c)	-	22,590	(7,806,685)	-	-	-	(12,837,141)	(2,393,942)	-	(23,015,178)	23,015,178	-
Dividends and interest on equity	(749,395)	-	-	-	489	-	-	-	-	(748,906)	749,395	489
Other comprehensive income	(80)	-	-	(17,232)	-	-	-	-	83	(17,229)	80	(17,149)
Balances at 12/31/16	1,079,464	29,888	-	72,510	11,886	7	212,058	-	1,342	1,407,155	(1,321,410)	85,745

(1)  Wholly-owned entities.

(2)  Jointly-controlled subsidiaries.

(3)  Goodwill: (i) R$212,058 from partial spin-off of “Spanish and Figueira”, which was reversed to the Company upon merger with Telefônica Data Brasil Holding S.A. (TDBH) in 2006; and (ii) R$12,837,141 originated from the acquisition of GVTPart. (Note 4).

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

(4)  Other investments (tax incentives and interest held in companies) are measured at fair value.

13)  PROPERTY, PLANT AND EQUIPMENT, NET

a) Breakdown and changes

	Company
	Switching equipment	Transmission equipment and media	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total
Balances and changes:
Balance at 12/31/14	2,541,676	10,208,577	1,610,687	3,485,191	314,350	671,304	(156,592)	1,706,538	20,381,731
Additions	6,824	178,685	110,688	47,958	215	190,918	-	4,829,135	5,364,423
Write-offs, net	(3,882)	(24,700)	(2,829)	(2,212)	(74)	(1,782)	1,315	(19,924)	(54,088)
Net transfers	749,408	2,802,624	737,687	367,300	(1,386)	78,072	-	(4,743,981)	(10,276)
Depreciation (Note 25)	(497,985)	(1,485,157)	(925,440)	(526,705)	-	(227,427)	-	-	(3,662,714)
Balance at 12/31/15	2,796,041	11,680,029	1,530,793	3,371,532	313,105	711,085	(155,277)	1,771,768	22,019,076
Additions	1,364	353,927	88,653	157,101	215	304,176	(19,858)	5,521,186	6,406,764
Write-offs, net (3)	(1,159)	(19,288)	(467)	(98,879)	(202)	(751)	21,708	(36,488)	(135,526)
Net transfers	643,154	3,050,187	693,367	361,905	-	(38,238)	(3)	(4,776,753)	(66,381)
Depreciation (Note 25)	(526,078)	(2,055,585)	(1,303,734)	(504,787)	-	(357,263)	-	-	(4,747,447)
Merger (Note 1c)	1,039,161	5,269,872	1,572,567	428,622	2,601	159,039	(331,956)	221,157	8,361,063
Balance at 12/31/16	3,952,483	18,279,142	2,581,179	3,715,494	315,719	778,048	(485,386)	2,700,870	31,837,549

At 12/31/16
Cost	20,051,571	50,730,016	15,246,317	14,944,006	315,719	4,181,817	(485,386)	2,700,870	107,684,930
Accumulated depreciation	(16,099,088)	(32,450,874)	(12,665,138)	(11,228,512)	-	(3,403,769)	-	-	(75,847,381)
Total	3,952,483	18,279,142	2,581,179	3,715,494	315,719	778,048	(485,386)	2,700,870	31,837,549

At 12/31/15
Cost	17,688,862	39,825,516	11,530,512	13,870,397	313,105	3,591,962	(155,277)	1,771,768	88,436,845
Accumulated depreciation	(14,892,821)	(28,145,487)	(9,999,719)	(10,498,865)	-	(2,880,877)	-	-	(66,417,769)
Total	2,796,041	11,680,029	1,530,793	3,371,532	313,105	711,085	(155,277)	1,771,768	22,019,076

	Consolidated
	Switching equipment	Transmission equipment and media	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total
Balances and changes:
Balance at 12/31/14	2,541,917	10,208,762	1,628,337	3,486,935	314,350	715,553	(156,728)	1,714,738	20,453,864
Additions	188,037	885,865	409,250	64,128	215	250,149	(12,111)	4,848,118	6,633,651
Write-offs, net	(4,462)	(17,546)	(13,832)	(4,512)	(74)	(12,550)	1,356	(23,145)	(74,765)
Net transfers	891,848	2,742,465	753,585	238,921	(1,386)	184,369	-	(4,808,253)	1,549
Depreciation (Note 25)	(630,939)	(1,820,859)	(1,184,372)	(551,268)	-	(323,430)	-	-	(4,510,868)
Business combination (2)	972,558	4,978,317	1,553,141	421,747	2,600	252,361	(326,666)	119,276	7,973,334
Balance at 12/31/15	3,958,959	16,977,004	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765
Additions	16,173	618,462	203,775	159,081	215	288,666	(19,962)	5,543,398	6,809,808
Write-offs, net (3)	(2,793)	(21,443)	(816)	(99,437)	(201)	3,059	28,539	(38,959)	(132,051)
Net transfers	562,078	2,911,254	677,572	523,995	-	(159,702)	(3)	(4,625,143)	(109,949)
Depreciation (Note 25)	(581,777)	(2,206,043)	(1,438,333)	(514,383)	-	(379,119)	-	-	(5,119,655)
Balance at 12/31/16	3,952,640	18,279,234	2,588,307	3,725,207	315,719	819,356	(485,575)	2,730,030	31,924,918

At 12.31.16
Cost	20,058,838	50,730,696	15,294,619	15,023,890	315,719	4,308,718	(485,575)	2,730,030	107,976,935
Accumulated depreciation	(16,106,198)	(32,451,462)	(12,706,312)	(11,298,683)	-	(3,489,362)	-	-	(76,052,017)
Total	3,952,640	18,279,234	2,588,307	3,725,207	315,719	819,356	(485,575)	2,730,030	31,924,918

At 12.31.15
Cost	19,724,438	47,459,383	14,522,080	14,278,557	315,705	4,487,749	(494,149)	1,850,734	102,144,497
Accumulated depreciation	(15,765,479)	(30,482,379)	(11,375,971)	(10,622,606)	-	(3,421,297)	-	-	(71,667,732)
Total	3,958,959	16,977,004	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765

(1)  The Company and its subsidiaries recognized estimated losses for potential obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

(2)  These refer to amounts arising from business combinations, of which R$7,970,117 is of GVTPart. (Note 4) and R$3,217 of TGLog.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

(3)  Net write-offs regarding “Infrastructure and Assets and Facilities under Construction” for the year ended December 31, 2016, include the amount of R$99,210 regarding the disposal of 1,655 towers owned by the Company to Telxius Torres Brasil Ltda (former Towerco Latam do Brasil Ltda), a directly controlled Telefónica subsidiary.

b) Depreciation rates

In accordance with IAS 16 / CPC 27, the Company performed, in conjunction with a specialized company, valuations of useful lives applied to its property, plant and equipment using the direct comparative method of market data. The studies indicated the need for changes in useful life and annual depreciation rates for some items of asset classes.

This change in the accounting estimate, which was applied reduced the depreciation expense for the annual period ended December 31, 2016 by R$157,053. As at December 31, 2016, it is impracticable for the Company to determine the impact of this change in accounting estimate on future periods.

The following table sets forth the depreciation rates of property, plant and equipment of the Company and its subsidiaries, which are depreciated on a straight-line basis at the annual rate, as follows:

Annual depreciation rate (%)
	Company		Consolidated
Description	Previous	Revised / Current	Previous	Revised / Current
Switching equipment	10.00 to 14.29	5.00 to 14.29	8.33 to 20.00	5.00 to 20.00
Transmission equipment and media	5.00 to 14.29	2.50 to 25.00	2.50 to 25.00	2.50 to 25.00
Terminal equipment / modems	10.00 to 66.67	6.67 to 66.67	10.00 to 66.67	6.67 to 66.67
Infrastructure	2.50 to 66.67	2.50 to 66.67	2.50 to 66.67	2.50 to 66.67
Other P&E assets	10.00 to 25.00	10.00 to 25.00	10.00 to 66.67	10.00 to 25.00

c) Property and equipment items pledged in guarantee

At December 31, 2016, the Company had consolidated amounts of property and equipment items pledged in guarantee for lawsuits, amounting to R$203,600 (R$163,802 at December 31, 2015).

d) Capitalization of borrowing costs

At December 31, 2016 and 2015, the Company and its subsidiaries did not capitalize borrowing costs, as there were no qualifying assets.

e) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible. At December 31, 2016, estimated residual value of reversible assets was R$8,813,916 (R$7,855,868 at December 31, 2015), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

f) Finance lease

Below are the amounts related to finance lease arrangements, in which the Company is a lessee, segregated by type of property and equipment item.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

		Consolidated
		12/31/16			12/31/15
	Annual depreciation rates (%)	P&E Cost	Accumulated depreciation	Net balance	P&E Cost	Accumulated depreciation	Net balance
Transmission equipment and media	5.00% to 8.33%	223,360	(34,203)	189,157	219,520	(22,613)	196,907
Infrastructure	4.00%	67,386	(8,822)	58,564	6,674	(2,291)	4,383
Other assets	20.00%	145,818	(94,935)	50,883	149,657	(85,224)	64,433
Total		436,564	(137,960)	298,604	375,851	(110,128)	265,723

14) INTANGIBLE ASSETS, NET

a) Breakdown, changes and amortization rates

	Company
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)	-	20.00	11.76	5.13	3.60 to 6.67	20.00	-	-	-

Balances and changes:
Balance at 12/31/14	10,013,222	2,010,057	1,109,876	1,324,710	16,546,598	1,649	-	66,675	31,072,787
Additions	-	585,853	-	-	116	10,002	-	351,095	947,066
Write-offs, net	-	(31)	-	-	-	-	-	-	(31)
Net transfers	-	354,683	-	-	-	(3,108)	-	(341,299)	10,276
Amortization (Note 25)	-	(787,627)	(248,566)	(82,685)	(911,632)	(2,048)	-	-	(2,032,558)
Balance at 12/31/15	10,013,222	2,162,935	861,310	1,242,025	15,635,082	6,495	-	76,471	29,997,540
Additions	-	615,462	-	-	185,450	11,815	(4,550)	519,563	1,327,740
Write-offs, net	-	(3)	-	-	-	-	-	-	(3)
Net transfers	-	617,232	-	-	-	(17,693)	(31)	(532,609)	66,899
Amortization (Note 25)	-	(922,275)	(507,102)	(107,149)	(922,564)	(6,287)	-	-	(2,465,377)
Merger (Note 1c)	12,837,141	219,856	2,207,012	22,944	-	56,368	-	-	15,343,321
Balance at 12/31/16	22,850,363	2,693,207	2,561,220	1,157,820	14,897,968	50,698	(4,581)	63,425	44,270,120

At 12/31/16
Cost	22,850,363	14,019,938	4,513,278	1,658,897	20,237,572	267,065	(4,581)	63,425	63,605,957
Accumulated amortization	-	(11,326,731)	(1,952,058)	(501,077)	(5,339,604)	(216,367)	-	-	(19,335,837)
Total	22,850,363	2,693,207	2,561,220	1,157,820	14,897,968	50,698	(4,581)	63,425	44,270,120

At 12/31/15
Cost	10,013,222	12,155,929	1,990,278	1,599,897	20,052,123	160,433	-	76,471	46,048,353
Accumulated amortization	-	(9,992,994)	(1,128,968)	(357,872)	(4,417,041)	(153,938)	-	-	(16,050,813)
Total	10,013,222	2,162,935	861,310	1,242,025	15,635,082	6,495	-	76,471	29,997,540

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)	-	6.67 to 50.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	20.00	-	-	-

Balances and changes:
Balance at 12/31/14	10,225,280	2,012,636	1,109,876	1,324,710	16,546,598	1,649	-	66,675	31,287,424
Additions	-	651,530	-	-	116	18,976	-	351,095	1,021,717
Write-offs, net	-	(52)	-	-	-	-	-	-	(52)
Net transfers	-	346,146	-	-	-	(6,396)	-	(341,299)	(1,549)
Amortization (Note 25)	-	(834,553)	(478,375)	(108,907)	(911,632)	(8,242)	-	-	(2,341,709)
Business combination (1)	12,837,141	210,016	2,523,000	59,000	-	12,203	-	-	15,641,360
Balance at 12/31/15	23,062,421	2,385,723	3,154,501	1,274,803	15,635,082	18,190	-	76,471	45,607,191
Additions	-	634,528	-	-	185,450	19,796	(4,550)	519,563	1,354,787
Write-offs, net	-	24	-	-	-	(11)	(31)	-	(18)
Net transfers	-	616,336	-	-	-	19,207	-	(532,609)	102,934
Amortization (Note 25)	-	(942,090)	(593,281)	(116,983)	(922,564)	(6,480)	-	-	(2,581,398)
Balance at 12/31/16	23,062,421	2,694,521	2,561,220	1,157,820	14,897,968	50,702	(4,581)	63,425	44,483,496

At 12/31/16
Cost	23,062,421	14,062,127	4,513,278	1,658,897	20,237,572	267,074	(4,581)	63,425	63,860,213
Accumulated amortization	-	(11,367,606)	(1,952,058)	(501,077)	(5,339,604)	(216,372)	-	-	(19,376,717)
Total	23,062,421	2,694,521	2,561,220	1,157,820	14,897,968	50,702	(4,581)	63,425	44,483,496

At 12/31/15
Cost	23,062,421	12,824,884	4,513,278	1,658,897	20,052,123	182,713	-	76,471	62,370,787
Accumulated amortization	-	(10,439,161)	(1,358,777)	(384,094)	(4,417,041)	(164,523)	-	-	(16,763,596)
Total	23,062,421	2,385,723	3,154,501	1,274,803	15,635,082	18,190	-	76,471	45,607,191

(1)    These refer to amounts arising from business combinations, of which R$15,640,394 is from GVTPart., including goodwill (Note 4) and R$966 from TGLog.

b) Goodwill breakdown

	Company	Consolidated
Ajato Telecomunicação Ltda.	149	149
Spanish e Figueira (merged with TDBH) (1)	-	212,058
Santo Genovese Participações Ltda. (2)	71,892	71,892
Telefônica Televisão Participações S.A. (3)	780,693	780,693
Vivo Participações S. A. (4)	9,160,488	9,160,488
GVT Participações S. A. (5)	12,837,141	12,837,141
Total	22,850,363	23,062,421

(1) Goodwill from partial spin-off of “Spanish and Figueira”, which was reversed to the Company upon merger of Telefônica Data Brasil Holding S.A.  (TDBH) in 2006.

(2) Goodwill generated upon acquisition of equity control of Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004.

(3) Goodwill generated upon acquisition of Telefônica Televisão Participações (formerly Navytree) merged in 2008.

(4) Goodwill generated upon acquisition/merger of Vivo Participações in 2011.

(5)  Goodwill generated upon acquisition of GVT Participações in 2015 (Note 4).

c) Goodwill impairment testing

The Company assessed recoverability of goodwill carrying amount based on the value in use and discounted cash flow method.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

The process for determination of the value in use involves the use of assumptions, judgments and estimates on cash flows, such as revenue, cost and expense growth rates, estimated future investments and working capital and discount rates. The assumptions about cash flow increase projections were based on management’s estimates, market studies and macroeconomic projections. Future cash flows were discounted at the WACC (Weighted Average Cost of Capital) rate.

Consistent with the economic analysis techniques, the assessment of value in use is made for a period of five (5) years, and thereafter, considering the perpetuity of the assumptions based on the capacity of business continuity for an indefinite time. Management considered that the period of 5 years is adequate, based on its past experience in preparing cash flow projections. Such understanding is in line with paragraph 35 of IAS 36/ CPC 01 R1 – Impairment of Assets.

The growth rate used to extrapolate the projections beyond the 5 years period was 5.0% in 2016 and 2015. Estimated future cash flows were discounted at the pre tax rate of 14.75% in 2016 (15.05% in 2015), also at nominal amounts.

The inflation rate for the period analyzed in the projected cash flows was 4.5% in 2016 and 2015.

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

Based on annual impairment testing of the Company’s intangible assets, prepared using projections considering the financial statements at December 31, 2016 and 2015, growth projections and operating results for the year ended December 31, 2016 and 2015, no impairment losses or evidence of losses were identified, since value in use is higher than net carrying amount as of the assessment date.

c.1) Key assumptions used in the calculation of value in use:

The value in use is mainly impacted by the following assumptions:

•       Revenue Growth: is based on the observation of the historical behavior of each revenue line, as well as trends based on market analysis. The projected revenue differs between product lines and services with a tendency of growth in broadband services and pay TV compared to voice services (fixed), data and IT.

•       Growth in operating margin: takes into account the historical margin estimate of price correction, as well as ongoing projects with the aim of greater cost efficiency. Another factor that can impact the operating margin is the level of aggressive competition.

•       Capex volume: we considered the projects in progress and the need to increase capacity and coverage in line with the growth in revenue provided under the long-term plan. The Capex volume may also be impacted by inflation and currency fluctuations.

•       Discount rate: represents the assessment of risks in the current market. The calculation of the discount rate is based on the Company’s specific circumstances and derived from the weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company investors. The cost of debt is based on loans with interest income that the Company is obliged to honor. The specific risk segment is incorporated by applying individual beta factors.

c.2) Sensitivity to changes in assumptions

The Company carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test.

The following maximum increases or decreases, expressed in percentage points (p.p.) were assumed for the years ended December 31, 2016 and 2015:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Changes in key assumptions	In percentage points (p.p)
Financial variables
Discount rate	+ / - 1.0
Perpetuity growth rates	+ / - 0.5

Operating variables
OIBDA Margin	+ / - 2.0
Capex/Revenues Margin	+ / - 1.0

The sensitivity analysis performed at year-end 2016 and 2015 indicates that there are no significant risks arising from possible changes in the financial and operating variables, considered individually. In other words, the Company considers that within the above (reasonably wide) limits, no losses would be recognized.

15)  PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	12/31/16	12/31/15	12/31/16	12/31/15
Salaries and wages	54,525	27,512	55,476	58,201
Social charges and benefits	375,249	265,100	384,073	383,834
Profit sharing	282,134	205,124	285,887	232,404
Share-based payment plans (Note 31)	45,906	39,898	46,223	39,987
Other compensation	-	2,197	-	4,228
Total	757,814	539,831	771,659	718,654

Current	746,798	520,023	760,643	698,846
Noncurrent	11,016	19,808	11,016	19,808

16)  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12/31/16	12/31/15	12/31/16	12/31/15
Sundry suppliers (Opex, Capex, Services e Material)	6,270,535	6,374,471	6,617,240	7,438,202
Amounts payable (operators, cobilling)	314,959	148,793	314,958	165,648
Interconnection / interlink (1)	369,715	421,650	369,715	520,816
Related parties (Note 29)	656,093	552,033	381,240	316,311
Total	7,611,302	7,496,947	7,683,153	8,440,977

Current	7,539,395	7,496,947	7,611,246	8,373,235
Noncurrent	71,907	-	71,907	67,742

(1)  The amount recorded as non-current refers to the judicial proceeding filed against SMP operators claims the reduction of VU-M amount. On October 15, 2007, obtained an injunction to provide a judicial deposit of the difference between VC1 calls (R$0.2899) and the amount effectively charged by SMP operators (R$0.3899). The amounts for those deposits are recognized in assets as “Judicial deposits and garnishments”.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

17) TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	12/31/16	12/31/15	12/31/16	12/31/15
Income taxes	-	10,094	11,520	58,666
Income and social contribution taxes payable	-	10,094	11,520	58,666
Indirect taxes	1,719,330	1,222,615	1,808,342	1,744,354
ICMS	1,187,244	904,637	1,226,172	1,186,818
PIS and COFINS	371,838	215,235	412,149	382,123
Fust and Funttel	92,828	35,881	92,828	86,317
ISS, CIDE and other taxes	67,420	66,862	77,193	89,096
Total	1,719,330	1,232,709	1,819,862	1,803,020

Current	1,698,334	1,175,293	1,770,731	1,716,002
Noncurrent	20,996	57,416	49,131	87,018

18)  DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends and interest on equity receivable

a.1) Breakdown:

At December 31, 2015, the Company had R$18,645 to receive dividends and interest on shareholders' equity, of which R$18,156 of TData and R$489 of AIX.

a.2) Changes:

	Company	Consolidated
Balance at 12/31/14	174,726	-
Supplementary dividends for 2014 of TData	524,177	-
Interim dividends and interest on equity (net of IRRF)	422,653	497
Receipt of dividends and interest on equity	(1,102,911)	(8)
Balance at 12/31/15	18,645	489
Supplementary dividends for 2015 of TData	389,395	-
Interim dividends	360,003	3
Reversal of dividends approved by AIX	(489)	(489)
Receipt of dividends and interest on equity	(767,554)	(3)
Balance at 12/31/16	-	-

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to “Investing Activities” group of accounts.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

b)   Dividends and interest on equity payable

b.1) Breakdown:

	Company/Consolidated
	12/31/16	12/31/15
Telefónica Latinoamérica Holding S.L. (former Telefónica Internacional S.A.)	454,583	455,371
Telefónica S.A.	547,390	471,238
SP Telecomunicações Participações Ltda	345,090	345,689
Telefónica Chile S.A.	962	964
Non-controlling interest	847,006	936,100
Total	2,195,031	2,209,362

b.2) Changes:

Company/ Consolidated
Balance at 12/31/14	1,495,321
Supplementary dividends for 2014	2,768,592
Interim dividends and interest on equity (net of IRRF)	1,754,036
Unclaimed dividends and interest on equity	(137,273)
Payment of dividends and interest on equity	(3,678,665)
IRRF on shareholders exempt/immune from interest on equity	7,351
Balance at 12/31/15	2,209,362
Supplementary dividends for 2015	1,287,223
Interim dividends and interest on equity (net of IRRF)	1,846,323
Unclaimed dividends and interest on equity	(189,471)
Payment of dividends and interest on equity	(2,966,384)
IRRF on shareholders exempt/immune from interest on equity	7,978
Balance at 12/31/16	2,195,031

For the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

Interest on equity and dividends not claimed by shareholders expire within three years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded in retained earnings for later distribution.

19) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are parties to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provisions for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provisions for dismantling are as follows:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

	Company
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/14	1,013,126	2,379,898	1,197,471	277,608	246,929	5,115,032
Inflows (income)	427,460	65,938	769,787	-	-	1,263,185
Inflows (except income)	-	109,665	-	-	58,344	168,009
Write-offs due to payment	(338,929)	(78,252)	(347,497)	-	-	(764,678)
Write-offs due to reversal (income)	(77,353)	(55)	(253,600)	(14,733)	(8,448)	(354,189)
Monetary restatement	116,188	207,730	194,597	24,108	1,926	544,549
Balances at 12/31/15	1,140,492	2,684,924	1,560,758	286,983	298,751	5,971,908
Inflows (income)	588,104	126,438	798,265	-	-	1,512,807
Inflows (except income)	-	100,314	7,826	-	162,628	270,768
Write-offs due to payment	(394,473)	(146,628)	(529,414)	(11,240)	-	(1,081,755)
Write-offs due to reversal (income)	(148,073)	(51,841)	(351,841)	(8,049)	(20,551)	(580,355)
Monetary restatement	153,284	382,002	283,585	58,565	11,462	888,898
Merger (note 1c)	35,236	14,597	97,985	555,486	89,541	792,845
Balances at 12/31/16	1,374,570	3,109,806	1,867,164	881,745	541,831	7,775,116

At 12/31/16
Current	202,113	-	981,510	-	-	1,183,623
Noncurrent	1,172,457	3,109,806	885,654	881,745	541,831	6,591,493

At 12/31/15
Current	121,562	-	772,507	-	-	894,069
Noncurrent	1,018,930	2,684,924	788,251	286,983	298,751	5,077,839

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/14	1,013,126	2,396,041	1,197,471	277,608	251,684	5,135,930
Inflows (income)	456,119	66,205	779,326	23,311	-	1,324,961
Inflows (except income)	-	138,058	-	-	74,697	212,755
Write-offs due to payment	(359,163)	(78,251)	(382,916)	-	-	(820,330)
Write-offs due to reversal (income)	(77,921)	(55)	(218,172)	(14,733)	(8,448)	(319,329)
Monetary restatement	116,212	211,359	196,965	45,048	1,926	571,510
Business combination (3)	17,778	2,834	80,377	512,648	85,562	699,199
Balances at 12/31/15	1,166,151	2,736,191	1,653,051	843,882	405,421	6,804,696
Inflows (income)	611,776	126,446	816,984	-	-	1,555,206
Inflows (except income)	958	100,314	7,897	-	162,628	271,797
Write-offs due to payment	(396,894)	(159,039)	(540,889)	(11,240)	-	(1,108,062)
Write-offs due to reversal (income)	(153,758)	(53,616)	(353,568)	(9,088)	(32,924)	(602,954)
Monetary restatement	154,724	379,385	284,816	58,191	11,462	888,578
Balances at 12/31/16	1,382,957	3,129,681	1,868,291	881,745	546,587	7,809,261

At 12/31/16
Current	202,113	-	981,510	-	-	1,183,623
Noncurrent	1,180,844	3,129,681	886,781	881,745	546,587	6,625,638

At 12/31/15
Current	128,652	-	785,725	-	-	914,377
Noncurrent	1,037,499	2,736,191	867,326	843,882	405,421	5,890,319

(1) This refers to contingent liabilities arising from Purchase Price Allocation (PPA) generated on acquisition of the controlling interest of Vivo Participações in 2011 and GVTPart. in 2015 (Note 4).

(2) These refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as at the time of execution of the initial lease agreement.

(3) These refer to amounts arising from business combinations, of which R$697,160 of GVTPart. (Note 4) and R$2,039 of TGLog.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

a) Provisions and labor contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	12/31/16	12/31/15	12/31/16	12/31/15
Provisions - probable losses	1,374,570	1,140,492	1,382,957	1,166,151
Provisions - possible losses	275,483	226,731	293,146	340,643

Labor provisions and contingencies involve labor claims filed by former employees and outsourced employees (the latter alleging subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan (“PAMA”), who, among other issues, are demanding the cancellation of amendments to this plan. Most of these claims await a decision by the Regional Labor Court of São Paulo and the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers the risk of loss in these cases as possible. No amount has been allocated for these claims, since is not possible to estimate the cost to the Company in the event of loss.

In addition, the Company is party to Public Civil Actions filed by the Labor Public Prosecutor’s Office, mainly in relation to the determination that the Company must cease the engagement of intermediaries to carry out its core activities. No amounts were allocated to the possible degree of risk in these Public Civil Actions in the above table, since at this stage of the proceedings it is not possible to estimate the cost to the Company in the event of loss.

b) Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	12/31/16	12/31/15	12/31/16	12/31/15
Provisions - probable losses	3,109,806	2,684,924	3,129,681	2,736,191
Federal	2,852,716	2,539,050	2,872,591	2,559,770
State	226,571	127,505	226,571	156,444
Municipal	30,519	18,369	30,519	19,977
Provisions - possible losses	29,539,669	23,790,290	30,050,578	26,620,066
Federal	6,155,891	5,164,158	6,169,787	5,908,994
State	14,999,333	11,317,423	15,389,802	12,921,976
Municipal	852,926	730,030	853,244	769,113
ANATEL	7,531,519	6,578,679	7,637,745	7,019,983

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

b.1) Probable tax contingencies

Federal Taxes

The Company and/or its subsidiaries are parties to administrative and legal proceedings relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated; (ii) social contribution taxes relating to supposed failure to pay 11% on invoices and bills received from service providers hired through transfer of labor; (iii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iv) non-inclusion of interconnection and EILD expenses in the FUST and FUNTTEL base; (v) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vi) TFI/TFF on mobile stations; (vii) IRRF on interest on equity; (viii) Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (ix) Social Investment Fund (Finsocial) offset amounts; (x) failure to pay withholding social contribution tax levied on services rendered, remuneration, salaries and other salary bases; (xi) COFINS - requirement resulting from non-inclusion of financial income in the tax base; and (xii) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98 .

At December 31, 2016, consolidated provisions totaled R$2,872,591 (R$2,559,770 at December 31, 2015).

State taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings relating to: (i) disallowance of ICMS credits; (ii) telecommunications services not subject to ICMS; (iii) disallowance of ICMS on tax incentives; (iv) disallowance of ICMS credit relating to Agreement 39; (v) ICMS on co-billing; (vi) rate difference of ICMS; and (vii) ICMS on rent of infrastructure necessary for internet (data) services.

At December 31, 2016, consolidated provisions totaled R$226,571 (R$156,444 at December 31, 2015).

Municipal taxes

The Company and/or its subsidiaries are parties to various municipal tax proceedings, at the judicial level, relating to: (i) Property tax (IPTU); (ii) Services tax (ISS) on equipment leasing services, non-core activities and supplementary activities; (iii) surveillance, control and monitoring fee (“TVCF”); and (iv) withholding of ISS on contractors’ services.

At December 31, 2016, consolidated provisions totaled R$30,519 (R$19,977 at December 31, 2015).

b.2) Possible tax contingencies

Management and its legal counsel understand that losses are possible in the following federal, state, municipal and ANATEL proceedings:

Federal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in different court levels.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

The most important of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (social security contribution) on compensation payment for salary losses arising from the “Plano Verão” and the “Plano Bresser”, SAT, social security amounts owed to third parties (INCRA and SEBRAE), supply of meals to employees, withholding of 11% (assignment of labor); (iii) IRRF on the funds remitted abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from technical cooperation agreement with the National Treasury Department (“STN”) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign exchange contracts required by the Central Bank of Brazil; (vi) IRPJ and CSLL related to deductions of revenues from provision reversals; (vii) IRPJ and CSLL – disallowance of costs and sundry expenses not evidenced; (viii) deduction of COFINS on swap operation losses; (ix) PIS and COFINS accrual basis versus cash basis; (x) IRPJ FINOR, FINAN and FUNRES; (xi) IRPJ on derivatives transactions; (xii) IRPJ and CSLL, disallowance of expenses on goodwill paid for the acquisition of Celular CRT S.A. and the privatization process and corporate restructuring of Vivo S.A., and for the takeovers of Navytree, TDBH, VivoPart. and GVTPart.; (xiii) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (xiv) IPI levied on shipment of fixed access units from the Company's establishment; (xv) PIS and COFINS levied on value-added services and monthly subscription services; (xvi) INSS on Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (xvii) IOF – required on loan transactions, inter-company loans and credit transactions; and (xviii) Contribution in support of broadcasting (EBC).

At December 31, 2016, consolidated amounts involved totaled R$6,169,787 (R$5,908,994 at December 31, 2015).

State taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the state level, which are awaiting decisions in different court levels.

Among these lawsuits, the following are highlighted: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) reversal of ICMS credit related to the acquisition of items intended to property, plant and equipment and payment of ICMS in interstate transfers of property, plant and equipment between branches; (iv) Reversal of previously unused ICMS credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) cobilling; (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services; (x) tax credits related to opposition/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF - Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xix) DETRAF fine; (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) ICMS on amounts given by way of discounts; (xxiii) new tax register bookkeeping without prior authorization by tax authorities; (xxiv) ICMS on monthly subscription; and(xxv) tax on unmeasured services.

At December 31, 2016, consolidated amounts involved totaled R$15,389,802 (R$12,921,976 at December 31, 2015).

Municipal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the municipal level, which are awaiting decisions in different court levels.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

The most important of these proceedings are: (i) ISS on non-core activity, value-added and supplementary services; (ii) ISS withholding at source; (iii) IPTU; (iv) land use tax; (v) various municipal charges; (vi) charge for use of mobile network and lease of infrastructure; (vii) advertising services; (viii) services provided by third parties; (ix) advisory services in corporate management provided by Telefónica International; (x) ISS on call identification and mobile phone licensing services; and (xi) ISS on full-time services, provisions, returns and cancelled tax receipts.

At December 31, 2016, consolidated amounts involved totaled R$853,244 (R$769,113 at December 31, 2015).

ANATEL

Universal Telecommunications Services Fund (“FUST”)

Writs of mandamus were filed seeking the right to not include expenses with interconnection and Industrial Use of Dedicated Line (EILD) in FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998/00, which are awaiting a decision from Higher Courts.

Various delinquency notices were issued by ANATEL in the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

At December 31, 2016, consolidated amounts involved totaled R$4,089,065 (R$3,647,291 at December 31, 2015).

Fund for Technological Development of Telecommunications (“FUNTTEL”)

The Company and/or its subsidiaries are parties to administrative and legal proceedings that are waiting to be tried by Higher Courts. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

At December 31, 2016, consolidated amounts involved totaled R$1,190,637 (R$911,836 at December 31, 2015).

Telecommunications Inspection Fund (“FISTEL”)

Upon extension of the effective license period to use telephone switches in connection with the use of STFC (Fixed Switched Telephone Service) and extension of the right to use radiofrequency in connection with the use of Personal Communication Service (“SMP”), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company understands that such collection is unjustified, and separately challenged the aforesaid fee in court.

At December 31, 2016, consolidated amounts involved totaled R$2,352,000 (R$2,455,229 at December 31, 2015), excluding the corresponding court deposits.

Public Price for Numbering Resource Management (PPNUM)

The Company, along with other wireless carriers in Brazil, is challenging in court the PPNUM charged by ANATEL for use by such carriers of the numbering resources managed by the agency. In view of the collections, the Company made a judicial deposit relating to the amounts due. On April 23, 2009, the carriers were handed down a favorable decision and the lawsuit is currently awaiting judgment in the court of appeals.

At December 31, 2016, consolidated amounts involved totaled R$6,043 (R$5,627 at December 31, 2015).

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

c) Provisions, civil and regulatory contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	12/31/16	12/31/15	12/31/16	12/31/15
Provisions - probable losses	1,867,164	1,560,758	1,868,291	1,653,051
Civil	1,038,230	965,730	1,039,357	1,010,356
Regulatory	828,934	595,028	828,934	642,695

Provisions - possible losses	7,591,664	6,020,956	7,593,041	6,297,944
Civil	2,573,459	2,488,761	2,574,836	2,581,838
Regulatory	5,018,205	3,532,195	5,018,205	3,716,106

c.1) Provisions for probable civil and regulatory contingencies

Provisions for civil contingencies assessed as probable loss

•       The Company and/or its subsidiaries are parties to proceedings involving rights to the supplementary amounts from shares calculated on network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. At December 31, 2016, consolidated provisions totaled R$256,276 (R$190,004 at December 31, 2015).

•       The Company and/or its subsidiaries are parties to various civil proceedings related to consumers at the administrative and judicial level, relating to failure to supply services and/or products sold. At December 31, 2016, consolidated provisions totaled R$386,699 (R$435,782 at December 31, 2015).

•       The Company and/or its subsidiaries are parties to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. At December 31, 2016, consolidated provisions totaled R$396,382 (R$384,570 at December 31, 2015).

Provisions for regulatory contingencies assessed as probable losses

The Company is party to administrative proceedings against ANATEL, filed based on an alleged failure to meet sector regulations, and to judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At December 31, 2016, consolidated provisions totaled R$828,934 (R$642,695 at December 31, 2015).

c.2) Provisions for civil and regulatory contingencies assessed as possible losses

Civil contingencies assessed as possible losses

Management and its legal counsel understand that losses are possible in the following civil proceedings:

•       Civil Class Action in which the Company is involved relating to the Community Telephone Plan (PCT), on possible rights to indemnify acquirers of expansion plans who allegedly did not receive shares for their financial investments made in the city of Mogi das Cruzes, with the total consolidated amount involved on December 31, 2015 of R$421,085. The São Paulo Court of Justice (TJSP) changed its decision, and judged this matter groundless. The carriers association of Mogi das Cruzes (“claimant” or “Association”) filed a special appeal to reverse that decision. On December 7, 2015, the appeal filed by the Association was dismissed by the High Court of Justice. The Association filed Motions for Clarification, which were not accepted by the High Court of Justice on March 17, 2016. On April 15, 2016, a final decision was handed down, and no further appeals can be filed. The process was dismissed.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

•       Collective Action filed by SISTEL Participants' Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the health insurance plan for retired employees (“PAMA”) and claim for the reestablishment of the prior “status quo”.  This proceeding is still in the appeal phase, and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•       Civil Class Actions filed by ASTEL, in the state of São Paulo, and by the Brazilian National Federation of Associations of Retirees, Pensioners and Pension Fund Members of the Telecommunications Industry (FENAPAS), both against SISTEL, the Company and other carriers, in order to annul the spin-off of the PBS private pension plan, alleging, in short, the “windup of the supplementary private pension plan of the SISTEL Foundation”, which led to various specific mirror PBS plans, and corresponding allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off.  The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL relating to telecommunication carries of the former Telebrás System.

•       The Public Prosecutor’s Office of São Paulo State began a civil class action claiming pain, suffering and damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages. The Company filed an appeal tried on April 13, 2015, and it was unanimously decided that the lower court decision should be amended and the claim should be dismissed. The Public Prosecutor’s Office of São Paulo State appealed against this decision and filed an appeal to higher and supreme courts. The Company submitted counterarguments to this appeal to higher and supreme courts. The appeals to higher and supreme courts were not accepted and the Company is awaiting a citation in connection with an appeal that may be filed by the Public Prosecutor’s Office of São Paulo State.

Conversely, in the event that the number of claiming consumers is not in line with the extent of damages, after the lapsing of one year, the judge determined that the amount of R$60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits, or the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with the civil class action described above, since, in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

•       The Company is party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the ordinary course of business. At December 31, 2016, the consolidated amount totaled to R$2,559,252 (R$2,146,850 at December 31, 2015).

•       TGLog is party to a civil execution proceeding filed with the 3rd Civil Court of Barueri, São Paulo State, owing to alleged non-payment of transportation service bills. TGLog alleges that it made legitimate discounts owing to contract breaches and losses arising from damages to goods of its customers transported by the claimant, which are also subject matter of another proceeding. At December 31, 2016, the amount was R$1,377 (R$1,022 at December 31, 2015).

•       The Company has received notices regarding noncompliance with the Customer Service (SAC) Decree. The Company is currently party to various lawsuits (administrative and legal proceedings). At December 31, 2016 the consolidated amount was R$14,207 (R$12,881 at December 31, 2015).

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

•       Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (Lune), a Brazilian company, filed an action on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark “Bina".  The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with Caller ID service (“Bina”), subject to a daily fine of R$10,000,00 in case of noncompliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. There is no way to determine the extent of potential liabilities with respect to this claim.

•       The Company and other wireless carriers figure as defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company understands that its criteria for the period determination comply with ANATEL standards. Based on the legal counsel’s opinion, class actions have a remote likelihood of loss.

Regulatory contingencies assessed as possible losses

According to the Company’s management and legal counsel, the likelihood of loss of the following regulatory civil proceedings is possible:

•       The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level. At December 31, 2016, the consolidated amount was R$5,018,205 (R$3,716,106 for the Company at December 31, 2015).

•       Administrative and judicial proceedings discussing payment of 2% charge on interconnection services revenue arising from the extension of right of use of SMP related radio frequencies. Under clause 1.7 of the authorization term that grants right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years) of a 2% charge calculated on net revenues from the service provider’s Basic and Alternative Plans of the service company, determined in the year before that of payment.

However, ANATEL determined that in addition to revenues from Service Plans, the charge corresponding to 2% should also be levied on interconnection revenues and other operating revenues, which is not stipulated in clause 1.7 of referred Authorization Term.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL’s position.

d) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	12/31/16			12/31/15
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	203,600	6,351,566	1,948,088	163,802	5,753,463	2,750,864
Total	203,600	6,351,566	1,948,088	163,802	5,753,463	2,750,864

At December 31, 2016, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment frozen by courts (except for loan-related investments) in the consolidated amount of R$67,393 (R$71,059 at December 31, 2015).

20)  DEFERRED REVENUE

	Company		Consolidated
	12/31/16	12/31/15	12/31/16	12/31/15
Services and goods (1)	389,706	466,943	389,706	466,943
Disposal of PP&E (2)	227,397	87,906	227,397	87,906
Activation revenue (3)	44,117	70,507	44,914	72,737
Customer loyalty program (4)	56,210	95,893	56,210	95,893
Government grants (5)	133,300	133,099	133,300	133,099
Donations of equipment (6)	8,044	8,281	8,044	8,281
Other revenues (7)	81,500	58,935	82,068	58,935
Total	940,274	921,564	941,639	923,794

Current	428,488	562,601	429,853	564,557
Noncurrent	511,786	358,963	511,786	359,237

(1)  This refers mainly to the balances of revenues from recharging prepaid services, which are recognized in income as services are provided to customers. It includes the amount of the agreement the Company entered into for industrial use of its mobile network by a different SMP operator in Regions I, II and III of the general authorizations plan (“ PGA” ), which is intended solely for the rendering of SMP services by the operator for its customers.

(2)  Includes the net balances of the residual values from sale of non- strategic towers and rooftops, which are transferred to income as the conditions for recognition are fulfilled.

(3)  This refers to the deferred activation revenue (fixed) recognized in income over the estimated period in which a customer remains in the base.

(4)  This refers to points earned under the Company's loyalty program, which enables customers to accumulate points by paying bills relating to use of services offered. The balance represents the Company's estimate of customers’ exchanging points for goods and / or services in the future.

(5)  This refers to: (i) government subsidy arising from funds obtained from BNDES credit lines to be used in the acquisition of domestic equipment, which  have been amortized over the useful life cycle of the equipment; and (ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(6)  This refers to the balances of network equipment donated by suppliers, which are amortized over their useful life cycles

(7)  Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service (MMDS).

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

21) LOANS, FINANCING AND DEBENTURES

a) Breakdown

	Company
	Information as of December 31, 2016			12/31/16			12/31/15
	Currency	Annual interest rate	Maturity	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency				1,480,382	2,901,521	4,381,903	1,619,342	1,651,714	3,271,056

Loans and financing - Financial Institutions (21.a.1)				711,848	2,158,303	2,870,151	473,807	1,034,754	1,508,561
Financing – BNDES FINEM - Contract 11.2.0814.1	URTJLP (1)	TJLP+ 0 to 4.08%	7/15/2019	363,734	567,110	930,844	328,768	898,735	1,227,503
Financing – BNDES FINEM - Contract 08.2.1073.1	URTJLP (1)	TJLP+ 2.05% to 2.95%	7/15/2017	29,319	-	29,319	-	-	-
Financing – BNDES FINEM - Contract 11.2.0963.1	URTJLP (1)	TJLP+ 0 to 3.38%	8/15/2020	182,737	480,510	663,247	-	-	-
Financing – BNDES FINEM - Contract 11.2.0963.1	R$	5.00%	11/15/2019	14,686	27,971	42,657	-	-	-
Financing – BNDES FINEM - Contract 14.2.1192.1	URTJLP (1)	TJLP+ 0 to 3.12%	1/15/2023	7,596	499,442	507,038	-	-	-
Financing – BNDES FINEM - Contract 14.2.1192.1	R$	4.00% to 6.00%	1/15/2023	12,320	163,222	175,542	-	-	-
Financing – BNDES FINEM - Contract 14.2.1192.1	R$	Selic Acum. D-2 + 2.32%	1/15/2023	1,408	340,600	342,008	-	-	-
Financing – BNDES PSI	R$	2.5% to 5.5%	1/15/2023	92,508	44,698	137,206	90,779	136,019	226,798
Financing – BNDES PSI	R$	TJLP+ 5.7% to 9.00%	4/15/2016	-	-	-	221	-	221
Financing – BNB	R$	7.06% to 10%	8/18/2022	7,540	34,750	42,290	54,039	-	54,039

Financing – Suppliers (21.a.2)	R$	108.4% of CDI	12/31/2017	722,591	-	722,591	1,113,244	-	1,113,244

Finance lease (21.a.3)	R$	IPCA and IGP-M	8/31/2033	45,943	328,485	374,428	32,291	239,239	271,530

Contingent Consideration (21.a.4)	R$	Selic		-	414,733	414,733	-	377,721	377,721

Foreign Currency				1,062,593	225,271	1,287,864	191,695	1,490,273	1,681,968

Loans and financing - Financial Institutions (21.a.1)				1,062,593	225,271	1,287,864	191,695	1,490,273	1,681,968
Financing – BNDES FINEM - Contract 11.2.0814.1	UMBND (2)	ECM (3) + 2.38%	7/15/2019	136,850	225,271	362,121	159,897	434,221	594,118
Resolution 4131 - Scotiabank and Bank of America	US$	2.05% and Libor + 2.00%	12/18/2017	925,743	-	925,743	31,798	1,056,052	1,087,850

Total				2,542,975	3,126,792	5,669,767	1,811,037	3,141,987	4,953,024

	Consolidated
	Information as of December 31, 2016			12/31/16			12/31/15
	Currency	Annual interest rate	Maturity	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency				1,480,382	2,901,521	4,381,903	2,030,372	2,964,236	4,994,608

Loans and financing - Financial Institutions (21.a.1)				711,848	2,158,303	2,870,151	765,601	2,325,920	3,091,521
Financing – BNDES FINEM - Contract 11.2.0814.1	URTJLP (1)	TJLP+ 0 to 4.08%	7/15/2019	363,734	567,110	930,844	328,768	898,735	1,227,503
Financing – BNDES FINEM - Contract 08.2.1073.1	R$	IPCA + 2.95% + TR	7/15/2016	-	-	-	30,722	-	30,722
Financing – BNDES FINEM - Contract 08.2.1073.1	URTJLP (1)	TJLP+ 2.05% to 2.95%	7/15/2017	29,319	-	29,319	57,916	28,796	86,712
Financing – BNDES FINEM - Contract 11.2.0963.1	URTJLP (1)	TJLP+ 0 to 3.38%	8/15/2020	182,737	480,510	663,247	180,206	648,361	828,567
Financing – BNDES FINEM - Contract 11.2.0963.1	R$	5.00%	11/15/2019	14,686	27,971	42,657	14,718	42,564	57,282
Financing – BNDES FINEM - Contract 14.2.1192.1	URTJLP (1)	TJLP+ 0 to 3.12%	1/15/2023	7,596	499,442	507,038	4,112	262,383	266,495
Financing – BNDES FINEM - Contract 14.2.1192.1	R$	4.00% to 6.00%	1/15/2023	12,320	163,222	175,542	511	120,051	120,562
Financing – BNDES FINEM - Contract 14.2.1192.1	R$	Selic Acum. D-2 + 2.32%	1/15/2023	1,408	340,600	342,008	710	146,815	147,525
Financing – BNDES PSI	R$	2.5% to 5.5%	1/15/2023	92,508	44,698	137,206	90,779	136,019	226,798
Financing – BNDES PSI	R$	TJLP+ 5.7% to 9.00%	4/15/2016	-	-	-	221	-	221
Financing – BNB	R$	7.06% to 10%	8/18/2022	7,540	34,750	42,290	56,938	42,196	99,134

Financing – Suppliers (21.a.2)	R$	108.4% of CDI	12/31/2017	722,591	-	722,591	1,228,682	-	1,228,682

Finance lease (21.a.3)	R$	IPCA and IGP-M	8/31/2033	45,943	328,485	374,428	36,089	260,595	296,684

Contingent Consideration (21.a.4)	R$	Selic		-	414,733	414,733	-	377,721	377,721

Foreign Currency				1,062,593	225,271	1,287,864	191,695	1,490,273	1,681,968

Loans and financing - Financial Institutions (21.a.1)				1,062,593	225,271	1,287,864	191,695	1,490,273	1,681,968
Financing – BNDES FINEM - Contract 11.2.0814.1	UMBND (2)	ECM (3) + 2.38%	7/15/2019	136,850	225,271	362,121	159,897	434,221	594,118
Resolution 4131 - Scotiabank and Bank of America	US$	2.05% and Libor + 2.00%	12/18/2017	925,743	-	925,743	31,798	1,056,052	1,087,850

Total				2,542,975	3,126,792	5,669,767	2,222,067	4,454,509	6,676,576

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

(1) URTJLP - Long-Term Interest Rate Reference Unit used by BNDES as contractual currency for loans.

(2) UMBND - Monetary unit based on a basket of currencies used by BNDES as contractual currency for loans based on funding obtained in a foreign currency.

(3) ECM - rate announced by BNDES each quarter for currency-basket charges.

a.1)  Loans and financing

Brazilian Development Bank (BNDES)

BNDES - FINEM

•       Contract 11.2.0814.1: On October 14, 2011, credit facilities were approved amounting to R$3,031,110, adjusted to R$2,152,098 in 2013, at rates of: (i) TJLP + 0 to 4.08% p.a.; and (ii)  UMBND + 2.38% p.a., maturating in 8 years, with a grace period expiring on July 15, 2014. After the grace period, interest and amortization of principal will be paid in 60 consecutive monthly installments.

The total amount of these funds have been withdrawn by the Company and used in investments in expansion and improvement of the current network, implementation of the infrastructure required for new technologies from 2011 and 2013, and construction of a data center in the city of Tamboré (SP) and social projects.

•       Contract 08.2.1073.1: On December 12, 2008, credit facilities were approved amounting to R$615,909, at rates of: (i) IPCA + 2.95% p.a. + TR, maturating in 8 years, with a grace period expiring on June 15, 2011. After the grace period, interest and amortization of principal were paid in 6 consecutive monthly installments, having been settled on July 15, 2016; e (ii) TJLP + 2.05% to 2.95% p.a., maturating in 9 years, with a grace period expiring on June 15, 2011. After the grace period, interest and amortization of principal will be paid in 72 consecutive monthly installments.

Total amount of this credit facility was already withdrawn and the funds allocated to investments in domestically produced goods and services. After BNDES authorization, on June 21, 2010, this contract was partially settled in advance. Amounts presented in this note consider the partial settlement made on July 15, 2010 plus contractual and regular amortizations starting July 15, 2011.

•       Contract 11.2.0963.1: On November 9, 2011, credit facilities were approved in the amount of R$1,184,107, at rates of: (i) TJLP + 0 to 3.38% p.a., maturating in 9 years, with a grace period expiring on August 15, 2014. After the grace period, interest and amortization of principal will be paid in 72 consecutive monthly installments; and (ii) 5% p.a., maturating in 8 years, with a grace period expiring on August 15, 2014. After the grace period, interest and amortization of principal will be paid in 63 consecutive monthly installments.

The Company made withdrawals relating to this agreement and the remaining R$45,490, was canceled on April 9, 2014. These funds were intended to complement the investment plan for the triennium 2011-2013, intended to expand operations, modernize telecommunications and internet services, and launch new services.

•       Contract 14.2.1192.1: On December 30, 2014, credit facilities were approved in the amount of R$1,000,293, at rates of: (i)  TJLP + 0 to 3.12% p.a., (ii)  4% p.a., (iii)  Selic + 2.32% p.a., maturating in 8 years, with a grace period will expire on January 15, 2018. After the grace period, interest and amortization of principal will be paid in 60 consecutive and (iv) 6% p.a., a total term of 7 years, with grace period expiring on January 15, 2017. After the grace period, interest and amortization of principal will be paid in 60 consecutive monthly installments

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Until September 30, 2016, withdrawals related to this agreement were made in the amount of R$800,234. On December 12, 2016, a new withdrawal was made in the amount of R$176,843. These resources are destined to the investment plan for the 2014-2016 triennium, aiming at expansion in the areas of operation.

BNDES - PSI

•       Between December 3, 2009 and August 17, 2010, credit facilities of up to R$319,927 were approved (with R$184,489 drawn down and a remaining balance of R$135,438 cancelled), with rates from 4.5% and 5.5% p.a., a total term of 10 years, with grace period expired on February 15, 2012. After the grace period, interest and amortization of principal are paid in 96 consecutive monthly installments

•       Between November 24, 2010 and March 31, 2011, credit facilities amounting to R$29,066 were approved, at rates of (i) 5.5% p.a.; (ii) TJLP + 5.7% p.a.; and (iii) TJLP + 9.0% p.a., a total term of 5 years, with grace period expired on January 15, 2012. After the grace period, interest and amortization of principal are paid in 48 consecutive monthly installments. On December 31, 2016, all lines were settled, and the last payment was made on April 15, 2016.

•       On December 28, 2010, a credit facility amounting to R$5,417 was approved, subsequently restated to R$2,262, at the rate of 5.5% p.a., a total term of 10 years, with grace period expired on January 15, 2013. After the grace period, interest and amortization of principal are paid in 96 consecutive monthly installments. This credit facility was fully withdrawn by the Company.

•       On December 28, 2012, credit facilities amounting to R$353,483 were approved, subsequently restated to R$225,467, at the rate of 2.5% p.a., a total term of 5 years, with grace period expired on January 15, 2015. After the grace period, interest and amortization of principal are paid in 36 consecutive monthly installments. This credit facility was fully withdrawn by the Company.

•       On August 1, 2013, credit facilities amounting to R$4,030 were approved, at the rate of 3.5% p.a., a total term of 5 years, with grace period expired on August 15, 2015. After the grace period, interest and amortization of principal are paid in 36 consecutive monthly installments. This credit facility was fully withdrawn by the Company.

Some financing agreements with the BNDES described above, have lower interest rates than those prevailing on the market. These operations fall within the scope of IAS 20 / CPC 7 and thus the subsidies granted by BNDES were adjusted to present value deferred in accordance with the useful lives of the financed assets, resulting in a balance until December 31, 2016 as of R$44,415 (R$47,346 at December 31, 2015), note 20.

Banco do Nordeste ("BNB")

•       On January 29, 2007 and October 30, 2008, credit facilities amounting to R$247,240 and R$389,000 respectively, were obtained, at the rate of 10% p.a., a total term of 8 years, with grace period expired on July 29, 2008 and October 30, 2010, respectively. After the grace periods, interest and amortization of principal are paid in 78 and 72 consecutive monthly installments, respectively.

These credit facilities were fully withdrawn and the funds were used for investment projects to implement and expand cellular mobile network capacity in the Northeast. On January 29, 2015, the first credit facility was settled.

The lines were fully settled on January 29, 2015 and October 30, 2016, respectively. The balance on this agreement at December 31, 2015 was R$54,039.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

•       On August 18, 2014, credit facilities amounting to R$31,619 and R$115,014 were obtained at annual interest rates of 7.06% and 8.24%, respectively, for a total term of 8 years, with payment of interest charges and payment of principal in 72 installments. On April 17, 2015, the amount of R$5,719 was drawn down on the first facility and R$38,959 on the second.

These funds were used for investment projects and expansion in Brazil’s Northeast region.

The balance of this agreement at December 31, 2016 was R$42,290 (R$45,095 at December 31, 2015).

Brazilian Central Bank (“BACEN”) - Resolution 4131

In the period from November 10 to December 23, 2015, loans were taken out in foreign currency (US dollar) under BACEN Resolution No. 4131. The amount of US$285 million was taken out from Scotiabank and Bank of America, at the rate of 2.05% p.a. from Scotiabank, and Libor + 2% p.a. from Bank of America, both maturing within 2 years. For each of these transactions derivatives were taken out by the Company for hedge against currency risk related to this debt and, for being effective hedge, fair value hedge accounting methodology was adopted. Therefore, at December 31, 2016, the hedged risk of these instruments was recognized in the balance sheet for its fair value at this date.

Retrospective tests are applied every quarter to check the hedge effectiveness. At December 31, 2016, effectiveness was of 100%.

a.2) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable by up to 365 days at a cost based on fixed CDI rate for the corresponding periods. On December 31, 2016, the consolidated amount was R$722,591 (R$1,228,682 at December 31, 2015) and its average net cost of 108.4% of the CDI rate.

a.3) Finance lease

Finance lease agreements, through which the Company and its subsidiaries obtained the risks and benefits associated with ownership of the leased items, are capitalized on the lease inception date at the fair value of the asset leased or, if lower, at the present value of the minimum payments of lease agreement. If applicable, the initial direct costs incurred in the transaction are added to costs.

Agreements classified as finance lease agreements in the condition of lessee relate to: (i) lease of towers and rooftops arising from sale and finance leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network connecting cities in the North and Midwest regions of Brazil. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property, plant and equipment are depreciated over the estimated useful lives of the assets or the lease term, whichever is shorter.

The balance of amounts payable relating to aforementioned transactions comprises the following effects:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

	Company		Consolidated
	12/31/16	12/31/15	12/31/16	12/31/15
Nominal value payable	831,479	735,643	831,479	761,073
Unrealized financial expenses	(457,051)	(464,113)	(457,051)	(464,389)
Present value payable	374,428	271,530	374,428	296,684

Current	45,943	32,291	45,943	36,089
Noncurrent	328,485	239,239	328,485	260,595

Aging list of finance lease payable at December 31, 2016 is as follows:

	Company / Consolidated
	Nominal value payable	Present value payable
Up to 1 year	51,379	45,943
From 1 to 5 years	200,764	143,679
Over five years	579,336	184,806
Total	831,479	374,428

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue at December 31, 2016 and 2015.

a.4) Contingent consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart, a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income and social contribution taxes on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. In September 2014, GVT applied for cancellation of the court appeal and the return of the deposited amount

If GVT succeeds in receiving (being reimbursed, refunded for, or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappeasable decision. Reimbursement will be made within 15 years.

The amount calculated on the effective date of acquisition of control of GVTPart (Note 4) is R$344,217 (R$414,733 at December 31, 2016), recorded as "Judicial deposits, noncurrent" in GVT. This amount is subject to monthly restatement at the SELIC rate.

b)  Debentures

Information on the debentures at December 31, 2016 and 2015:

	Company / Consolidated
	Information as of december 31, 2016						12/31/16			12/31/15
	Issue date		Amounts
Issue		Maturity	Issued	Outstanding	Issue value	Remuneration p.a.	Current	Noncurrent	Total	Current	Noncurrent	Total

4th issue – Series 3 (1)	10/15/2009	10/15/2019	810,000	23,557	810,000	IPCA+4.00%	307	36,990	37,297	292	33,172	33,464
1st issue – Minas Comunica (2)	12/17/2007	7/5/2021	5,550	5,550	55,500	IPCA+0.50%	-	97,308	97,308	-	91,608	91,608
3rd issue (3)	9/10/2012	9/10/2017	200,000	200,000	2,000,000	100% of CDI + 0.75%	2,086,763	-	2,086,763	87,217	1,999,645	2,086,862
4th issue (4)	4/25/2013	4/25/2018	130,000	130,000	1,300,000	100% of CDI + 0.68%	33,434	1,299,505	1,332,939	33,415	1,299,365	1,332,780
Total							2,120,504	1,433,803	3,554,307	120,924	3,423,790	3,544,714

(1) Issue of non-privileged 3-series public unsecured nonconvertible debentures, all registered- and book entry-type. The 1st (98,000 debentures) and 2nd series (640,000 debentures) were redeemed and cancelled on November 14, 2014 and November 13, 2015, respectively. During the renegotiation of 3rd series, the Company partially repurchased 48,443 debentures, and kept held them in treasury for subsequent cancelation. Funds obtained were allocated to full payment of principal debt amount, represented by 6th issue of promissory notes and to bolster working capital.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

(2) Issue of non-privileged 3-series public unsecured nonconvertible debentures, all registered- and book entry-type.  Debentures subscribed by the Minas Gerais State Economic Development Department under Minas Comunica Program, in order to meet SMP for 134 locations in the state.

(3) Non-privileged single series public unsecured nonconvertible debentures, all registered- and book entry-type. Funds obtained were allocated for investment in 4G mobile network (especially for settlement of licenses acquired in 4G auction) and for maintenance of liquidity and extension of debts.

(4)  Non-privileged single series public unsecured nonconvertible debentures, all registered- and book entry-type. Funds obtained were allocated for amortization of debt, capital expenditures of projects developed and reinforcement of liquidity.

Transaction costs associated with items (3) and (4) described above, totaling R$495 at December 31, 2016 (R$990 at December 31, 2015), was allocated as a reduction of liabilities and are recognized as financial expenses, according to the contractual terms of this issue.

c) Repayment schedule

At December 31, 2016, breakdown of noncurrent loans, financing, finance lease, debentures and contingent consideration by year of maturity is as follows:

	Company / Consolidated
Year	Loans and financing	Debentures	Finance lease	Contingent Consideration	Total
2018	911,801	1,355,683	42,129	-	2,309,613
2019	717,881	50,865	39,899	-	808,645
2020	334,042	13,875	33,013	-	380,930
2021	207,995	13,380	28,638	-	250,013
2022 onwards	211,855	-	184,806	414,733	811,394
Total	2,383,574	1,433,803	328,485	414,733	4,560,595

d)  Covenants

There are loans and financing with BNDES (Note 21.a) and debentures (all described in Note 21.b) with specific covenants for penalty in the event of breach of contract. A breach of contract provided for in the agreements with the institutions listed above is characterized as noncompliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), breach of a contractual clause, resulting in the early settlement of the contract.

At December 31, 2016 and 2015 all economic and financial indexes established in existing contracts have been achieved.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

e)  Guarantees

At December 31, 2016, guarantees were given for part of loans and financing as follows:

Creditor	Debit Balances	Guarantee
BNDES	R$930,844 (URTJLP) R$362,121 (UMBND) R$137,206 (PSI) ------------------------------- R$1,199,604 (URTJLP) R$342,008 (UMSELIC) R$218,199 (Pré)

•       Loan (2011): guarantee in receivables relating to 15% of the outstanding debt balance or four times the largest installment, whichever is higher.

•       PSI Agreement (Fixed) Loan: disposal of financed assets.

-------------------------------------------------------------------------------------

•       Loans (2008, 2011 and 2014): assignment of receivables corresponding to 20% of outstanding debt balance or 1 time the last installment of sub-credit facility "A" (UMIPCA) plus 5 times the last installment of each of the other sub-credit facilities, whichever is greater

BNB	R$42,290

•       Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance.

•       Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$10,773 and R$9,795 at December 31, 2016 and 2015, respectively.

•       At December 31, 2015, there was also a liquidity fund represented by financial investments in the amount of three amortization installments, referenced to the average post-grace period in the amount of R$29,010, as collateral for the BNB contract with the balance of R$54,039, settled on October 30, 2016 (note 21 a.1).

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

f)  Changes

Changes in loans and financing, debentures, finance lease agreements and contingent considerations are as follows:

	Company
	Loans and financing	Debentures	Finance lease	Financing - Suppliers	Contingent Consideration	Total
Balance at 12/31/14	3,402,253	4,166,663	230,344	-	-	7,799,260
Inflows	1,115,210	-	49,630	1,113,267	-	2,278,107
Government grants (Note 20)	(1,606)	-	-	-	-	(1,606)
Financial charges	184,526	529,012	21,010	18,911	33,504	786,963
Issue costs	-	495	-	-	-	495
Foreign exchange variation	287,673	-	-	-	-	287,673
Write-offs (payments)	(1,797,527)	(1,151,456)	(29,454)	(18,934)	-	(2,997,371)
Business combination (Note 4)	-	-	-	-	344,217	344,217
Balance at 12/31/15	3,190,529	3,544,714	271,530	1,113,244	377,721	8,497,738
Inflows	466,629	-	61,866	666,085	-	1,194,580
Government grants (Note 20)	(12,040)	-	-	-	-	(12,040)
Financial charges	385,240	486,178	62,242	49,933	37,012	1,020,605
Issue costs	-	495	-	-	-	495
Foreign exchange variation	(272,795)	-	-	-	-	(272,795)
Write-offs (payments)	(1,132,214)	(477,080)	(43,285)	(1,106,671)	-	(2,759,250)
Merger (note 1c)	1,532,666	-	22,075	-	-	1,554,741
Balance at 12/31/16	4,158,015	3,554,307	374,428	722,591	414,733	9,224,074

	Consolidated
	Loans and financing	Debentures	Finance lease	Financing - Suppliers	Contingent Consideration	Total
Balance at 12.31.14	3,402,253	4,166,663	230,344	-	-	7,799,260
Inflows	1,285,210	-	74,784	1,132,357	-	2,492,351
Government grants (Note 20)	(1,606)	-	-	-	-	(1,606)
Financial charges	308,250	529,012	21,010	29,243	33,504	921,019
Issue costs	-	495	-	-	-	495
Foreign exchange variation	1,161,379	-	-	-	-	1,161,379
Write-offs (payments)	(8,269,445)	(1,151,456)	(29,454)	(102,499)	-	(9,552,854)
Business combination (Note 4)	6,887,448	-	-	169,581	344,217	7,401,246
Balance at 12.31.15	4,773,489	3,544,714	296,684	1,228,682	377,721	10,221,290
Inflows	466,629	-	61,866	666,085	-	1,194,580
Government grants (Note 20)	(12,040)	-	-	-	-	(12,040)
Financial charges	424,867	486,178	63,003	50,038	37,012	1,061,098
Issue costs	-	495	-	-	-	495
Foreign exchange variation	(272,795)	-	-	-	-	(272,795)
Write-offs (payments)	(1,222,135)	(477,080)	(47,125)	(1,222,214)	-	(2,968,554)
Balance at 12.31.16	4,158,015	3,554,307	374,428	722,591	414,733	9,224,074

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

22) OTHER LIABILITIES

	Company		Consolidated
	12/31/16	12/31/15	12/31/16	12/31/15
Authorization licenses (1)	1,048,523	952,651	1,048,523	952,651
Split and reverse split of stock (2)	-	32,252	-	32,252
Liabilities with related parties (Note 29)	145,332	181,337	112,358	121,986
Payment for license renewal (3)	215,154	151,496	215,154	151,496
Third-party withholdings (4)	222,696	173,154	227,685	196,626
Pension Plans and Other Post-Employment Benefits (Note 32)	327,670	76,616	327,670	85,343
Amounts to be refunded to subscribers	166,644	110,205	168,708	113,354
Other liabilities	90,815	67,625	92,447	108,214
Total	2,216,834	1,745,336	2,192,545	1,761,922

Current	1,641,926	1,006,901	1,640,757	1,010,657
Noncurrent	574,908	738,435	551,788	751,265

(1)  Includes to a portion of the Company’s liability arising from an agreement entered into with ANATEL, whereby the operators that won this auction organized Entidade Administradora do Processo de Redistribuição e Digitalização de Canais de TV e RTV (“EAD”), which will be responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems, in addition to other operations in which the winning operators have obligations, as defined in the agreement.

(2)  This refers to the loan made to holders of the remaining stock (common and preferred) resulting from reverse split and fractioning of the shares of the Company and the merged companies.

(3)  This refers to the cost of renewing STFC and SMP licenses. See Note 1.b).

(4)  This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

23)  EQUITY

a) Capital

According to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Nevertheless, Brazil’s Corporation Law (Law nº 6404/76, Article 166, item IV) - establishes that capital may be increased by means of a Special Shareholders’ Meeting resolution to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Capital increases do not necessarily observe the proportion between the number of shares of each class to be maintained, however the number of non-voting or restricted-voting preferred shares must not exceed 2/3 of total shares issued.

Preferred shares are non-voting, except for cases set forth in Articles 9 and 10 of the  Articles of Incorporation, but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company's Articles of Incorporation and item II, paragraph 1, article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive financial years and this right will be kept until payment of said dividend.

a.1) Changes

The changes in the Company's capital for the years ended December 31, 2016 and 2015 are as follows:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

	Shares			In thousands of reais
Outstanding shares	Common shares	Preferred shares	Total
At 12.31.14	381,335,671	741,933,573	1,123,269,244	37,798,110
Capital increase – Special Shareholders’ Meeting of 04/28/15 (1)	121,711,240	236,803,588	358,514,828	15,812,000
Capital increase – Special Shareholders’ Meeting of 04/30/15 (2)	-	6,282,660	6,282,660	295,285
Capital increase – Merger of GVTPart shares – Special Shareholders’ Meeting of 05/28/15 (3)	68,597,306	134,320,885	202,918,191	9,666,021
At 12.31.15	571,644,217	1,119,340,706	1,690,984,923	63,571,416
At 12.31.16	571,644,217	1,119,340,706	1,690,984,923	63,571,416

(1)  At a meeting held on April 28, 2015, the Company’s Board of Directors unanimously approved a capital increase of R$15,812,000, through the issue of registered book-entry common and preferred  shares with no par value for the unit issue price of R$38.47 and R$47.00, respectively.

(2)  At a meeting held on April 30, 2015, the Company’s Board of Directors unanimously approved a capital increase of R$295,285, through the issue of preferred registered, book-entry common shares with no par value at the unit issue price of R$47.00.

(3)  The Special Shareholders’ Meeting held on May 28, 2015, approved a capital increase of R$9,666,021, through the issue of preferred book-entry, no-par-value Company shares due to the incorporation of GVTPart. shares.

a.2) Company share swap transactions between Telefónica and FrHolding108

On June 24, 2015, the share swap transaction ("swap") between Telefónica and FrHolding108 was concluded, whereby FrHolding108 transferred to Telefónica 76,656,559 shares representing 4.5% of the Company's capital, of which 68,597,306 are common shares representing 12% of that type of shares and 8,059,253 are preferred shares representing 0.72% of the shares of that type issued by the Company, in exchange for 1,110,000,000 shares representing 8.2% of the common shares of Telecom Italia, previously held by TELCO, a subsidiary of  Telefónica.

On July 29, 2015, after close of the New York Stock Exchange, Vivendi disposed of 67,861,632 preferred Company shares representing 4% of its share capital. On the same date, the share swap transaction was concluded between Telefónica and FrHolding108, thus resulting in the transfer of 46,000,000 shares issued by Telefónica held in treasury to FrHolding108, in exchange for 58,400,000 preferred shares issued by the Company and held by FrHolding108, transferred to Telefónica. As such, Telefónica’s equity interest in the Company increased by 5.2% in relation to total preferred shares and 3.5% in relation to the Company's total share capital. Alternatively, equity interest of FrHolding108 in the Company was reduced in the same proportion and therefore, as from such date, FrHolding108 no longer holds any equity interest in the Company.

a.3) Internal reorganization of the Telefónica Group

As a result of Telefónica Group's internal reorganization process in the fourth quarter of 2016, Telefónica Internacional S.A. ("TISA") was merged into Telefónica Latinoamérica Holding, SL ("TLH"), a Spanish company whose entire capital and control is held by Telefónica S.A. ("TESA"). Consequently, the entire ownership interest in the Company, previously held by TISA, was fully transferred to TLH.

Accordingly, TLH now holds 24.09% of the Company's capital stock, represented by 46,746,635 common shares and 360,532,578 preferred shares.

This transaction did not cause any change in the composition of the Company's control, its administrative structure or its regular operation.

a.4) Distribution of capital

Paid-in capital at December 31, 2016 and 2015 amounted to R$63,571,416. After all the events described above, subscribed and paid-in capital is divided into shares without par value, held as follows:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

At December 31, 2016

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%, including treasury shares

Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%

Non-controlling shareholders	29,320,789	5.13%	415,132,512	37.09%	444,453,301	26.28%
Other shareholders	29,320,789	5.13%	415,132,512	37.09%	444,453,301	26.28%

Total shares (not including outstanding shares)	569,354,053	99.60%	1,119,340,367	100.00%	1,688,694,420	99.86%

Treasury Shares	2,290,164	0.40%	339	0.00%	2,290,503	0.14%

Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%

Book value per share (not including outstanding shares):						R$ 41.00

At December 31, 2015

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%, including treasury shares

Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Internacional S.A.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%

Non-controlling interests	29,320,789	5.13%	415,132,117	37.09%	444,452,906	26.28%
Other shareholders	29,320,789	5.13%	415,132,117	37.09%	444,452,906	26.28%

Total shares (not including outstanding shares)	569,354,053	99.60%	1,119,339,972	100.00%	1,688,694,025	99.86%

Treasury Shares	2,290,164	0.40%	734	0.00%	2,290,898	0.14%

Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%

Book value per share (not including outstanding shares):						R$ 40.60

b) Premium on acquisition of interests

In accordance with accounting practices adopted in Brazil prior to the adoption of IFRS/CPC , goodwill was recorded when shares were acquired at a higher value than their carrying amount, generated by the difference between the carrying amount of shares acquired and the transaction’s fair value. With the adoption of IFRS 10/CPCs 35 and 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the controlling shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders was adjusted matched against the Company’s equity.

The balance of this account at December 31, 2015 totaled R$75,388, which was reclassifield to Other Capital Reserves during 2016.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

c) Capital reserves

c.1) Treasury shares

These represent the Company's shares held in treasury, arising from corporate merger processes and the share repurchase program, as follows:

	Shares			In thousands of reais
Treasury stock	Common shares	Preferred shares	Total
At 12.31.14 (1)	251,440	2,081,246	2,332,686	(112,107)
Cancelation of treasury shares according to the Special Shareholders' Meeting (SGM) of 3/12/15 (2)	(251,440)	(2,081,246)	(2,332,686)	112,107
Dissenters' right – Acquisition of GVTPart. (3)	2,290,164	734	2,290,898	(87,805)
At 12.31.15	2,290,164	734	2,290,898	(87,805)
Transfer of lawsuits concerning judicial proceedings (4)	-	(395)	(395)	15
At 12.31.16	2,290,164	339	2,290,503	(87,790)

(1)  Company shares held in treasury from the following processes: (i) merger of TDBH (in 2006); (ii) merger of Vivo Participações shares (in 2011), and (iii) repurchase of common and preferred shares.

(2)  On March 12, 2015, the Special Shareholders’ Meeting approved the cancellation of 2,332,686 shares held in treasury.

(3)  The acquisition and merger of shares of GVTPart., on June 30, 2015, ended the term for shareholders to express their dissent in relation to the acquisition of GVTPart. (Note 4), as well as the incorporation of GVTPart. shares by the Company, with the consequent conversion of GVTPart. into wholly-owned subsidiary of the Company. Company shareholders who dissented from the decision taken at the Special Shareholders’ Meeting had the right to withdraw from the Company through reimbursement of the value of shares from proven holders on September 19, 2014 (inclusive).

(4)  In December 2016, the Company transferred 395 preferred shares in treasury to outstanding shares, equivalent to the amount of R$15, related to the compliance with judicial process decisions in which the Company is involved, regarding rights to the complementary receipt of calculated in relation to network expansion plans after 1996 (note 19).

c.2) Other capital reserves

At December 31, 2014, other capital reserves included: (i) R$63,074 related to the tax benefit generated by the merger of Telefônica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholder (SP Telecomunicações Participações Ltda.) after realization of the tax credit, pursuant to CVM Ruling No. 319/99; and (ii) R$2,735,930, related to the excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date.

Changes in this account for the years ended December 31, 2016 and 2015 are shown below.

At 12.31.14	2,799,004
Cancelation of treasury shares according to the Special Shareholders' Meeting (SGM) of 3/12/15 (1)	(112,107)
Direct costs of capital increases (2)	(62,433)
Incorporation of shares of GVTPart. (3)	(1,188,707)
At 12.31.15	1,435,757
Reclassification premium in the acquisition of equity interest in TData (4)	(75,388)
Transfer of lawsuits concerning judicial proceedings (5)	2
At 12.31.16	1,360,371

(1)  At the Special Shareholders’ Meeting held in March 12, 2015, the cancellation of 2,332,686 shares issued by the Company, held in treasury, was approved.

(2)  Refers to direct costs (net of taxes) of Company capital increases on April 28, 2015 and April 30, 2015, arising from the Primary Offering of Shares.

(3)  Refers the difference between the economic values of the merger of shares of GVTPart. and market value of shares, issued on the transaction closing date (note 4).

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

(4)  Regarding the effects of the acquisition of shares of non-controlling shareholders that, with the adoption of IFRS 10 / CPCs 35 and 36, would be recorded in equity when there is no change in the shareholding control.

(5)  In December 2016, the Company transferred 395 preferred shares in treasury to outstanding shares, equivalent to the amount of R$15, related to compliance with judicial process decisions in which the Company is involved, regarding rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996 (note 19).

d) Income reserves

The amounts of the income reserves are distributed as follows:

	Legal reserve (1)	Expansion and Modernization Reserve (2)	Tax incentives (3)	Total
At 12.31.14	1,532,630	-	1,849	1,534,479
Recording of reserves	171,013	700,000	5,079	876,092
At 12.31.15	1,703,643	700,000	6,928	2,410,571
Reversal of reserves	-	(700,000)	-	(700,000)
Recording of reserves	204,262	550,000	10,141	764,403
At 12.31.16	1,907,905	550,000	17,069	2,474,974

(1)  This reserve is set up by allocation of 5% of the net income for the year, up to the limit of 20% of the paid-up capital. Legal reserve will only be used to increase capital and offset accumulated losses.

(2)  In accordance with Article 196 of Law No. 6404/76 and, based on capital budget to be submitted for consideration and approval at the General Shareholders’ Meeting.

(3)  The Company has State VAT (ICMS) tax benefits in the states of Minas Gerais and Espírito Santo, relating to tax credits approved by the relevant bodies of said states, in connection with investments in the installation of SMP support equipment, fully operational, in accordance with the rules in force, ensuring that the localities listed in the call for bid be included in the SMP coverage area. The portion of profit subject to the incentive was excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

e) Dividend and interest on equity

e.1) Additional dividends for 2015

On April 28, 2016, the Company’s General Shareholders’ Meeting approved the allocation of proposed additional dividends for 2015, not yet distributed, amounting to R$1,287,223, equivalent to R$0.71487468232 and R$0.78636215055 for common and preferred shares, respectively, to common and preferred shareholders in the Company’s records at the end of the day of that meeting. The amount was paid in December 2016.

e.2) Remuneration to shareholders

The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law. The table below shows the calculation of dividends and interest on equity for 2016 and 2015:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

	12/31/16	12/31/15
Net income for the year	4,085,242	3,420,249
Allocation to legal reserve	(204,262)	(171,013)
Total	3,880,980	3,249,236
(-) Tax incentives - not distributable	(10,141)	(5,079)
Adjusted net income	3,870,839	3,244,157

Dividend and IOE distributed for the year:	2,172,145	2,015,925
Interest on equity (gross)	2,172,145	1,745,925
Interim dividends	-	270,000
Balance of unallocated net income	1,698,694	1,228,232
(+) Reversal of special reserve for modernization and expansion	700,000	-
(+) Expired equity instruments	221,559	494,001
(+-) Actuarial (gains)/losses recognized and effect of limitation of surplus plan assets, net of taxes and other changes	(156,266)	264,990
Income available to be distributed	2,463,987	1,987,223

Proposal for Distributions:
Special reserve for modernization and expansion	550,000	700,000
Additional proposed dividends	1,913,987	1,287,223
Total	2,463,987	1,987,223

Mandatory minimum dividend - 25% of adjusted net income	967,710	811,039

The manner proposed by management for payment of dividends was:

For 2016: The remaining unallocated balance of net income for the year ended December 31, 2016, amounting to R$1,698,694, plus equity instruments lapsed in 2016 amounting to R$221,559 and reversal special reserve for expansion and modernization of 2016 amounting to R$700,000 and less  other comprehensive income amounting to R$156,266, totaling R$2,463,987. The amount of R$550,000 was classified as "Special Reserve for Expansion and Modernization" and R$1,913,987 was classified as additional proposed dividends in accordance with the management proposal for allocation of income for the year, submitted and approved at the General Shareholders’ Meeting.

For 2015: The remaining unallocated balance of net income for the year ended December 31, 2015, amounting to R$1,228,232, plus equity instruments lapsed in 2015 amounting to R$494,001 and other comprehensive income amounting to R$264,990, totaling R$1,987,223. The amount of R$700,000 was classified as "Special Reserve for Expansion and Modernization" and R$1,287,223 was classified as additional proposed dividends in accordance with the management proposal for allocation of income for the year, submitted and approved at the General Shareholders’ Meeting on April 28, 2016.

Total proposed for deliberation - per share	12/31/16	12/31/15
Common shares	1.062955	0.714874
Preferred shares (1)	1.169250	0.786362

(1) 10% higher than the amount allocated to each common share, under article 7 of the Company Articles of Incorporation.

In 2016 and 2015, the Company allocated interim dividends and interest on equity, which were allocated to mandatory minimum dividends, as follows:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

2016

	Dates			Gross Amount			Net Value			Amount per Share (1)
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

IOE	02/19/16	02/29/16	Until 12/31/17	63,239	136,761	200,000	53,753	116,247	170,000	0.094411	0.103853
IOE	03/18/16	03/31/16	Until 12/31/17	106,559	230,441	337,000	90,575	195,875	286,450	0.159083	0.174992
IOE	04/18/16	04/29/16	Until 12/31/17	69,563	150,437	220,000	59,129	127,871	187,000	0.103853	0.114238
IOE	06/17/16	06/30/16	Until 12/31/17	50,908	110,092	161,000	43,272	93,578	136,850	0.076001	0.083601
IOE	09/19/16	09/30/16	Until 12/31/17	205,528	444,472	650,000	174,699	377,801	552,500	0.306837	0.337521
IOE	12/19/16	11/30/16	Until 12/31/17	191,029	413,116	604,145	162,375	351,149	513,523	0.285191	0.313710
Total				686,826	1,485,319	2,172,145	583,802	1,262,521	1,846,323

2015

	Dates			Gross Amount			Net Value			Amount per Share (1)
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred
Dividends	05/12/15	05/25/15	08/23/16	85,608	184,392	270,000	-	-	-	0.170179	0.187196
IOE	05/12/15	05/25/15	08/23/16	163,289	351,711	515,000	138,796	298,954	437,750	0.275910	0.303501
IOE	07/20/15	07/31/15	08/23/16	69,880	151,120	221,000	59,398	128,452	187,850	0.104325	0.114757
IOE	08/20/15	08/31/15	08/23/16	74,939	162,061	237,000	63,698	137,752	201,450	0.111878	0.123065
IOE	09/18/15	09/30/15	12/13/16	46,481	100,519	147,000	39,509	85,441	124,950	0.069392	0.076332
IOE	10/19/15	10/30/15	12/13/16	27,902	60,098	88,000	23,717	51,083	74,800	0.041541	0.045695
IOE	11/19/15	11/30/15	12/13/16	74,510	160,490	235,000	63,334	136,417	199,750	0.110934	0.122027
IOE	12/17/15	12/30/15	12/13/16	96,047	206,878	302,925	81,640	175,846	257,486	0.142998	0.157298
Total				638,656	1,377,269	2,015,925	470,091	1,013,945	1,484,036

(1)  The amounts of IOE are calculated and stated net of Withholding Income Tax (IRRF). The immune shareholders received the full IOE amount, without withholding income tax at source.

e.3) Unclaimed dividends and interest on equity

Pursuant to article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders expire in 3 (three) years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE to equity upon expiry.

For the years ended December 31, 2016 and 2015, the Company reversed unclaimed dividends and interest on equity amounting to R$189,471 and R$137,273, respectively, which were included in calculations for decisions on Company dividends.

f) Other comprehensive income

Financial instruments available for sale: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date. The variation is mainly due to realization of derivatives related to the acquisition and payment of GVTPart. in May 2015 (Note 4).

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (jointly-controlled entity).

Changes in other comprehensive income are as follows:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Classification	Financial instruments available for sale	Derivative financial instruments	Currency translation effects - foreign investments	Total
Balances at 12/31/14		(7,702)	227,821	12,346	232,465
Exchange variation	P&L	-	-	21,679	21,679
Losses from future contracts	P&L	-	(5,600)	-	(5,600)
Gains from future contracts	P&L	-	155,531	-	155,531
Reclassification of gains cash flow hedge for goodwill	P&L	-	(377,373)	-	(377,373)
Losses on financial assets available for sale	P&L	(1,234)	-	-	(1,234)
Balances at 12/31/15		(8,936)	379	34,025	25,468
Exchange variation	P&L	-	-	(17,232)	(17,232)
Gains from future contracts	P&L	-	42	-	42
Reclassification of losses cash flow hedge for capex	P&L	-	3,128	-	3,128
Gains on financial assets available for sale	P&L	55	-	-	55
Balances at 12/31/16		(8,881)	3,549	16,793	11,461

g) Company Share Repurchase Program

In a meeting held on December 9, 2015, the Company’s Board of Directors, in accordance with article 17, item XV, of the Articles of Incorporation, approved the repurchase of common and preferred shares issued by the Company, under CVM Ruling No. 567, of September 17, 2015, for acquisition of common and preferred shares issued by the Company for subsequent cancellation, disposal or to be held in treasury, without decreasing capital.

At December 31, 2016 and 2015, the Company had not acquired any shares under its repurchasing program to be held in treasury, for subsequent sale and/or cancellation.

h) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares for the year.

The table below sets out the calculation of earnings per share for the years ended December 31, 2016 and 2015:

	Company
	12.31.16	12.31.15
Net income for the year attributable to shareholders:	4,085,242	3,420,249
Common shares	1,291,743	1,083,911
Preferred shares	2,793,499	2,336,338

Number of shares:	1,688,694	1,491,131
Weighted average number of outstanding common shares for the year	569,354	503,842
Weighted average number of outstanding preferred shares for the year	1,119,340	987,289

Basic and diluted earnings per share:
Common shares (in R$)	2.27	2.15
Preferred shares (in R$)	2.50	2.37

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

24)  NET OPERATING REVENUE

	Company		Consolidated
	12.31.16	12.31.15	12.31.16	12.31.15
Gross operating revenue (1)	59,633,012	51,279,650	65,006,728	60,997,496

Deductions from gross operating revenue	(21,007,617)	(17,275,881)	(22,498,269)	(20,710,681)
Taxes	(14,583,996)	(12,611,977)	(15,388,784)	(14,163,869)
Discounts granted and return of goods	(6,423,621)	(4,663,904)	(7,109,485)	(6,546,812)

Net operating revenue	38,625,395	34,003,769	42,508,459	40,286,815

(1)  These include telephone services, use of interconnection network, data and SVA services, cable TV and other services. For the years ended December 31, 2016 and 2015, the amounts relating to infrastructure-related swap contracts, for which the Company acts as an agent under CPC 30 / IAS 18, totaled R$392,277 and R$210,636, respectively (Note 25) .

No one customer contributed more than 10% of gross operating revenue for the years ended December 31, 2016 and 2015.

All amounts in net income are included in income and social contribution tax bases.

25) OPERATING COSTS AND EXPENSES

	Company
	12.31.16				12.31.15
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses
Personnel	(799,590)	(2,046,505)	(711,631)	(3,557,726)	(503,864)	(1,723,124)	(353,705)
Third-party services	(4,521,863)	(6,070,348)	(1,198,502)	(11,790,713)	(3,799,383)	(5,866,065)	(930,897)
Interconnection and network use	(1,889,632)	-	-	(1,889,632)	(2,522,227)	-	-
Advertising and publicity	-	(1,014,120)	-	(1,014,120)	-	(953,845)	-
Rental, insurance, condominium and connection means (1)	(2,220,181)	(131,312)	(219,747)	(2,571,240)	(1,822,030)	(131,576)	(184,078)
Taxes, charges and contributions	(1,805,685)	(4,699)	(86,483)	(1,896,867)	(1,526,430)	(3,851)	(62,573)
Estimated impairment losses on accounts receivable	-	(1,225,742)	-	(1,225,742)	-	(1,016,816)	-
Depreciation and amortization (2)	(5,429,820)	(1,312,818)	(423,539)	(7,166,177)	(4,381,418)	(925,142)	(351,086)
Cost of goods sold	(1,997,405)	-	-	(1,997,405)	(2,431,606)	-	-
Materials and other operating costs and expenses	(70,376)	(190,609)	(45,464)	(306,449)	(75,795)	(180,729)	(5,539)
Total	(18,734,552)	(11,996,153)	(2,685,366)	(33,416,071)	(17,062,753)	(10,801,148)	(1,887,878)

	Consolidated
	12.31.16				12.31.15
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses
Personnel	(976,233)	(2,136,399)	(747,156)	(3,859,788)	(813,612)	(1,939,493)	(468,557)
Third-party services	(5,705,098)	(6,151,012)	(1,254,187)	(13,110,297)	(5,300,820)	(6,183,609)	(1,044,272)
Interconnection and network use	(1,924,148)	-	-	(1,924,148)	(2,595,894)	-	-
Advertising and publicity	-	(1,065,882)	-	(1,065,882)	-	(1,102,458)	-
Rental, insurance, condominium and connection means (1)	(2,326,219)	(141,135)	(220,655)	(2,688,009)	(2,051,055)	(156,663)	(186,691)
Taxes, charges and contributions	(1,861,237)	(5,933)	(92,394)	(1,959,564)	(1,616,920)	(5,264)	(65,599)
Estimated impairment losses on accounts receivable	-	(1,348,221)	-	(1,348,221)	-	(1,230,675)	-
Depreciation and amortization (2)	(5,821,620)	(1,408,866)	(423,920)	(7,654,406)	(5,269,588)	(1,181,216)	(364,147)
Cost of goods sold	(2,118,940)	-	-	(2,118,940)	(2,597,088)	-	-
Materials and other operating costs and expenses	(89,519)	(197,918)	(55,074)	(342,511)	(100,099)	(206,099)	(13,193)
Total	(20,823,014)	(12,455,366)	(2,793,386)	(36,071,766)	(20,345,076)	(12,005,477)	(2,142,459)

(1)  The amounts relating to infrastructure-related swap contracts, under the concept of agent under CPC 30/IAS 18, which were not recognized as costs and revenues for the years ended December 31, 2016 and 2015, totaled R$392,277 and R$210,636, respectively (Note 24).

(2) Includes R$46,647 and R$37,626, related to non-cumulative PIS and COFINS tax credits in 2016 and 2015, respectively.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

26)  OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	12.31.16	12.31.15	12.31.16	12.31.15
Recovered expenses and fines	482,596	479,354	504,877	538,239
Provisions for labor, tax and civil contingencies	(953,003)	(917,444)	(985,176)	(1,014,080)
Net gain (loss) on asset disposal/loss (1)	456,920	24,590	463,602	(4,512)
Other operating income (expenses) (2)	(58,442)	(57,392)	(51,977)	(73,852)
Total	(71,929)	(470,892)	(68,674)	(554,205)

Other operating income	939,516	503,944	968,479	538,239
Other operating expenses	(1,011,445)	(974,836)	(1,037,153)	(1,092,444)
Total	(71,929)	(470,892)	(68,674)	(554,205)

(1)  The amount shown for 2016 includes R$476,371 (net of residual values) from the Company's sale of 1,655 of transmission towers to Telxius Torres Brasil Ltda (former Towerco Latam Brasil Ltda (Note 29)). After the sale of these assets, a lease agreement for part of the towers sold was entered into, thus ensuring continued transmission of data for mobile services.

The transaction was recognized as sale and leaseback as provided under IAS 17. Management analyzed each asset leased back and classified them as operating or finance leases in accordance with IAS 17 qualitative and quantitative criteria.

Risks and benefits relating to these towers have been transferred to their purchasers, with the exception of several towers for which transfer of risks and benefits was not possible. For these items, the amount was recognized as deferred revenue (Note 20).

(2)  In the same transaction described in item (1), the Company transferred assignment of current lease agreements for sites and sold sharing agreements (customer portfolio) for R$40,899.

27) FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	12.31.16	12.31.15	12.31.16	12.31.15
Financial Income
Interest income	648,011	719,755	719,399	832,872
Interest receivable (customers, taxes and other)	78,189	74,044	104,837	87,023
Gain on derivative transactions	994,801	2,220,966	994,801	2,910,914
Foreign exchange variations on loans and financing	487,747	128,304	487,747	203,754
Other revenues from foreign exchange and monetary variation	372,186	528,047	374,169	569,698
Other financial income	73,640	92,761	100,406	124,404
Total	2,654,574	3,763,877	2,781,359	4,728,665

Financial Expenses
Loan, financing, debenture and finance lease charges	(1,020,605)	(786,963)	(1,061,098)	(921,019)
Foreign exchange variation on loans and financing	(214,952)	(415,977)	(214,952)	(1,365,133)
Loss on derivative transactions	(1,342,671)	(1,883,445)	(1,342,671)	(2,011,855)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(270,136)	(203,765)	(278,175)	(216,729)
Other expenses with foreign exchange and monetary variation	(828,799)	(655,268)	(830,466)	(704,438)
IOF, Pis, Cofins and other financial expenses	(259,155)	(293,776)	(288,538)	(357,669)
Total	(3,936,318)	(4,239,194)	(4,015,900)	(5,576,843)

28) INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with the trial balances for tax-reduction/tax-suspension purposes. Taxes calculated on profits until the month of the financial statements are recorded in liabilities or assets, as applicable.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the years ended December 31, 2016 and 2015.

	Company		Consolidated
	12.31.16	12.31.15	12.31.16	12.31.15
Income before taxes	4,701,427	4,054,307	5,134,722	4,393,456
Income and social contribution tax expenses, at the tax rate of 34%	(1,598,485)	(1,378,464)	(1,745,805)	(1,493,775)
Permanent and temporary differences
Equity pickup, net of effects from interest on equity received and surplus value of the assets purchased attributed to the Company (Note 11)	287,563	254,499	423	692
Unclaimed interest on equity	(11,432)	(6,552)	(11,432)	(6,552)
Non-deductible expenses, gifts, incentives	(82,089)	(128,170)	(88,916)	(139,752)
Tax benefit related to interest on equity allocated	738,529	593,615	738,529	593,615
Other (additions) exclusions	49,729	31,014	57,721	72,565
Tax debits	(616,185)	(634,058)	(1,049,480)	(973,207)

Effective rate	13.1%	15.6%	20.4%	22.2%
Current income and social contribution taxes (1)	99,208	(457,008)	(288,063)	(939,500)
Deferred income and social contribution taxes	(715,393)	(177,050)	(761,417)	(33,707)

(1) Current IRPJ and CSSL expenses in the Company were R$62,751 and R$488,170 at December 31, 2016 and 2015, respectively, and the Consolidated expenses were R$488,450 and R$970,671 at December 31, 2016 and 2015, respectively. These expenses were impacted by current income tax and social contribution adjustments of prior years. Any impacts on the reconciliation of effective rates were considered in the table above.

Breakdown of gains and losses of deferred income and social contribution taxes on temporary differences is shown in Note 8.b).

29) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)   Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties as follows:

a)   Fixed and mobile telephony services provided by Telefónica Group companies;

b)   Digital TV services provided by Media Networks Latino America;

c)   Lease and maintenance of safety equipment provided by Telefônica Inteligência e Segurança Brasil;

d)   Corporate services passed through at the cost effectively incurred for these services;

e)   Systems development and maintenance services provided by Telefónica Global Technology;

f)    International transmission infrastructure for several data circuits and roaming services provided by Telxius Cable Brasil (former Telefónica International Wholesale Brasil), Telefónica International Wholesale Services Espanha, Telefónica USA; and Media Net Br;

g)   Administrative and management services (financial, property, accounting and human resources services) provided by Telefônica Serviços Empresariais do Brasil;

h)   Logistics operator, messenger and motorcycle courier services provided by Telefônica Transportes e Logística. The amounts for the year of 2015 refer to the period from January to October 2015, the month in which this company was acquired by TData;

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

i)    Content-related services provided by Terra Networks Brasil;

j)    Data communication services and integrated solutions provided by Telefónica International Wholesale Services Espanha and Telefónica USA;

k)   Long distance call and international roaming services provided by companies of Telefónica Group;

l)    Sundry expenses and costs to be reimbursed by companies of Telefónica Group;

m)  Brand Fee for assignment of rights to use the brand paid to Telefónica;

n)   Stock option plan for employees of the Company and its subsidiaries related to acquisition of Telefónica shares;

o)   Cost Sharing Agreement (CSA) for digital-business related expenses reimbursed to Telefónica Latino América Holding S.L. (former Telefónica Internacional) and Telefónica Digital;

p)   Leases/rentals of Telefónica Group companies’ buildings;

q)   Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation between group companies operated by Telfisa;

r)    Integrated e-learning, online education and training solutions provided by T.learning Services Brasil;

s)   Factoring transactions, credit facilities for services provided by the Group's suppliers;

t)    Social investment in Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development;

u)   Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires provided by Companhia AIX;

v)   Adquira Sourcing platform - online solution provided by Telefónica Compras Electrónicas to transact purchase and sale of all types of goods and services;

w)  Digital media; marketing and sales, in-store and outdoor digital marketing services provided by Telefônica On The Spot Soluções Digitais Brasil; and

x)   Sale/transfer of the Company's towers and customer portfolio to Telxius Torres Brasil (former Towerco Latam Brasil).

As described in note 32, the Company and its subsidiaries sponsor pension plans and other post-employment benefits to its employees with Visão Prev e Sistel.

The following table summarizes the consolidated balances with related parties:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

		Balance Sheet - Assets
		At 12/31/16				At 12/31/15
		Current assets			Noncurrent assets	Current assets			Noncurrent assets
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets	Other assets	Cash and cash equivalents	Accounts receivable, net	Other assets	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l)	-	94	9,607	11	-	16	3,984	532
Telefónica LatinoAmerica Holding (former Telefónica Internacional)	d) / l)	-	-	206,619	-	-	-	124,775	-
Telefónica	l)	-	-	633	-	-	-	3,248	6
		-	94	216,859	11	-	16	132,007	538
Other Group companies
Telefónica USA	j)	-	3,550	-	-	-	4,909	-	-
Telefónica Peru	k)	-	471	-	-	-	912	-	-
Telefônica Inteligência e Segurança Brasil (former Telefônica Engenharia de Segurança do Brasil)	a) / d) / l)	-	868	595	350	-	301	569	350
Telxius Cable Brasil (formar Telefónica International Wholesale Services Brasil)	a) / d) / k / l) / p)	-	11,513	2,602	76	-	10,416	172	76
Telefónica International Wholesale Services Espanha	j) / k)	-	82,613	-	-	-	117,356	-	-
Telefónica Moviles Del Espanha	k)	-	9,220	-	-	-	15,555	-	-
Telefônica Serviços Empresariais do Brasil	a) / d) / l) / p)	-	2,518	343	2,067	-	4,357	1,681	3,236
Terra Networks Brasil	a) / d) / l)	-	5,499	7,550	46	-	4,651	7,440	46
Telefónica Global Technology	l)	-	1,614	11,244	-	-	1,934	9,353	-
Telefônica Learning Services Brasil	a)	-	64	-	-	-	58	-	-
Companhia AIX de Participações	a)	-	37	-	-	-	8	-	-
Telefônica Factoring do Brasil	a) / d)	-	4,927	6	16	-	4	4	13
Fundação Telefônica	a) / d) / l)	-	-	-	-	-	-	49	96
Colombia Telecomunicaciones ESP	k)	-	2,641	3,900	-	-	1,932	4,827	-
Telefónica Moviles Argentina	k)	-	6,288	-	-	-	2,057	-	-
Telefónica Moviles Del Chile	k)	-	10,207	337	-	-	8,708	417	-
Pegaso PCS	k)	-	6,163	-	-	-	5,175	-	-
Otocel	k)	-	485	-	-	-	123	-	-
Telefónica Moviles Del Uruguay	k)	-	761	-	-	-	916	-	-
Telefonica UK LTD.(O2 UK LTD)	k)	-	8,809	-	-	-	15,615	-	-
T.O2 Germany GMBH CO. OHG	k)	-	9,849	-	-	-	6,811	-	-
Telcel Telecom. Celulares C. A.	k)	-	6,180	-	-	-	2,530	-	-
Telfisa	q)	78,070	-	-	-	99,609	-	-	-
Telxius Torres Brasil (former Towerco Latam Brasil (1))	x)	-	13,842	3,709	-	-	-	-	-
Telefónica Moviles Panama	k)	-	1,260	-	-	-	1,137	-	-
Other	a) / d) / k) / l) / p) / w)	-	1,433	718	250	-	1,476	870	564
		78,070	190,812	31,004	2,805	99,609	206,941	25,382	4,381
Total		78,070	190,906	247,863	2,816	99,609	206,957	157,389	4,919

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

		Balance Sheet - Liabilities
		At 12/31/16			At 12//31/15
		Current liabilities		Noncurrent liabilities	Current liabilities		Non-current liabilities
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities	Other liabilities	Trade accounts payable and other payables	Other liabilities	Other liabilities
Parent Companies
SP Telecomunicações Participações	l)	-	533	-	-	-	57
Telefónica LatinoAmerica Holding (Former Telefónica Internacional)	l) / o)	109	-	-	63,280	-	-
Telefónica	l) / m) / n)	2,236	84,759	-	898	86,596	-
		2,345	85,292	-	64,178	86,596	57
Other Group companies
Telefónica USA	f)	14,283	-	168	17,786	122	202
Telefónica Peru	k)	976	-	-	2,894	-	-
Telefônica Inteligência e Segurança Brasil (former Telefônica Engenharia de Segurança do Brasil)	c)	26,516	19	8	5,234	-	8
Telxius Cable Brasil (former Telefónica International Wholesale Services Brasil)	d) / f) / l)	52,210	1,690	378	35,299	1,673	378
Telefónica International Wholesale Services Espanha	f) / k)	50,121	8	-	16,501	19,208	-
Telefónica Moviles Del Espanha	k)	4,671	-	-	14,437	-	-
Telefônica Serviços Empresariais do Brasil	g) / l)	112	803	239	1,904	2,115	1,745
Terra Networks Brasil	i)	3,360	440	769	5,647	78	769
Telefónica Global Technology	e)	15,169	-	-	14,071	-	-
Telefônica Digital España	o)	35,347	-	-	30,311	-	-
Media Networks Latina America SAC	b)	32,398	-	-	45,866	-	-
Telefônica Learning Services Brasil	r)	16,328	-	-	10,607	-	-
Companhia AIX de Participações	u)	1,835	-	-	1,601	-	-
Telefônica Factoring do Brasil	s)	-	6,154	-	-	8,400	-
Fundação Telefônica	t)	-	52	-	-	22	266
Colombia Telecomunicaciones S.A. ESP	k)	2,675	-	-	1,500	-	-
Telefónica Compras Electrónicas	v)	24,196	-	-	14,738	-	-
Telefónica Moviles Argentina	k)	13,997	-	-	8,027	-	-
Telefónica Moviles Del Chile	k)	10,673	-	-	9,758	-	-
Pegaso PCS	k)	2,452	-	-	354	-	-
Otocel	k)	3,033	-	-	3,056	-	-
Telefónica Moviles Del Uruguay	k)	2,059	-	-	1,342	-	-
Telefonica UK LTD.(O2 UK LTD)	k)	3,868	-	-	4,800	-	-
T.O2 Germany GMBH CO. OHG	k)	4,409	-	-	991	-	-
Telcel Telecom. Celulares C. A.	k)	4,721	-	-	416	-	-
Telxius Torres Brasil (former Towerco Latam Brasil (1))	x)	33,178	15,991	-	-	-	-
Telefónica Moviles Panama	k)	737	-	-	362	-	-
Outras	h) / k)	19,571	-	347	4,631	-	347
		378,895	25,157	1,909	252,133	31,618	3,715
Total		381,240	110,449	1,909	316,311	118,214	3,772

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

		Income statement
Companies	Type of transaction	12.31.16	12.31.15
Parent Companies
SP Telecomunicações Participações	d) / l)	67	(240)
Telefónica LatinoAmerica Holding (former Telefónica Internacional)	d) / l) / o)	91,874	120,575
Telefónica	l) / m) / n)	(329,435)	(372,167)
		(237,494)	(251,832)
Other Group companies
Telefónica USA	f) / j)	(12,321)	(12,917)
Telefónica Peru	k)	(1,677)	(3,190)
Telefônica Inteligência e Segurança Brasil (former Telefônica Engenharia de Segurança do Brasil)	a) / c) / d) / l)	(38,279)	(24,660)
Telxius Cable Brasil (former Telefónica International Wholesale Services Brasil)	a) / d) / f) / k / l) / p)	(228,727)	(237,529)
Telefónica International Wholesale Services Espanha	f) / j) / k)	1,219	66,101
Telefónica Moviles Del Espanha	k)	(3,006)	(885)
Telefônica Serviços Empresariais do Brasil	a) / d) / g) / l) / p)	942	(6,468)
Telefônica Transportes e Logistica	a) / d) / h) / l) / p)	-	(53,657)
Terra Networks Brasil	a) / d) / i) / l)	(207)	(20,123)
Telefónica Global Technology, S.A.U.	e) / l)	(29,689)	(9,456)
Telefônica Digital España	l) / o)	(46,134)	(52,296)
Media Networks Latina America SAC	b)	(17,183)	(39,234)
T. learning Services Brasil	a) / r)	(46,231)	(44,685)
Companhia AIX de Participações	a) / u)	(21,249)	(19,184)
Telefônica Factoring do Brasil	a) / d) / s)	241	124
Fundação Telefônica	a) / d) / l) t)	(10,530)	(10,283)
Colombia Telecomunicaciones S.A. ESP	k)	(3,554)	(188)
Telefónica Compras Electrónicas	v)	(42,889)	(13,692)
Telefónica Moviles Argentina	k)	(6,040)	(7,675)
Telefónica Moviles Del Chile	k)	(102)	(3,405)
Pegaso PCS	k)	(5,905)	(2,503)
Otocel	k)	(130)	(635)
Telefónica Moviles Del Uruguay	k)	(1,864)	(1,705)
Telefonica UK LTD.(O2 UK LTD)	k)	(989)	854
T.O2 Germany GMBH CO. OHG	k)	(4,482)	(1,412)
Telcel Telecom. Celulares C. A.	k)	(668)	1,920
Telxius Torres Brasil (former Towerco Latam Brasil (1))	x)	(70,500)	-
Telefónica Moviles Panama	k)	(1,026)	(480)
Outras	a) / d) / f) / h) / k) / l) / p) / w)	(18,292)	(4,133)
		(609,272)	(501,396)
Total		(846,766)	(753,228)

(1)  In March 2016, the Company entered into a purchase and sale agreements for infrastructure and assignment of leases, pooling and other covenants ("Agreement") with Telxius Torres Brasil Ltda (former Towerco Latam Brasil Ltda) (a Telefónica subsidiary). The subject matter of the agreement is the purchase and sale of 1,655 tower structures, assignment of current rental agreements for their sites and shared-use/ pooling agreements. The total amount involved was R$760,000, comprising R$719,101 relating to the tower infrastructures and R$40,899 relating to the customer portfolio.

The agreement's conditions were established taking into consideration (i) prior transactions of the same nature performed by the Company and other companies in the industry; (ii) a valuation report for the assets subject matter of the agreement, prepared by an independent appraiser; and (iii) internal business plan showing that the operation is profitable for the Company.

The following table summarizes the aforementioned transaction:

Impacts on the Balance Sheet
Description	Balance Sheet Group	R$ thousands
Amounts receivable from Telxius Torres Brasil Ltda (former Towerco Latam Brasil Ltda.)	Related-party receivables (1)	760,000
Amount of write-offs of residual values of towers	Property, plan and equipment (note 13)	(99,210)
Value of towers classified as finance lease	Finance lease (Note 21)	2,674
Value of towers awaiting for contractual conditions for transfer	Deferred revenues (Note 20)	140,846

(1) On April 8, 2015, Telxius Torres Brasil Ltda (former Towerco Latam Brazil Ltda) settled the amount of R$760,000 in favor of the Company relating to this transaction, , which is classified in the statement of cash flows as cash received from sale of PP&E items.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Impacts on the Statement of Income
Description	DRE Group	R$ thousands
Value of disposal of towers (except retention and financial lease)	Other operating revenues (expenses), net (Note 26)	575,580
Value of write-off of residual amount	Other operating revenues (expenses), net (Note 26)	(99,210)
Value of customer portfolio	Other operating revenues (expenses), net (Note 26)	40,899
Amount of PIS and Cofins charged on customer portfolio	Other operating revenues (expenses), net (Note 26)	(3,783)
Effect on operating income		513,486
Amount of IR and CS levied on towers and customer portfolio	Income and social contribution taxes (Note 28)	(174,585)
Net effect on transaction income	Net effect on transaction income	338,901

b)   Management compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2016 and 2015 totaled R$109,314 and R$82,582, respectively. Of this amount, R$39,822 (R$40,328 at December 31, 2015) corresponds to salaries, benefits and social charges and R$69,492 (R$42,254 at December 31, 2015) to variable compensation.

These amounts were recorded as expenses with personnel under the General and administrative expenses group of accounts (Note 25).

For the years ended December 31, 2016 and 2015, the Company’s Directors and Officers did not receive any pension, retirement pension or other similar benefits.

30)  INSURANCE COVERAGE

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica corporate program guidelines.

At December 31, 2016, maximum limits of claims (established pursuant to the agreements of each company consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$1,047,826 for operational risks (with loss of profit) and R$75,000 for general civil liability.

31)  SHARE-BASED PAYMENT PLANS

Telefónica, as the Company's parent company, has different share-based payment plans based on the share quotes, which were also offered to management and employees of its subsidiaries, including Telefônica Brasil and the latter's subsidiaries.

The fair value of these options is estimated on the grant date, based on a binomial pricing model reflecting terms and conditions of instruments granted.

The Company and its subsidiaries reimburse Telefónica for the amount of the fair value of the benefits granted to management and employees on the grant date.

The main plans in effect at December 31, 2016 and 2015 are detailed below:

a)     Performance & Investment Plan (“PIP”)

Telefónica's General Shareholders’ Meeting held on May 18, 2011 approved a long-term program for using Telefónica stock options to reward senior management's global commitment, outstanding performance and high potential by awarding Telefónica S.A. shares.

Participants are not required to pay for their initial stock options and may increase the number of shares to be received at the end of the plan if they decide to make a joint investment in their PIP, which requires a participant to buy the equivalent of 25% of the initial shares awarded by Telefónica and hold them until the end of the cycle, when Telefónica will add another 25% in addition to the initial amount of shares in their co-investment.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Initially, the plan is expected to remain effective for 3 years. The cycles are independent of each other. The number of shares is reported at the beginning of each cycle and will be transferred to participants 3 years after the grant date assuming these professionals have met their targets.

The granting of shares is conditional on: (i) maintenance of an active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan.

The level of success is based on a comparison of the growth in shareholder earnings, considering stock quotations and dividends (Total Shareholder Return - TSR) with the growth in TSR for companies of the Group in an established basis of comparison.

In 2014, the Company approved the extension of this program for another 3 cycles of 3 years each, beginning October 1, 2014 and extending to September 30, 2017. The number of shares is stated at the beginning of the cycle and three years after grant date, and shares are transferred to participants as long as TSR targets are met.

The 2012-2015 cycle was completed in June 2015, achieving the TSR targets. Sixty eight (68) of the Company's executives obtained the right to receive 258,552 Telefónica shares.

The 2013-2016 cycle takes place in June 2016 and the TSR was not achieved, therefore Telefónica shares were not awarded to the Company’s executives.

The following cycles have been scheduled:

•       4th cycle (October 1, 2014 to September 30, 2017): 66 active Company executives (including 3 executives appointed under the Company’s Articles of Incorporation) hold the right to potentially receive 365,215 Telefónica shares (includes initial amounts and co-investment).

•       5th Cycle (October 1, 2015 the September 30, 2018): 106 active Company executives (including 3 executives appointed under the Articles of Incorporation) of the Company, hold the right to potentially receive 581,899 Telefónica shares (includes initial amounts and co-investment).

At December 31, 2016, the value of Telefónica’ share price was Eur 8.82.

b)    Talent for the Future Share Plan (“TFSP”)

Telefónica's 2014 General Shareholders’ Meeting approved a long-term program to reward the global commitment, outstanding performance and high potential of its executives by awarding Telefónica shares.

Participants are not required to pay for their initial options. Initially, the plan is expected to remain effective for 3 years. The cycle began on October 1, 2014 and will be effective until September 30, 2017. The number of shares is reported at the beginning of the cycle and shares will be transferred to participants 3 years after grant date if their targets have been met.

The granting of shares is conditional upon: (i) maintenance of an active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan. The level of success is based on a comparison of growth in Telefónica shareholder earnings, including their quotations and dividends (Total Shareholder Return - TSR) compared with the growth in TSR for Companies of the Group in an established basis of comparison.

The following cycles have been scheduled:

•       1st cycle (October 1, 2014 to September 30, 2017): with the right to potentially receive 58,000 Telefónica shares (includes initial amounts).

•       2nd cycle (October 1, 2015 to September 30, 2018): with the right to potentially receive 90,000 Telefónica shares (includes initial amounts).

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

At December 31, 2016, the value of Telefónica’ share price was Eur 8.82.

c)     Global Employee Share Plan (“GESP”)

At the Telefónica General Shareholders’ Meeting held on May 30, 2014, a share purchase plan under tax incentive was approved, intended for employees of Telefónica Group at the international level, including the employees of the Company and its subsidiaries. This plan offers the possibility of acquiring Telefónica shares with the commitment of the later to deliver free of charge to participants a given number of its shares, whenever certain requirements are met.

Initially, the plan was expected to remain effective for 2 years. Employees enrolled in the plan were able to acquire Telefónica shares by making monthly contributions of 25 to 150 euros (or the equivalent in local currency) totaling at most 1,800 euros over 12 months (acquisition period).

Shares will be transferred on the plan's vesting date, at July 31, 2017 and is subject to the following conditions: (i) the permanence in the Company during the 2-year program period (vesting period), subject to certain special conditions related to terminations; and (ii) the exact number of shares to be granted at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, employees enrolled with the plan, who remained in the Telefónica Group and who have held the shares acquired for an additional period of over 12 months after the end of the purchase period, will be entitled to receive one free share for each share they have acquired and held until the end of the vesting period.

d)    Changes

Changes (quantities) of share-based compensation plans described above, for the years ended December 31, 2016 and 2015, are as follows:

	Consolidated
	Number / Plans
	TFSP	PIP	Total
Outstanding shares at 12.31.14	73,500	1,994,430	2,067,930
Shares granted in the year	81,000	771,058	852,058
Shares expired in the year	(7,000)	(1,092,323)	(1,099,323)
Shares exercised in the year	-	(258,552)	(258,552)
Outstanding shares at 12.31.15	147,500	1,414,613	1,562,113
Shares granted in the year	23,500	-	23,500
Shares expired in the year	(23,000)	(467,499)	(490,499)
Shares exercised in the year	-	-	-
Outstanding shares at 12.31.16	148,000	947,114	1,095,114

The expenses of the Company and its subsidiaries with the share-based compensation plans described above, where applicable, are recorded as personnel expenses, divided into the groups Cost of Services, Selling expenses and General and Administrative Expenses (Note 25), corresponding to R$21,952 and R$15,406 for the years ended December 31, 2016 and 2015.

32)  PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
PREV	Hybrid	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, TData and TGLog

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

The actuarial valuation of the plans was made in December 2016 and 2015, based on members registered at July 31, 2016 for the plans administered by VisãoPrev and Sistel (except for registered health care plan members - Law No. 9656/98, at August 31, 2016), both projected for December 31, 2016 and based on members registered at July 31, 2015 for the plans administered by VisãoPrev and Sistel (except for registered health care plan members - Law No. 9656/98, at April 30, 2015), both projected for December 31, 2015.

The Company has participation in the decisions that directly affect the governance of the plans, with members nominated for both the Deliberative Council and the Fiscal Council of the administrators Sistel and VisãoPrev.

Sistel, as of December 31, 2016, had 12 members, 2 members appointed by the Company as part of its Deliberative Council. On the same date, Sistel had as part of its Fiscal Council, composed of 6 members, one member appointed by the Company.

VisãoPrev, as of December 31, 2016, had as part of its Deliberative Council, composed of 8 members, 5 members appointed by the Company. On that same date, VisãoPrev had as its Fiscal Council, composed of 8 members, 5 members appointed by the Company.

The actuarial gains and losses generated in each year are immediately recognized in equity (in other comprehensive income).

The defined benefit obligation is made up of different components, according to the pension characteristic of each plan, and may include the actuarial liabilities of supplementary pension liabilities, health care benefits to retirees and dependents or compensation for death or disability of members. This liability is exposed to economic and demographic risks, such as: (i) increases in medical costs that could impact the cost of health care plans; (ii) salary growth; (iii) long-term inflation rate; (iv) nominal discount rate; and (v) life expectancy of members and pensioners.

The fair value of plan assets is primarily comprised of fixed income investments (NTN's, LFT, LTN's, repurchase agreements, CDBs, debentures, letters of guarantee and FIDC shares) and equity investments (highly liquid, well regarded, large company shares and investments in market indices). Due to the concentration of fixed income and floating rate investments plan assets are mainly exposed to the risks inherent in the financial market and economic environment such as: (i) market risk in the economic sectors where variable income investments are concentrated; (ii) risk events that impact the economic environment and market indices where variable income investments are concentrated; and (iii) the long-term inflation rate that may erode the profitability of fixed-income investments at fixed rates.

The companies that administer post-employment benefits plans sponsored by the Company (VisãoPrev and Sistel) seek to meet the flows of assets and liabilities through the acquisition of fixed income securities and other long-term assets.

With the exception of the CTB deficit plans and the healthcare plan under Law No. 9656/98 all other plan benefits have a surplus position. The economic benefit recorded in the Company's assets or that of its subsidiaries does not reflect the total surplus determined in these plans. The economic benefit stated under assets considers only the portion of the surplus that is actually recoverable. The means of plan surplus recovery is solely through reductions in future contributions and given that not all plans currently receive enough contributions for full recovery of surpluses, the economic benefit recorded under assets is limited to the total possible recovery amount in accordance with projected future contributions.

The position of plan assets is at December 31, 2016 and 2015, respectively, and plan assets were apportioned based on the company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.

The following is a summary of the pension plans and other post-employment benefits:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

a)   Post-retirement Health Plans

a.1) Healthcare Plan to Retirees and Special Coverage Program (PAMA and PAMA-PCE)

The Company, together with other companies of the former Telebrás System, at shared cost, sponsor health care plans (PAMA and PAMA-PCE) for retirees. These plans are managed by Fundação Sistel and are closed plans, not admitting new members.

Contributions to the plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is at the fixed percentage of 1.5% of payroll of employees covered by the Telefônica BD plan.

Sistel’s ordinary Deliberative Board’s Meeting of September 30, 2015, approved the setting up of a compensation and solvency fund, formed by the resources of the special reserve of the PBS-A plan, to cover exclusively PAMA’s financial insufficiency, for the sole purpose of abiding by a final unappeasable court decision. This court ruling obliges sponsors (including the Company) to maintain the PAMA plan with the original coverage conditions and renegotiate the existing deficit.

In function of the extinction of the deficit related to the PAMA in December 2015, the Company wrote-off the actuarial liability related to PAMA in the amount of R$430,335, matched against other comprehensive income (R$284,021 net of taxes).

a.2) Health care plan – Law No. 9656/98

The Company manages and individually sponsors a health care plan to retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98.

As provided for in articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees. Benefitted participants are classified as retirees and their dependents and dismissed employees and their dependents.

Retirees and dismissed employees, in order to keep their right to the benefits, must make contributions to the plan in accordance with the contribution tables by age bracket established by carriers and/or insurance companies.

b)   Post-Employment Pension Plans

They include the PBS Assisted Plans (“PBS-A"), CTB, Telefônica DB, Prev and Visão, described below:

Contributions to the CTB and Telefônica DB plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan.

b.1) PBS Assisted Plan (PBS-A)

The PBS-A plan is a defined benefit private pension plan managed by Sistel and sponsored by the Company jointly with the other telecommunications companies originating in the privatization of the Telebrás system. The plan is subject to funding by sponsors in case of any asset insufficiency to ensure pension supplementation of participants in the future.

The PBS-A plan comprises assisted participants of the Sistel Benefit Plan who were already retirees on January 31, 2000, from all the participating sponsors, with joint liability of all sponsors to the plan and Sistel.

Although the PBS-A plan has assets in excess of actuarial liabilities at December 31, 2016 and 2015, such surplus was not recognized due to lack of legal provision in relation to refund thereof, in addition, since it is not a contributive plan, it is not possible to make any deduction from future contributions.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Sistel’s ordinary Deliberative Board’s meeting of September 30, 2015, approved the discontinuation of the special reserve in connection with the review of the PBS-A plan, referring to 2009, 2010 and 2011, with the consequent formation of the Compensation and Solvency Fund.

The Compensation and Solvency Fund was destined by Sistel’s Executive Board to cover PAMA financial insufficiency, exclusively to abide by a final unappeasable court decision. This court ruling obliges sponsors (including the Company) to keep PAMA with the original coverage conditions and even up the existing deficit. Thereafter, Sistel must determine in the annual actuarial assessments of the PBS-A plan any existing exceeding amounts, in addition to the contingent reserve of 25%, to meet PAMA cash needs.

b.2) CTB Plan

The Company also individually manages and sponsors the CTB Plan, originally provided to former employees of Companhia Telefônica Brasileira (“CTB”) who were in the Company in 1977, with whom an individual retirement concession agreement was executed to encourage their resignation. This is an informal pension supplementation benefit paid to former employees directly by the Company. In the event that the former employee is deceased, the spouse will be entitled to 50% of the benefit amount upon death. These plans are closed, and no other members are admitted.

b.3) Telefônica DB Plan

The Company individually sponsors defined benefit retirement plan, the Telefônica DB Plan (former PBS Telesp plan).

In order to improve allocation of Telefôncia DB plan assets and analyze the coverage ratio of plan obligations in future years, a stochastic ALM study was prepared by Visão Prev and Willis Towers Watson. This ALM study aimed at projecting the ratio between coverage of liabilities (solvency ratio) and the risk of mismatching measured by the standard deviation of the solvency ratio. The study concluded that the PBS plans present sustainable projection of their coverage ratio with the current investments portfolio.

Visão Prev obtained approval from the National Superintendence of Supplementary Pension (“PREVIC”) for plan merger to simplify structures and unify regulations. On January 27, 2015, PREVIC approved merger of PBS Tele Sudeste Celular plan with the Telefônica BD plan. On December 28, 2015, PREVIC approved the process of incorporation of the PBS Telemig Celular plan by the Telefônica DB plan.

b.4) PREV Plans

The Company individually sponsors hybrid defined benefit and defined contribution retirement plans, the PREV plans, managed by Visão Prev. PREV plans include: (i) Vivoprev Plan; and (ii) Tcoprev Plan.

Contributions to PREV plans are: (i) basic contribution: percentage of participation salary, where the sponsor also contributes the amount equivalent to the basic contribution of the participant; (ii) supplementary or voluntary contribution: percentage over the participation salary, in which there is no counterpart contribution from the sponsor; and (iii) sporadic contribution: with amount value and periodicity defined by the participant, in which there is no counterpart contribution from the sponsor. In addition to these contributions, the sponsor may make occasional voluntary contributions, apportioned in proportion to the basic contribution of the participant.

In order to improve allocation of Tcoprev plan assets and analyze the coverage ratio of plan obligations in future years, a stochastic ALM study was prepared by Visão Prev and Willis Towers Watson. This ALM study aimed at projecting the ratio between coverage of liabilities (solvency ratio) and the risk of mismatching measured by the standard deviation of the solvency ratio. The study concluded that the Tcoprev plan present sustainable projection of its coverage ratio with the current investments portfolio.

On September 21, 2015, PREVIC approved merger of the Tcpprev and Celprev Telemig plans with Visão Telefônica plan.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

b.5) VISÃO Plans

The Visão Telefôncia, Visão Multi and Visão Tgestiona plans will hereinafter be shown jointly under the name VISÃO, due to their similarity.

The Company and its subsidiaries sponsor defined contribution pension plans with defined benefit components (hybrid plans), i.e. the VISÃO Plans, managed by Visão Prev. The VISÃO plans include: i) Visão Telefônica Plan; (ii) Multi Visão Plan and (iii) Visão Tgestiona Plan. The contribution is attributed to each subsidiary in the economic and demographic proportion of its respective obligation to the plan.

The contributions made by the Company related to defined contribution plans totaled R$37,879 at December 31, 2016 (R$20,092 at December 31, 2015).

The contributions to the VISÃO plans are the following:

Visão Telefônica Plan: (i) basic contribution: percentage of participation salary, where the sponsor contributes the amount equivalent to the basic contribution of the participant; (ii) additional contribution: percentage over the participation salary, where the sponsor contributes the amount equivalent to the basic contribution of the participant; (iii) sporadic contribution: percentage of the participant's choice of participation salary, in which there is no counterpart contribution from the sponsor; (iv) specific contribution: percentage on bonuses, participation in profits and results or any other payment made by the sponsor, in which there is no counterpart contribution from the sponsor; and (v) additional contribution: with amount and periodicity defined by the participant, in which there is no counterpart contribution from the sponsor. In addition to these contributions, the sponsor may make occasional voluntary contributions, apportioned in proportion to the basic contribution of the participant.

Multi Visão Plan: (i) basic contribution: percentage of the participation salary, where the sponsor also contributes the amount in proportion to the employee's time of admission with the amount equivalent to the basic contribution of the participant; (ii) additional contribution: additional contribution: percentage over the participation salary, where the sponsor also contributes the amount proportionally to the amount equivalent to the time of admission of the basic contribution of the participating employee; (iii) sporadic contribution: sporadic contribution: with value and periodicity defined by the percentage of the participant's choice, in which there is no counterpart contribution from the sponsor; and (iv) specific contribution: percentage on bonuses, profit sharing or any other payment made by the sponsor, in which there is no counterpart contribution from the sponsor. In addition to these contributions, the sponsor may make occasional voluntary contributions, apportioned in proportion to the basic contribution of the participant.

Visão Tgestiona Plan: The subsidiary TGLOG sponsors, together with other sponsors, the Visão Tgestiona Plan. This plan has the features of the VISÃO plans, it is a defined contribution pension plan with defined benefit components (hybrid plans), and is managed by Visão Prev.

The participant can contribute to the Visão Tgestiona plan as follows: (i) basic contribution: percentage of 2% of participation salary for participants with membership up to 11/30/2008 and 1% of participation salary for participants with 11/30/2008; (ii) additional contribution: optional contribution with a percentage of 0% to 7% over the portion of the participation salary that exceeds 9 (nine) Standard Reference Units of the plan for participants with membership up to 11/30/2008 and a percentage of 0 % to 5% on the portion of the participation salary that exceeds the 9 (nine) Standard Reference Units of the plan for participants with membership after 11/30/2008; (iii) specific contribution: full percentage applicable to bonuses, profit sharing and any other payment made by the sponsor; and (iv) additional contribution: with value and periodicity defined by the participant.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

The sponsor also contributes with 100% of the basic contribution and the additional contribution made by the participants with adhesion until 11/30/2008. For participants joining after 11/30/2008, the sponsor also contributes in return for the basic and additional contributions of the participants, in different proportions, according to the time of admission of the employee, being: up to 5 years of service, contribution of 30 % of the participant's contributions; 5 to 10 years of service, contribution of 60% of the participant's contributions; and over 10 years of service, contribution of 100% of the participant's contributions. For the specific and supplementary contributions there is no counterpart contribution from the sponsor. In addition to these contributions, the sponsor may make the voluntary contribution, of an sporadic nature, being apportioned in proportion to the basic contribution of the participant.

On September 21, 2015, PREVIC approved the merger of the Visão Telerj Celular, Visão Telest Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT by the Visão Telefônica Plan.

c) Consolidated Information on Pension Plans and Other Post-Employment Benefits

c.1) Reconciliation of assets and liabilities:

	Net liabilities (assets) at 12.31.16			Net liabilities (assets) at 12.31.15
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Present value of DB plan obligations	1,763,866	767,642	2,531,508	1,503,966	402,927	1,906,893
Fair value of plan assets	2,703,593	667,993	3,371,586	2,178,182	529,485	2,707,667
Net liabilities (assets)	(939,727)	99,649	(840,078)	(674,216)	(126,558)	(800,774)

Asset limitation	993,754	164,953	1,158,707	721,123	156,270	877,393

Noncurrent assets	(9,041)	-	(9,041)	(8,724)	-	(8,724)
Current liabilities	6,826	4,162	10,988	-	-	-
Noncurrent liabilities	56,242	260,440	316,682	55,631	29,712	85,343

c.2) Total expenses recognized in the income statement:

	12.31.16			12.31.15
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	2,811	2,761	5,572	2,682	5,720	8,402
Net interest on net actuarial assets/liabilities	5,278	2,986	8,264	4,525	36,763	41,288
Total	8,089	5,747	13,836	7,207	42,483	49,690

c.3) Amounts recognized in other comprehensive income (loss)

	12.31.16			12.31.15
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Actuarial (gains) losses	(174,496)	240,072	65,576	(87,306)	76,868	(10,438)
Asset limitation effect	182,088	(10,897)	171,191	(541,596)	150,541	(391,055)
Total	7,592	229,175	236,767	(628,902)	227,409	(401,493)

c.4) Changes in amount net of liability (asset) of defined benefit, net

	12.31.16			12.31.15
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Net interest on net defined benefit liability (asset) at the beginning of the year	46,907	29,712	76,619	44,822	396,654	441,476
Business combinations	-	-	-	(25)	-	(25)
Expenses	8,089	5,747	13,836	7,207	42,483	49,690
Sponsor contributions	(8,562)	(31)	(8,593)	(9,136)	(3,893)	(13,029)
Amounts recognized in OCI	7,593	229,174	236,767	(628,902)	227,409	(401,493)
Transfer of reserves between plans	-	-	-	632,941	(632,941)	-
Net interest on net defined benefit liability (asset) at the end of the year	54,027	264,602	318,629	46,907	29,712	76,619
Actuarial assets per balance sheet	(9,041)	-	(9,041)	(8,724)	-	(8,724)
Actuarial liabilities per balance sheet	63,068	264,602	327,670	55,631	29,712	85,343

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

c.5) Changes in defined benefit liability

	12.31.16			12.31.15
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability at the beginning of the year	1,503,966	402,927	1,906,893	1,559,008	453,344	2,012,352
Liability assumed after acquisition of company	-	-	-	82	-	82
Current service costs	2,811	2,761	5,572	2,682	5,720	8,402
Interest on actuarial liabilities	179,496	48,420	227,916	167,819	53,879	221,698
Benefits paid	(156,056)	(24,229)	(180,285)	(149,994)	(23,550)	(173,544)
Member contributions paid	174	-	174	94	-	94
Actuarial losses (gains) adjusted by experience	78,373	298,403	376,776	82,913	(32,368)	50,545
Actuarial losses (gains) adjusted by demographic assumptions	-	(81,144)	(81,144)	-	-	0
Actuarial losses (gains) adjusted by financial assumptions	155,102	120,504	275,606	(158,638)	(54,098)	(212,736)
Defined benefit liability at the end of the year	1,763,866	767,642	2,531,508	1,503,966	402,927	1,906,893

c.6) Changes in the fair value of plan assets

	12.31.16			12.31.15
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Fair value of plan assets at the beginning of the year	2,178,182	529,485	2,707,667	2,647,155	56,690	2,703,845
Asset acquired on acquisition of company	-	-	-	2,083	-	2,083
Benefits paid	(149,521)	(24,229)	(173,750)	(142,965)	(19,688)	(162,653)
Participants contributions paid	174	-	174	94	-	94
Sponsor contributions paid	2,027	31	2,058	2,106	31	2,137
Interest income on plan assets	264,761	65,015	329,776	291,069	22,845	313,914
Return on plan assets excluding interest income	407,970	97,691	505,661	11,581	(163,334)	(151,753)
Transfers of reserves between plans	-	-	-	(632,941)	632,941	-
Fair value of plan assets at the end of the year	2,703,593	667,993	3,371,586	2,178,182	529,485	2,707,667

c.7) Changes in assets limitation

	12.31.16			12.31.15
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Asset Limitation at the beginning of the year	721,123	156,270	877,393	1,132,969	-	1,132,969
Interest on the asset limitation	90,543	19,580	110,123	127,779	5,729	133,508
Changes in the assets limitation, except interest	182,088	(10,897)	171,191	(541,596)	150,541	(391,055)
Effect generated by company acquisition	-	-	-	1,971	-	1,971
Asset Limitation at the end of the year	993,754	164,953	1,158,707	721,123	156,270	877,393

c.8) Results projected for 2017

	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	2,977	7,042	10,019
Net interest on net defined benefit liability/asset	5,291	29,236	34,527
Total	8,268	36,278	44,546

c.9) Sponsoring company contributions projected for 2017

	Post-retirement pension plans	Post-retirement health plans	Total
Sponsor contributions	2,722	33	2,755
Benefits paid directly by the sponsor	6,826	4,162	10,988
Total	9,548	4,195	13,743

c.10) Average weighted duration of defined benefit liability

	Post-retirement pension plans	Post-retirement health plans
In 2016	8.9 years	12.7 years
In 2015	9 years	13.5 years

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

c.11) Actuarial assumptions

12.31.16
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Vivoprev and Visão: 10.9% PBS-A, CTB, Telefônica BD and Tcoprev: 10.8%	10.9%
Future salary growth rate	PBS-A: N/A CTB, Telefônica BD, Prev and Visão: 6.2%	N/A
Medical expense growth rate	N/A	7.6%
Nominal annual adjustment rate of pension benefits	4.5%	N/A
Medical service eligibility age	N/A	PAMA and PCE: 5% when reaching 52 years and 10 years of contribution; 3% each subsequent year; 100% eligibility on retirement Law No. 9656/98: 100% to 57 years
Estimated retirement age	PBS-A and CTB: N/A Telefônica BD: 57 years Prev and Visão: 60 years	PAMA and PCE: 60 years Law No. 9656/98: 57 yeras
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Prev and Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and PBS: RP-2000 Disabled Female, down-rated by 40% Prev and Visão: RP-2000 Disabled Male	PAMA and PCE: RP-2000 Disabled Male Law No. 9656/98: AT-2000 Basic segregated by gender, down-rated by 10%
Disability table	PBS-A, CTB and Telefônica BD: Mercer Disability Prev and Visão: Light-Fraca, down rated by 30%	Mercer Disability
Turnover	PBS-A, CTB and Telefônica BD: N/A Prev and Visão: Turnover experience in VISÃO plans (2008 to 2011)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2008 to 2011)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2016 as follows:

•       Long-term inflation rate  4,5%; and

•       Annual increase in the use of medical services according to age: 4.0%.

12.31.15
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Prev (except TCOPrev) and Visão: 12.7% PBS-A, CTB, PBS and Prev (TCOPrev): 12.6%	PAMA and PCE: 12.5% Law No. 9656/98: 13.6%
Long term inflation rate	5.0%	PAMA and PCE: 5.0% Law No. 9656/98: 6.0%
Future salary growth rate	PBS-A: N/A CTB, PBS, Prev and Visão: 6.7%	N/A
Medical expense growth rate	N/A	PAMA and PCE: 8.2% Law No. 9656/98: 9.2%
Annual increase in use of healthcare services according to age	4.0%	PAMA and PCE: 4.0% Law No. 9656/98: From 0 to 24 years: 0.50% From 25 to 54 years: 2.00% From 55 to 79 years: 4.50% Over 80 years: 3.00%
Nominal annual adjustment rate of pension benefits	5.0%	N/A
Medical service eligibility age	N/A	PAMA e CTB: 5% when reaching 52 years and 10 years of contribution; 3% each subsequent year; 100% eligibility on retirement Law No. 9656/98: 100% to 60 years
Estimated retirement age	PBS-A and CTB: N/A PBS: 57 years Prev and Visão: 60 years	60 years
Mortality table for nondisabled individuals	PBS-A, CTB and PBS: AT-2000 Basic segregated by gender, down-rated by 10% Prev and Visão: AT-2000 Basic segregated by gender, down-rated by 50%	PAMA and CTB: AT-2000 Basic segregated by gender, down-rated by 10% Law No. 9656/98: AT-2000 Basic segregated by gender, down-rated by 50%
Mortality table for disabled individuals	PBS-A, CTB and PBS: RP-2000 Disabled Female, down-rated by 40% Prev and Visão: RP-2000 Disabled Male	PAMA and PCE: RP-2000 Disabled Female, down-rated by 40% Law No. 9656/98: AT-2000 Basic segregated by gender, down-rated by 50%
Disability table	PBS-A, CTB and PBS: Mercer Disability Prev and Visão: Light-Fraca, down rated by 30%	PAMA and CTB: Mercer Disability Law No. 9656/98: Light-Fraca, down rated by 30%
Turnover	PBS-A, CTB and PBS: N/A Prev and Visão: Turnover experience in VISÃO plans (2008 to 2011)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2011 to 2014)

c.12) Changes in actuarial assumptions in relation to the prior year

In order to adjust some actuarial assumptions to the economic and demographic reality, a study was conducted for the plans administered by Visão Prev and Sistel, which adopted the definition of the assumptions in their Deliberative Councils.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

The main economic and financial assumptions that have changed in relation to the previous fiscal year and that interfere with the defined benefit liability are: (i) rates for discount to present value of the defined benefit liability; (ii) long-term inflation rate; (iii) rate of future wage growth; (iv) rate of growth of medical costs; and (v) annual nominal index of adjustment of social security benefits.

The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, based on current actuarial assumptions	1,763,866	767,642	2,531,508
Defined benefit liability, based on prior-year actuarial assumptions	1,608,764	728,282	2,337,046
Difference from change in actuarial assumptions	155,102	39,360	194,462

c.13) Sensitivity analysis for actuarial assumptions

The Company believes that the significants actuarial assumptions with reasonable likelihood of variation due to financial and economic scenarios, which could significantly change the amount of the defined benefit obligation, are the discount rate used to adjust the defined benefit liability to present value and the rate of growth of medical costs.

Sensitivity analysis of the defined benefit liability for scenarios involving a 0.5% increase and a 0.5% decrease in the discount rate used to discount the defined benefit liability to present value is as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, discounted to present value at current rate	1,763,866	767,642	2,531,508
Defined benefit liability, discounted to present value considering a rate increased by 0.5%	1,694,847	716,514	2,411,361
Defined benefit liability, discounted to present value considering a rate decreased by 0.5%	1,838,333	824,790	2,663,123

The following is a sensitivity analysis on the defined benefit obligation for scenarios of 1% increase and 1% reduction in the rate of growth of medical costs:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, Projected by the current medical cost growth rate	1,763,866	767,642	2,531,508
Defined benefit liability, discounted to present value considering a rate increased by 1%	1,763,866	888,213	2,652,079
Defined benefit liability, discounted to present value considering a rate decreased by 1%	1,763,866	669,808	2,433,674

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

c.14) Allocation of plan assets

		12.31.16		12.31.15
	Post-retirement pension plans	Post-retirement health plans	Post-retirement pension plans	Post-retirement health plans
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	1,769,606	553,515	1,507,016	450,062
Treasury Financial Letter (LFT)	229,793	114,478	183,484	79,423
Repurchase operations	134,863	-	111,863	-
Bank Deposit Certificates (CDB)	36,744	-	37,333	-
Financial bills	30,588	-	4,638	-
Debentures	12,843	-	3,064	-
National Treasury Notes (LTN)	1,895	-	10	-
FIDC shares / Others	6,449	-	2,824	-
Variable income investments
Investments in energy sector	246,400	-	108,479	-
Investments in food and beverage industry	45,054	-	43,865	-
Investments in aerospace sector	28,947	-	26,955	-
Investments in mining sector	2,581	-	2,055	-
Investments in other sectors (1)	9,207	-	5,409	-
Real estate investments	121,176	-	107,818	-
Loans to participants	23,562	-	26,955	-
Structured investments	224	-	4,492	-

Investments with market value not quoted in active market:
Loans to participants	1,850	-	1,898	-
Structured investments	1,811	-	24	-

Total	2,703,593	667,993	2,178,182	529,485

(1) Investments in variable income in the following industries: oil, gas and biofuel; telephony; steel and metals; construction and engineering; sales and distribution; transportation; wood and paper; education; financial services and banks; real estate, among; others.

c.15) Maturity of future benefit payments

	Post-retirement pension plans	Post-retirement health plans	Total
2017	166,392	30,305	196,697
2018	171,025	33,374	204,399
2019	175,527	36,864	212,391
2020	179,835	40,846	220,681
2021	184,956	45,384	230,340
2022 onwards	5,976,707	15,999,152	21,975,859
Total	6,854,442	16,185,925	23,040,367

33)  FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracts at the Company are mainly intended to hedge against foreign exchange risk arising from assets and liabilities in foreign currency, against risk of inflation of its debentures and lease indexed to the IPCA and against the risk of changes in TJLP of a portion of debt with BNDES. There are no, derivative financial instruments for speculative purposes and possible currency risks are hedged.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Management understands that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

The Company calculates the effectiveness of the derivative contracts to hedge its financial liabilities and cash flows in foreign currency at the beginning of the operation and on an ongoing basis. At December 31, 2016 and 2015, the derivative instruments were effective for the hedged items.

As long as these derivatives contracts qualify for hedge accounting, the risk covered may also be adjusted to fair value, offsetting the result of derivatives, according to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency

At December 31, 2016 and 2015, the Company held no embedded derivatives contracts.

Derivatives contracts includes specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the early settlement thereof.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using BM&FBovespa yield curves discounting these flows to present value using market DI rates for swaps announced by BM&FBovespa.

The market values of foreign-exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with Brazils’ OTC Clearing House (“CETIP”) and classified as swaps, usually, that do not require margin deposits.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

	Company / Consolidated
					Accumulated effects from fair value
	Notional Value		Net position at fair value		Amount receivable (payable)
Description	12/31/16	12/31/15	12/31/16	12/31/15	12/31/16	12/31/15
Long position	2,739,524	3,154,484	2,836,207	3,674,083	212,993	498,864

Foreign Currency	1,522,598	1,652,802	1,599,378	2,141,243	158,762	457,351
US$ (1) (2)	742,137	781,473	730,490	934,492	73,833	216,475
EUR (2)	70,064	89,118	66,959	92,566	-	2,735
LIBOR US$ (1)	710,397	782,211	801,929	1,114,185	84,929	238,141

Floating rate	898,324	1,064,647	800,097	1,030,332	31,987	19,328
CDI (1) (2)	254,883	172,116	138,710	173,321	3,979	7
TJLP (4)	643,441	892,531	661,387	857,011	28,008	19,321

Inflation rates	318,602	437,035	436,732	502,508	22,244	22,185
IPCA (3) (5)	192,318	209,051	269,817	239,099	17,998	16,248
IGPM (6)	126,284	227,984	166,915	263,409	4,246	5,937

Short position	(2,573,351)	(3,154,485)	(2,758,376)	(3,409,326)	(184,616)	(234,107)

Floating rate	(2,391,882)	(2,853,704)	(2,492,368)	(2,935,269)	(184,545)	(228,982)
CDI (1) (2) (3) (4) (5) (6)	(2,391,882)	(2,853,704)	(2,492,368)	(2,935,269)	(184,545)	(228,982)

Foreign Currency	(181,469)	(300,781)	(266,008)	(474,057)	(71)	(5,125)
US$ (2)	(88,710)	(161,692)	(85,356)	(167,318)	(71)	(4,472)
EUR (1) (2)	-	(10,424)	-	(10,612)	-	(143)
LIBOR US$ (1)	(92,759)	(128,665)	(180,652)	(296,127)	-	(510)

		Long position			212,993	498,864
		Current			68,943	81,306
		Non Current			144,050	417,558

		Short position			(184,616)	(234,107)
		Current			(183,212)	(151,686)
		Non Current			(1,404)	(82,421)
		Amounts receivable, net			28,377	264,757

(1) Foreign currency swaps (US$ and LIBOR) x CDI (R$1,305,481) - swap transactions for varying debt repayment dates held to hedge currency risk affecting the Company's loans in US$ (carrying amount R$1,287,864).

(2) Foreign currency swaps (Euro) (R$17,512) and (US$ and CDI x US$) (R$39,119) - maturing through March 22, 2017 to hedge currency risk affecting net amounts payable (carrying amount R$19,563 in euros) and receivables (carrying amount R$56,359 in US$).

(3) IPCA x CDI rate swaps (R$36,096) - maturing through 2019 to hedge the same flow as the debentures (4th issue - 3rd series) indexed to the IPCA (carrying amount R$37,296).

(4) TJLP x CDI swaps (R$661,387) - maturing through 2019 to hedge the risk of TJLP variation on loan with BNDES (carrying amount R$701,611).

(5) IPCA x CDI swaps (R$228,081) – maturing in 2033 to hedge risk of change in finance lease rate pegged to IPCA (carrying amount R$235,049).

(6) IGPM x CDI swaps (R$166,915) – maturing 2016 through 2018 to hedge IGP-DI variation risk affecting regulatory commitments related to 4G license.

The table below shows the breakdown of swaps maturing after December 31, 2016:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

	Company/Consolidated
	Maturing in
Swap contract	2017	2018	2019	2020 onwards	Amount receivable (payable) at 12/31/16
Foreign currency x CDI	(125,215)	64,550	39,234	-	(21,431)
CDI x Foreign Currency	4,162	(200)	(75)	-	3,887
TJLP x CDI	4,671	13,304	8,428	-	26,403
IPCA x CDI	(1,261)	(545)	7,980	9,097	15,271
IGPM x CDI	3,374	873	-	-	4,247
Total	(114,269)	77,982	55,567	9,097	28,377

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI, IPCA x CDI, IGPM x CDI and TJLP x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

The ineffective portion at December 31, 2016 was R$2,091 (R$2,836 at December 31, 2015).

At December 31, 2016 and 2015, the transactions with derivatives generated consolidated negative (net) result of R$347,870 and positive of R$899,059, respectively (Note 27).

a.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 604/09 requires listed companies to comply with CPC 40 Financial Instruments: Disclosures (IFRS 7) by disclosing sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivatives financial instrument transactions.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario the assumption is to keep, on the maturity dates of each of the transaction, what the market had been showing through BM&FBovespa yield curves (currencies and interest rates), as well as data available at CETIP, IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for scenarios II and III, as per CVM ruling, risk variables were considered to deteriorate by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign-currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items, thus showing that effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios at December 31, 2016.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Sensitivity analysis - net exposure

Company / Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk US$)	925,743	1,159,205	1,394,058
Debt in US$	Debt (appreciation risk US$)	(925,743)	(1,159,205)	(1,394,058)
	Net Exposure	-	-	-

Hedge (long position)	Derivatives (depreciation risk EUR)	17,519	21,899	26,278
Payables in EUR	Debt (appreciation risk EUR)	(23,848)	(29,810)	(35,772)
Receivables in EUR	Debt (depreciation risk EUR)	6,315	7,894	9,473
	Net Exposure	(14)	(17)	(21)

Hedge (short position)	Derivatives (depreciation risk US$)	(52,472)	(65,589)	(78,707)
Payables in US$	Debt (appreciation risk US$)	(84,461)	(105,577)	(126,692)
Receivables in US$	Debt (depreciation risk US$)	136,961	171,201	205,441
	Net Exposure	28	35	42

Hedge (long position)	Derivatives (risk of decrease in IPCA)	379,787	478,594	579,029
Debt in IPCA	Debt (risk of increase in IPCA)	(377,733)	(475,991)	(575,869)
	Net Exposure	2,054	2,603	3,160

Hedge (long position)	Derivatives (risk of decrease in IGP-DI)	263,409	284,219	308,155
Debt in IGP-DI	Debt (risk of increase in IGP-DI)	(263,381)	(287,932)	(313,804)
	Net Exposure	28	(3,713)	(5,649)

Hedge (long position)	Derivatives (risk of decrease in UMBND)	379,787	478,594	579,029
Debt in UMBND	Debt (risk of increase in UMBND)	(377,733)	(475,991)	(575,869)
	Net Exposure	2,054	2,603	3,160

Hedge (long position)	Derivatives (risk of decrease in TJLP)	661,387	678,242	696,040
Debt in TJLP	Debt (risk of increase in TJLP)	(661,434)	(678,290)	(696,090)
	Net Exposure	(47)	(48)	(50)

Hedge (CDI position)
Hedge US$ and EUR (short and long position)	Derivatives (risk of decrease in CDI)	34,919	34,894	34,878
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(254,544)	(253,910)	(253,931)
Hedge IGPM (short position)	Derivatives (risk of increase in CDI)	(162,669)	(162,586)	(162,586)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(221,465)	(223,200)	(224,967)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(634,985)	(634,930)	(635,150)
Hedge US$ (short position)	Derivatives (risk of increase in CDI)	(1,101,477)	(1,098,514)	(1,096,213)
	Net Exposure	(2,340,221)	(2,338,246)	(2,337,969)

Total net exposure in each scenario		(2,336,118)	(2,336,783)	(2,337,327)

Net effect on changes in current fair value		-	(665)	(1,209)

The assumptions used by the Company for the sensitivity analysis at December 31, 2016 were as follows:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Sensitivity analysis assumptions

Risk Variable	Probable	25% depreciation	50% depreciation
US$	3.2591	4.0739	4.8887
EUR	3.4351	4.2939	5.1526
JPY	0.0279	0.0349	0.0419
IPCA	6.36%	7.95%	9.54%
IGPM	7.17%	8.97%	10.76%
IGP-DI	6.87%	8.59%	10.31%
UMBND	0.0636	0.0795	0.0954
URTJLP	2.0097	2.5121	3.0145
CDI	13.63%	17.04%	20.45%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedge for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position at December 31, 2016, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values. At December 31, 2016 and 2015, neither the Company not its subsidiaries detected any significant and enduring impairment of their financial instruments.

The fair value of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which significant lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During years ended December 31, 2016 and 2015, there were no transfers between fair value measurements of level 3 and level 1 and 2.

The following tables show the composition of financial assets and liabilities at December 31, 2016 and 2015.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Company
		Fair value hierarchy	Book value		Fair value
	Classification by category		12/31/16	12/31/15	12/31/16	12/31/15
Financial Assets
Current
Cash and cash equivalents (Note 5)	Amortized cost		4,675,627	4,206,595	4,675,627	4,206,595
Trade accounts receivable, net (Note 6)	Loans and receivables		8,282,685	7,000,379	8,282,685	7,000,379
Derivative financial instruments (Note 33)	Measured at fair value through profit or loss	Level 2	3,979	3,017	3,979	3,017
Derivative financial instruments (Note 33)	Hedges (economic)	Level 2	64,964	78,289	64,964	78,289

Noncurrent
Short-term investments pledged as collateral	Amortized cost		78,153	90,863	78,153	90,863
Trade accounts receivable, net (Note 5)	Loans and receivables		200,537	217,621	200,537	217,621
Derivative financial instruments (Note 33)	Hedges (economic)	Level 2	144,050	417,558	144,050	417,558
Total financial assets			13,449,995	12,014,322	13,449,995	12,014,322

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	Amortized cost		7,539,395	7,496,947	7,539,395	7,496,947
Loans and financing (Note 21)	Amortized cost		1,256,147	154,670	1,363,539	166,111
Loans and financing (Note 21)	Measured at fair value through profit or loss	Level 2	1,286,828	1,656,367	1,307,310	1,777,104
Debentures (Note 21)	Amortized cost		2,120,197	120,632	2,242,291	470,828
Debentures (Note 21)	Measured at fair value through profit or loss	Level 2	307	292	1,412	1,334
Derivative financial instruments (Note 33)	Measured at fair value through profit or loss	Level 2	4,111	5,184	4,111	5,184
Derivative financial instruments (Note 33)	Hedges (economic)	Level 2	179,101	146,502	179,101	146,502

Noncurrent
Trade accounts payable, net (Note 16)	Amortized cost		71,907	-	71,907	-
Loans and financing (Note 21)	Amortized cost		1,837,077	187,176	1,668,524	180,895
Loans and financing (Note 21)	Measured at fair value through profit or loss	Level 2	874,982	2,577,090	822,818	2,366,597
Contingent consideration (Note 21)	Measured at fair value through profit or loss	Level 2	414,733	377,721	414,733	377,721
Debentures (Note 21)	Amortized cost		1,396,813	3,299,010	1,260,814	2,942,969
Debentures (Note 21)	Measured at fair value through profit or loss	Level 2	36,990	124,780	34,124	98,862
Derivative financial instruments (Note 33)	Hedges (economic)	Level 2	1,404	82,421	1,404	82,421
Total financial liabilities			17,019,992	16,228,792	16,911,483	16,113,475

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

Consolidated
		Fair value hierarchy	Book value		Fair value
	Classification by category		12/31/16	12/31/15	12/31/16	12/31/15
Financial Assets
Current
Cash and cash equivalents (Note 5)	Amortized cost		5,105,110	5,336,845	5,105,110	5,336,845
Trade accounts receivable, net (Note 6)	Loans and receivables		8,701,688	8,285,319	8,701,688	8,285,319
Derivative financial instruments (Note 33)	Measured at fair value through profit or loss	Level 2	3,979	3,017	3,979	3,017
Derivative financial instruments (Note 33)	Hedges (economic)	Level 2	64,964	78,289	64,964	78,289

Noncurrent
Short-term investments pledged as collateral	Amortized cost		78,166	109,864	78,166	109,864
Trade accounts receivable, net (Note 6)	Loans and receivables		305,411	330,451	305,411	330,451
Derivative financial instruments (Note 33)	Hedges (economic)	Level 2	144,050	417,558	144,050	417,558
Total financial assets			14,403,368	14,561,343	14,403,368	14,561,343

Financial Liabilities
Current
Trade accounts payable (Note 16)	Amortized cost		7,611,246	8,373,235	7,611,246	8,373,235
Loans and financing (Note 21)	Amortized cost		1,256,147	565,700	1,363,539	651,426
Loans and financing (Note 21)	Measured at fair value through profit or loss	Level 2	1,286,828	1,656,367	1,307,310	1,777,104
Debentures (Note 21)	Amortized cost		2,120,197	120,632	2,242,291	470,828
Debentures (Note 21)	Measured at fair value through profit or loss	Level 2	307	292	1,412	1,334
Derivative financial instruments (Note 33)	Measured at fair value through profit or loss	Level 2	4,111	5,184	4,111	5,184
Derivative financial instruments (Note 33)	Hedges (economic)	Level 2	179,101	146,502	179,101	146,502

Noncurrent
Trade accounts payable (Note 16)	Amortized cost		71,907	67,742	71,907	67,742
Loans and financing (Note 21)	Amortized cost		1,837,077	1,499,698	1,668,524	1,192,040
Loans and financing (Note 21)	Measured at fair value through profit or loss	Level 2	874,982	2,577,090	822,818	2,366,597
Debentures (Note 21)	Amortized cost		1,396,813	3,299,010	1,260,814	2,942,969
Debentures (Note 21)	Measured at fair value through profit or loss	Level 2	36,990	124,780	34,124	98,862
Contingent consideration (Note 21)	Measured at fair value through profit or loss	Level 2	414,733	377,721	414,733	377,721
Derivative financial instruments (Note 33)	Hedges (economic)	Level 2	1,404	82,421	1,404	82,421
			17,091,843	18,896,374	16,983,334	18,553,965

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating before institutions and an optimal capital ratio in order to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, raise new loans, issue promissory notes and contract derivatives. For the year ended December 31, 2016, there were no changes in capital structure objectives, policies or processes.

In its net debt structure, the Company includes balances referring to loans, financing, debentures, finance lease, contingent consideration (Note 21) and transactions with derivatives (Note 33), less cash and cash equivalents (Note 5) and short-term investments to secure BNB financing.

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	12.31.16	12.31.15
Cash and cash equivalents	5,105,110	5,336,845
Loans, financing, debentures, financial lease and contingent consideration	(9,224,074)	(10,221,290)
Derivative financial instruments, net	28,377	264,757
Short-term investment pledged as collateral	10,773	38,805
Net debt	4,079,814	4,580,883
Equity	69,244,419	68,567,242
Net debt-to-equity ratio	5.89%	6.68%

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

There is risk arising from the possibility that the Company may incur losses due to fluctuating exchange rates, which add to costs arising from loans denominated in foreign currencies.

At December 31, 2016, 14.0% of financial debt was foreign-currency denominated (16.5% at December 31, 2015). The Company enters into derivative transactions (currency hedge) with financial institutions to hedge against exchange rate variation affecting its total indebtedness in foreign currency (R$1,287,864 and R$1,681,968 at 31 December 2016 and 2015, respectively). Its total debt on these dates was covered by asset positions in currency-exchange hedge transactions with CDI-rate swaps.

There is also foreign exchange risk for non-financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were engaged to minimize the risks associated with exchange-rate variation of non-financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these rights and obligations (US$17,293 thousand receivable and €5,695 thousand payable by December 31, 2016 and US$32,030 thousand and €19,079 thousand payable by December 31, 2015) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk arises because the Company may incur losses in the event of an unfavorable change in the domestic interest rate, which may adversely affect financial expenses resulting from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge, IPCA and TJLP) pegged to floating interest rates (CDI).

The debt with BNDES is indexed to the Long-Term Interest Rate (TJLP), which is set on a quarterly basis by the National Monetary Council. In March 2015, the National Monetary Council decided to increase the annual rate to 6.00% from April 1 to June 30, 2015. The TJLP rose 0.50 percentage points from the previous annual rate of 5.50%. In the course of 2015, the TJLP was raised to 6.5% for the period from July to September and to 7.0% for the period from October to December. In 2016, the TJLP was raised to 7.5%.

Inflation risk arises from the Minas Comunica debentures of the 1st issue, which are tied to the IPCA and thus may adversely affect financial expenses in the event of an unfavorable change in this index.

To reduce exposure to the variable interest rate (CDI), the Company and its subsidiaries invested their cash equivalents of R$4,906,741 at December 31, 2016 (R$5,103,103 at December 31, 2015), mostly in short-term CDI-based financial investments (Bank Deposit Certificates). The carrying amounts of these instruments approach their fair values, since they may be redeemed in short term.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

d.3) Liquidity Risk

Liquidity risk is the possibility of the Company or its subsidiaries not holding sufficient funds to meet their commitments due to different currencies and dates of realization of rights and settlement of obligations.

The Company structure the maturity dates of non-derivative financial contracts, as shown in Note 21, and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company cash flow and liquidity and those of its subsidiaries are managed on a daily basis by the departments in charge to ensure that operating cash flows and prior funding, when necessary, will be sufficient to meet their schedule of commitments in order to avoid liquidity risk.

Below, we summarize the maturity profile of our consolidated financial liabilities as set forth in loan agreements:

At 12.31.16	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 16)	7,611,246	-	-	71,907	7,683,153
Loans, financing and finance lease (Note 21)	2,542,975	1,129,939	1,326,269	255,851	5,255,034
Contingent consideration (Note 21)	-	-	-	414,733	414,733
Debentures (Note 21)	2,120,504	1,355,683	78,120	-	3,554,307
Derivative financial instruments (Note 33)	183,212	1,185	97	122	184,616
Total	12,457,937	2,486,807	1,404,486	742,613	17,091,843

At 12.31.15	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 16)	8,373,235	-	-	67,742	8,440,977
Loans, financing and finance lease (Note 21)	2,222,067	1,920,416	1,804,220	352,152	6,298,855
Contingent consideration (Note 21)	-	-	-	377,721	377,721
Debentures (Note 21)	120,924	1,999,645	1,410,270	13,875	3,544,714
Derivative financial instruments (Note 33)	151,686	64,692	4,157	13,572	234,107
Total	10,867,912	3,984,753	3,218,647	825,062	18,896,374

d.4) Credit Risk

The risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services, and limits bad-debt risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first tier financial institutions as per current credit policies of financial counterparties.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

d.5) Social and Environmental Risks

Our operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If we fail to meet present and future requirements, or to identify and manage new or existing contamination, we will incur in significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve our facilities or change our processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on our business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000,000 (fifty million reais).

From the social point of view, we are exposed to contingent liabilities due to the fact that our structure provides for the hiring of outsourced service providers. These potential liabilities may involve labor claims by service providers which are treated as direct employees and claim joint liability resulting from overtime and occupational accidents. If we obtain unfavorable decision with respect to a significant portion of these contingencies and if we have not recognized a provision for these risks, our financial position and results of operations may be adversely affected. In addition, if the labor authorities consider that outsourcing services involves core activities of the company, this could be considered employment relationship, which would significantly increase our costs and therefore subject the Company to administrative proceedings and, payment of fines to third parties.

d.6) Other Risks

The Company is required to comply with Brazilian anti-corruption laws and regulations, as well as laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law nº 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the aforementioned anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

In connection with the above-mentioned policies, the Company is currently conducting an internal investigation - which is part of a broader investigation being conducted by the controlling shareholder of the Company (Telefónica, S.A.) - regarding possible violations of the abovementioned laws and regulations.  The Company is in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues.  It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

34)  COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiaries lease equipment, facilities, and several stores, administrative buildings, and sites (containing radio-base stations and towers), through several non-cancellable operating agreements maturing on different dates, with monthly payments.

At December 31, 2016, the total amounts corresponding to the full period of the contracts were as follows:

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

	Company	Consolidated
Up to 1 year	2,102,257	2,102,820
From 1 to 5 years	7,524,995	7,527,672
Over five years	6,589,535	6,589,535
Total	16,216,787	16,220,027

35) PRO FORMA CONSOLIDATED INCOME STATEMENTS (UNAUDITED OR REVIEWED)

In compliance with CVM Ruling No. 565, of June 15, 2015 and the provisions of CVM Resolution 709 of May 2, 2013, the Company presents below its unaudited pro forma consolidated income statements for the fiscal year ended December 31, 2015, related to the acquisition of GVTPart..

	Telefônica Brasil consolidated for the year ended 12.31.15	GVTPart. consolidated for the four-month period ended 04.30.15	Pro Forma Adjustments	Eliminations	Telefônica Brasil Pro Forma
Net operating revenue	40,286,815	1,899,512	-	(52,644)	42,133,683
Cost of services provided and goods sold	(20,388,376)	(991,472)	(51,759)	52,644	(21,378,963)
Gross profit	19,898,439	908,040	(51,759)	-	20,754,720

Operating income (expenses)	(14,658,841)	(564,646)	(136,695)	-	(15,360,182)
Selling expenses	(11,962,177)	(407,697)	(131,170)	-	(12,501,044)
General and administrative expenses	(2,142,459)	(154,055)	-	-	(2,296,514)
Other operating revenues (expenses), net	(554,205)	(2,894)	(5,525)	-	(562,624)
Operating income	5,239,598	343,394	(188,454)	-	5,394,538

Financial income (expenses), net	(848,178)	(260,520)	-	-	(1,108,698)
Equity pick-up	2,036	-	-	-	2,036
Income before taxes	4,393,456	82,874	(188,454)	-	4,287,876

Income and social contribution taxes	(973,207)	(30,492)	47,100	-	(956,599)

Net income for the year	3,420,249	52,382	(141,354)	-	3,331,277

Basic and diluted earnings per common share (in R$)					2.10
Basic and diluted earnings per preferred share (in R$)					2.30

Notes to the Pro Forma Consolidated Income Statements

a) Basis of preparation of the Income statements

The historical financial information for the Company and GVTPart., as used in the preparation of these income statements, was obtained from the historical financial statements for the year ended December 31, 2015.

These pro forma financial reports should be read in conjunction with the historical financial statements of the companies involved.

The income statements reflect the effects of acquiring 100% of the share capital of GVTPart. and have been prepared and presented solely for information purposes assuming the acquisition of GVTPart. to have taken place on January 1, 2015.

The income statements should not be used as an indication of future consolidated quarterly statements or taken as the Company’s income statements.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

b) Pro forma adjustments

The income statements were prepared and presented based on each company's historical quarterly financial statements and pro forma adjustments were determined based on assumptions and estimates, which we believe are reasonable.

The adjustments shown in the income statements reflect: (i) depreciation of surplus value (capital loss) of property and equipment; (ii) amortization of surplus value (capital loss) of intangible assets; (iii) amortizations of trademark; (iv) amortizations of the customer base; (v) Income tax (25%) and social contribution tax (9%) and (vi) inter-company eliminations as shown below:

	Group in Income Statements	12-month period ended December 31, 2015
Depreciation of surplus value (capital loss) from PP&E acquired	(1)	(8,367)
Amortization of surplus value (capital loss) from intangible asset acquired	(1)	(2,148)
Amortization of Trademark	(2)	(13,111)
Amortization of Customer Portfolio	(2)	(114,905)
Other	(1) / (2)	(49,923)
Deferred taxes (income and social contribution taxes)	(3)	47,100
Eliminations	(4)	52,644

(1)  Amounts recognized as “Costs of sales and services”;

(2)  Amounts recognized as “Selling expenses”;

(3)  Income and social contribution taxes on adjustments;

(4)  Amounts recognized as “Net operating revenue” and “Cost of sales and services”, basically related to interconnection and network use.

36) ADDITIONAL INFORMATION ON CASH FLOWS

The main transactions of investments and financing that do not involve cash are as follows:

	Company		Consolidated
	12.31.16	12.31.15	12.31.16	12.31.15
Acquisition of assets through financial leases	(61,866)	(49,630)	(61,866)	(74,784)
Total	(61,866)	(49,630)	(61,866)	(74,784)

37) SUBSEQUENT EVENTS

a) Partial payment of 700 MHz licenses

On January 31, 2017, the Company paid R$858,991 to EAD, referring to the 2nd and 3rd installments of the auction of 700 MHz national frequency bands for the provision of SMP, performed by ANATEL on September 30, 2014 (note 22).

b) Issuance of Debentures

At a meeting held on January 26, 2017, the Company's Board of Directors resolved to hold the 5th issue of simple debentures, non-convertible into shares of the Company, in a single series, unsecured, in the total amount of R$2 billion, which were subject to public placement with restricted efforts, under a firm guarantee regime, under the terms of ICVM 476/09.

On February 8, 2017, the Company issued 200,000 debentures, with unit par value equivalent to R$10,000 (ten thousand reais). The debentures have a maturity of 5 years and the unit par value of each debenture is not subject to monetary restatement.

Interest corresponding to 108.25% of the accumulated variation of the CDI.

The net proceeds obtained by the Company with this issuance will be fully used for reprofiling the Company's financial liabilities, taking into account the Company's ordinary management business.

Telefônica Brasil S.A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(In thousands of reais, unless otherwise stated)

c) Interim interest on equity decided by the Company

At a meeting held on February 13, 2017, calling upon the General Shareholders’ Meeting, the Board of Directors approved the payment of interest on equity for the fiscal year 2017, under the terms of article 28 of the Company’s Articles of Incorporation, article 9 of Law No. 9249/95 and CVM Ruling No. 638/12, in the gross amount of R$180,000, equivalent to R$0.09996509791 per common share and R$0.10996160770 per preferred share, corresponding to a net amount of Withholding Income Tax (IRRF) of R$153,000, equivalent to R$0.08497033323 per common share and R$0.09346736655 per preferred share, calculated based on the net income stated in the balance sheet as of January 31, 2017.

Payment thereof will be made up to the end of fiscal year 2018, on a date to be set by the Board of Directors and timely communicated to the market, being paid individually to shareholders, according to the ownership structure contained in the Company's records, through the end of day February 24, 2017.

Telefônica Brasil S.A.

MANAGEMENT REPORT

Dear Shareholders,

In compliance with legal and statutory provisions, the management of Telefônica Brasil S.A. (Telefônica Brasil) hereby submits for your appreciation the Company’s management report and separate and consolidated financial statements, together with reports issued by the independent auditors, the board of directors, the fiscal council and the audit and control committees for the year ended December 31, 2016.

1.     Message from Management

Having headed Telefônica Brasil since November 16 after spending 12 years at Telefônica’s headquarters in Spain, I can assure you that I have taken over a company that is ready to be a major player in the digital transformation of society. Therefore, I felt confident on committing to continue the project started by my predecessor to consolidate Vivo as the telecommunications sector’s leading operator, focused on offering the best connections between people, companies - and increasingly objects, too - thus continuing to boost Brazil’s digital transformation.

I would like to emphasize my commitment to continue helping our customers enjoy all the digital world’s opportunities as part of their lives through the best connectivity, best services and best customer experiences, adding value for our shareholders and delivering consistently solid financial results.

In relation to 2016, despite a challenging economic scenario, I am pleased to note that the Company attained high levels of operational excellence and commercial performance. Our financial results and major accomplishments made us a standout in the sector:

Outperformance in the market1

Telefónica Brasil showed strategic vision in tackling issues related to the unstable macroeconomic context and the downward trend in the use of voice lines. The Company was the only operator to grow revenues and profitability in a year of contraction for the telecommunications sector. Revenues grew to R$42.5 billion. while recurring EBITDA consistently rose (7.3%) to R$13.7 billion. For 2016, our shareholders obtained a substantial 30% rate of return2 (calculating share price gains plus dividend payouts in this period).

The Company strengthened its position as mobile leader as its market share rose to 30.2% with 73.8 million accesses in December. We also continued to lead the high-value post-paid segment with a 42.1% market share and 38% of net additions. Our commercial strategy boosted mobile ARPU 13.1% against the previous year.

Our wireline network kept pace with fiber optic expansion to ensure excellent customer navigation experience with ultra-broadband speeds of up to 300Mbps.

1 Combined proforma cenario including GVT Participações as of January 1, 2015

2 Referring to VIVT4 preferred shares

High-value synergies and increased efficiency

Our acquisition of GVT in 2015 afforded the company a great opportunity to capture value through synergies and our execution in this respect accelerated in 2016. We concluded our integration plan for the two companies to show more value-creation potential than we had initially estimated from our due diligence reports. By December 2016, disciplined execution of the integration plan secured 71% of estimated best-scenario net present value of synergies.

The integration process raised revenues, lowered costs and optimized investments while adding R$1.4 billion to cash flow (direct and indirect) in 2016. In addition, it strengthened triple play offerings and paved the way to roll out quadruple play offers in the future. Since the beginning of the process, we have been working hard to seize every opportunity to strengthen our position in the mobile business, ultra-high speed broadband, pay TV and the corporate market, by leveraging and integrating Vivo and GVT assets and drawing on their best business models.

At the same time, we introduced cost-control programs and held our expenses well below inflation. The IPCA ended the year up by 6.3% whereas our recurring expenses were down by 1.9%3. To cut back expenses and reach higher levels of efficiency, we introduced rationalization initiatives for all of our BUs. Among other accomplishments, the company heightened energy efficiency, lowered inventories, renegotiated rents and optimized building maintenance and security expenses.

Digital transformation speed up

Telefónica Brasil is a key player in the digital transformation that is now reaching every sector of the economy and doing so faster than ever. In addition to investing in our networks to offer the best connectivity to our customers, we are working to develop 100% digital products and services for 100% digital customer journey.

We are making life easier for our customers through Meu Vivo, a user friendly app that gives users anytime-anyplace access to their mobile account details in order to check their internet usage or acquire data packages quickly, flexibly and conveniently, among other benefits. The app is increasingly becoming the main totally digital relationship channel and its total downloads were 144% higher in 2016.

Another important step for digital interaction with customers was the creation of Vivi, a virtual assistant available to customers on Vivo’s website and, since November, also accessible using Facebook’s Messenger tool. We were the first operator in Brazil to create a digital channel of this kind.

However, we are also backing the use of Big Data as an important lever to optimize decision making. By using this tool, we multiplied our processing capacity by a factor of 87 in 2016. Vivo has created a high performance center for this area (Vivo Data Labs). From the myriad apps in use, Big Data enables us to analyze customer behavior and find the best offerings for each profile, heighten the precision of the network’s investments based on customer locations, and identify and prevent the main causes of customer dissatisfaction.

At the same time, we adopted a more transversal management model by organizing project -centered squads combining people from different backgrounds in marketing, HR and IT in order to solve problems and roll out products faster. Digital transformation requires agility and Vivo is ensuring that it makes the grade.

3 Combined proforma scenario including GVT Participações as of January 1, 2015

Finally, an additional lever of great importance for our digital transformation is Telefónica’s Open Future program for driving innovation and supporting new entrepreneurs. This initiative makes us part of Brazil’s innovation ecosystem and also energizes Telefônica’s operation by posing an opportunity to boost operational efficiency, help envisage new revenue sources and identify innovative and complementary products and services. We have already signed partnerships with nine startups accelerated by Wayra, a gym affiliated with the program, and we are looking at proof of concept outcomes with another six.

Continuously improving customer experience

Most of the R$8.0 billion4 we invested in 2016 went into network infrastructure. We have strengthened our quality differential in the mobile market by expanding our 3G and 4G networks, particularly the latter. Our 3G coverage reached 3,652 municipalities - the sector’s largest - and 4G technology had reached 516 cities by December. In the landline segment, the FTTC network expanded to six cities in São Paulo state and two cities out of state. We ended the year with a total of 5.7 million homes passed (HPs) using FTTH (Fiber-to-the-Home) technology. Average browsing speed for our fiber-line customers reached 43 Mbps.

In addition to investing in connectivity, we scrutinized every point of contact between customers and the Company. In 2016, we stepped up deployment of our Quality Plan, which had been launched in mid-2015, involving initiatives such as product portfolio simplification, automation, expanded digital services and simplified internal processes as well as progress on fixed telephony system integration.

We have now concluded 105 Quality Plan initiatives and we will be following through with more in the course of 2017. Concluded initiatives have directly improved services for our customers and this has already been reflected by a double-digit reduction in the contact rate at our Relationship Center last year. A highlight in our product portfolio was the Vivo Família plan, an innovative initiative with a mobile Internet franchise that may be shared by the whole family.

Sustainable socially responsible growth

For the fifth consecutive year, we were one of the select few companies comprising the BM&FBovespa’s Corporate Sustainability Index for 2017, thus reflecting our pursuit of efficiency throughout the value chain and continuous improvement in the company’s governance.

The company continued to take measures to reduce electricity consumption and use an energy matrix that prioritizes renewable sources. Today, about 22% of energy consumed comes from this kind of source. In addition, since October, Vivo has been using the Eco Rating mobile phone seal based on criteria covering over 100 social and environmental aspects.

For its part, Fundação Telefônica Vivo has developed projects that adopt innovative methodologies in education training citizens ready for the challenges of the digital age. These initiatives benefited a combined total of 630,000 teachers and pupils. Another far-reaching social effort was the Pense Grande [Think Big] program, which encourages young people from low-income peripheral districts to become entrepreneurs. Some 3,500 young people were trained in 2016 and started projects to enhance conditions in their own communities.

Investment plan boosting confidence in the country

Based on our confidence in the Brazilian market’s potential, the company plans to invest some R$24 billion from 2017 through 2019. Telefónica Brasil is striving to offer top coverage, understand and anticipate customer needs and develop innovative products and offerings. We are using the 700 MHz spectrum to roll out 4G coverage faster and as of 2017 our ultra-broadband fiber networks will be reaching more cities at a faster rate.

4 Not counting R$185 million license payments in 3Q16

We are aiming to strengthen our brand even more as an identity that will be increasingly solid and admired and desired by consumers. In 2016, Brazil’s leading publications recognized the strength of the company and our brand. We were the first telecommunications operator to be ranked “best company” in the 43-year history of Exame business magazine’s “biggest and best” overall ranking.

Telefónica Brasil’s business performance unarguably depends primarily on our employees’ talent and commitment. In 2016, the company made significant investments not only to train and develop staff in order to maintain or inculcate high performance culture but also to introduce integration, recognition and celebration initiatives while getting the most out of digital communication tools. Not forgetting that the Big Data program added a team of data scientists to our 33,000 employees last year. We take pride in counting on everybody being fully committed to the company’s strategy.

Through its Vivo brand, we feel sure that Telefónica Brasil is poised to continue adding value for its shareholders. I would like to emphasize my commitment to maintain and further develop initiatives to ensure efficiency, revenue growth and optimized investments at the same time as we work to ensure sustainable and value-creating growth for all our stakeholders.

I would like to conclude by saying that it is a privilege to be back in the place where I started my career with Telefónica in 1999. I would like to thank customers, shareholders, suppliers, financial institutions and other entities for the support and confidence they have placed in our work. Special thanks are owed our employees whose dedication and commitment contributed to last year’s achievements.

Eduardo Navarro

President, Telefónica Brazil

2.     Telecommunications Sector Economic Scenario

2.1. Economic Scenario

The Brazilian economy had to tackle challenging international and domestic situations in 2016. On the international level, uncertainties over the direction of monetary policy in the United States drove financial market volatility. In addition, Donald Trump’s election as president of the United States heightened uncertainty as to America’s economic policy and therefore added to global risk aversion, with impacts on Brazilian asset prices. On the domestic scene, the year started with acute political instability that culminated in the impeachment of then-president Dilma Rousseff. The new government moved toward structural reforms focused on correcting fiscal imbalance, which allowed confidence to recover. However, the political situation remained relatively unstable as Operation Carwash progressed its investigations. In this context, the Brazilian economy saw its second consecutive year of recession, while monetary policy nevertheless remained tight for much of the year in order to keep inflation expectations within the target band while a supply-side shock hit food prices.

Public accounts continued to deteriorate in 2016. The 12-month public sector primary deficit rose from 1.9 percent of GDP in 2015 to 2.5 percent in 20165, largely reflecting the economic recession’s effect on public revenues and a gradual fiscal adjustment. As a result, gross debt increased from 65.5% of GDP in 2015 to 69.5% in 2016. The public sector’s nominal deficit shrank from -10.2% of GDP to -8.9% on the same basis of comparison due to gains on currency swaps.

5 Brazilian Central Bank estimate

Inflation retreated on both wholesale and retail indices, driven mainly by lower pressure from government controlled prices after realignment in 2015, tight monetary policy and the effects of the recession on market prices. The General Price Index – Internal Availability (IGP-DI) calculated by Fundação Getúlio Vargas rose 7.2% in 2016 after a 10.7% rise in 2015 and reflected lower market prices polled by the Wholesale Price Index (IPA-DI), which rose 7.7% in 2016 after rising 11.3% in 2015 and the Consumer Price Index (CPI), which rose 6.2% in 2016 to show a fall from 10.5% in 2015. The Extended Consumer Price Index (IPCA) calculated by the IBGE and used by the Brazilian Central Bank as a benchmark for its inflation targeting system, rose 6.3% in 2016, which was 4.4 percentage points less than in 2015 (10.7%), but still higher than the Brazilian Central Bank’s inflation mid-range target of 4.5%, although within its tolerance range (2.5 - 6.5%).

In this lower-inflation scenario, the Monetary Policy Committee (Copom) cut the basic rate from 14.25% in the end of 2015 to 13.75% in the end of 2016. Net of the inflation rate in the year the actual real interest increased by 7.0% against 3.2% in the previous year.

Driven by lower levels of uncertainty related to the political scenario combined with progress made on the reforms required to return to growth, Brazil’s currency appreciated against the US dollar, which fell to R$/US$3.26 in the end of 2016 (from R$3.90 in the end of 2015), which is equivalent to an appreciation of 16.5% of the Brazilian currency against the level recorded level in the end of the previous year. Despite this fall, the year’s average exchange rate of R$/US$3.48 was 4.3% higher than in the previous year.

In this scenario, Brazil posted a US$47.7 billion trade surplus in 2016 since imports fell faster than exports (-19.8% and -3.1%, respectively). This account helped reduce the current account deficit to 1.3% of Brazil’s GDP in 2016, from 3.3% in the end of 2015 and its international reserves ended the year at US$372.2 billion against U$368.7 billion in the end of the previous year.

Dynamism in economic activity reflected tight monetary policy continuing through most of the year, sluggish demand in some of our trading partners and unstable political and fiscal scenarios. Consumer and business confidence levels remained low, despite some recovery in the course of the year. Investments fell sharply and the labor market continued to adjust. Rising unemployment and less favorable lending conditions led to falling consumption. All sectors (agriculture, industry and services) contracted in 2016. As a result, GDP is expected to fall by nearly 3.5% in 2016 after shrinking 3.8% in 2015.

2.2. Competitive Scenario

The challenges posed by the economic scenario directly impacted growth in the telecommunications market, which was in acute contraction in 2016. Nevertheless, fixed broadband consolidated the vision of internet access as an essential item for the population. Many migrated to higher speeds (especially to ultra-broadband speeds of over 34Mbps) and numbers of accesses were up again, proportionally more so than the revival of consumption, leading to a positive number for the customer base in 2016.

In the mobile market, there was a significant migration from prepaid subscribers to post-paid and hybrid plans (the latter are known as ‘control plans’). From the consumer’s perspective, this trend is seen as a result of the need for access to mobile telecommunication, mainly data, consolidating their profile in people’s everyday lives. At the same time, telco operators sought to retain their customer base with offers to ensure recurrent revenues as part of a strategy of offering more for more. Another highlight was the growth of the M2M (Machine to Machine) market, which accelerated in 2016 and tends to become increasingly important due to the massification of the Internet of Things (IoT) expected in the coming period.

The dynamics of the sector in 2016 showed a consolidated trend driving data consumption. By the third quarter, the market was already posting higher revenues from data than voice. Given the progressive increase in data consumption, operators have to adapt their networks and tackle the challenge of delivering increasingly high-powered infrastructure against the backdrop of more rational investing. Commercially, there is also the challenge of offering the right mobile and landline plans for this new reality.

The regulatory environment also affected the competitive context through two standout issues. Bill of law 79/2016 (PL 79) regulates migration from concession to authorization arrangements for the fixed-voice market, as well as certain aspects of flexibility for the concessionaires’ assets and spectrum bands and by the end of the year the bill had reached the last stage before being voted. Once approved, PL 79 will tend to positively impact the market with more flexibility in investment decisions made by the main operators, who may then commit to delivering higher quality services that will better meet current consumer demand. Another key issue was the data franchise for fixed broadband plans, which instigated much interest and prompted dialogue with the public. Its upcoming introduction will tend to improve the situation for both sides: consumers will get access to broadband plans suited to their real usage and operators will be able to make plans for network structure and quality.

For operators, there was growing pressure for their Brazilian subsidiaries to post higher profitability and cash flows after their efforts to cut back operating costs and rationalize investments.

Telefónica Brasil posted significant results in 2016 and was the only major operator to report revenue growth in every quarter. It started the year obtaining final approval for integration with GVT and by April the Vivo and GVT brands had successfully merged so the best values of both brands could be imprinted for the public. Vivo and GVT are still tapping synergies resulting from integration and making higher than expected gains in relation to their baseline scenarios. Having succeeded in relation to these synergies, Amos Genish announced his departure from Telefônica Brasil’s chief executive post to be replaced by Eduardo Navarro, who took over in the fourth quarter.

The company’s mobile business segment saw its prepaid base losing 1.8 million customers from January to December, but this was more than offset by sales efforts that brought in 2.3 million post-paid net additions in the same period, as many prepaid customers migrated to SIM cards using “control plans”. Customers tended to upgrade their plans and provide higher levels of ARPU as they started using more data as part of a fast growing trend that continued throughout the year, thus reflecting new patterns of behavior and consumption among members of our customer base, particularly post-paid subscribers for whom demand is largely met by expanded 4G coverage. Another standout was an 18.2% growth in M2M, which ended the year with a total of 5 million accesses.

In the fixed services market, the VIVO and GVT brands merger, combined with expansion and quality delivered for FTTx networks, led to net addition of 350,000 high-speed broadband customers. The Company’s pay TV market shrank in terms of accesses (-4.2% year-on-year) due to changing patterns of private consumption and the more selective strategy adopted by the Company with a focus on higher value products, such as IPTV. As a result, pay TV ARPU posted 11.5% growth year-on-year.

2.3. Regulatory Environment

After impeachment proceedings, the new president took over and several ministries have altered their staff and even their structures. The ministry of Communications merged with the Ministry of Science, Technology and Innovation to become the Ministry of Science, Technology, Innovation and Communications. Gilberto Kassab was appointed minister for Telecommunications and André Muller Borges was designated secretary shortly afterwards.

The new structure was formalized on October 19 through a specific decree designating the secretariat for Telecommunications and 4 others: Research and Development Policies and Programs. Technological Development and Innovation, Broadcasting, and IT.

ANATEL’s board was altered too with its president João Rezende being replaced by Juarez Quadros, a former minister of Telecommunications who will remain in post until Rezende’s original term of office ends in November 2018. Board member Rodrigo Zerbone Loureiro’sterm of office ended in October to be replaced by Leonardo Euller de Moraes, previously head of the agency’s Technical Advisory staff. Major changes were also made to the chain of command of some of ANATEL’s superintendences (Supervision, Control of Obligations, Executive and Competition).

In terms of projects, 2016 saw important discussions and decisions for the Telecommunications sector and for Telefónica Brasil in particular. Substantial progress was made to reformulate the sector’s structures for the future.

In relation to structural themes, an international agreement on 5G development was reached and the Civil Regulatory Framework for the Internet was regulated; the 700 MHz band was cleared and spectrum use regulated too. All these projects provide the basis for formatting Brazil’s digital economy.

More highlights among these pointers to the sector’s future included the approval of Telefónica Brasil’s Conduct Adjustment Term (TAC); a new regulatory framework for telecommunications with a new model for fixed telephony operators and universalization targets (PGMU). The guidelines in these instruments will enable unprecedented growth for Brazil’s telecommunications structure.

Discussions on other issues began in 2016 but their future conclusions are expected to take some time - some may be ready by 2017 while others may take longer. Highlights include new rules for utility operators and defense of competition in two ‘general plans’, one for ‘authorizations’ (local acronym PGO) and the other for competition (PGMC), including regulations for fixed broadband franchises and quality indicators.

Conduct Adjustment Term (TAC)

On October 27, after negotiating for over a year, Anatel’s board issued a Conduct Adjustment Term for Telefónica Brasil involving fines and investments in the amounts of R$2.2 billion R$4.8 billion, respectively. Before this term is formally signed, however, it must be submitted to the Federal Court of Auditors (TCU), which will assess the company’s ability to meet its commitments.

Projects submitted by Telefônica Brasil include investments in “correct conduct” projects to guarantee user rights, the quality of its services, measures to prevent outages affecting telecommunication services, and universalization efforts. In addition, an “additional commitment” project consists of providing fixed broadband access through FTTH for 100 municipalities in the state of São Paulo and elsewhere over a 4-year period.

New Regulatory Framework for Telecommunications

On December 6, the Federal Senate’s Special Committee on National Development (CNED) voted Bill of Law (PL) 79/2016, which would amend the General Telecommunications Law (LGT - Law 9472/1997). Briefly, the project poses switching from current concession arrangements to others based on authorizations; altering the rules for use of frequencies and Brazil’s orbital position, which would be continuously renewed; and allowing companies to definitively retain ownership of revertible assets provided there are matching investments in fixed broadband infrastructure.

Before reaching the Senate, this bill had been discussed by the House of Representatives (as PL 3453/2015) where it was finally approved on November 25, having been examined by 3 thematic commissions, namely (i) Science and Technology, Communication and Information Technology (CCTCI); (ii) Economic Development, Industry, Trade and Services (CDEICS); and (ii) Constitution, Justice and Citizenship (CCJC).

On its approval by the Senate’s commission, the bill was forwarded directly for the president’s sanction without hearing the appeals submitted by opposition parties, who then brought an action before the Federal Supreme Court (STF), which granted a preliminary ruling ordering that appeals submitted by the opposition to the Senate’s presiding entity be heard and that the bill be subsequent returned to the commission’s rapporteur for the case. The Senate has rejected the appeals but has not yet decided which procedure will be adopted - whether or not it will hold another debate and move to a plenary session vote.

Revised Concession Model

On December 15, Brazil’s Telecommunications Agency (ANATEL) approved general guidelines for fixed telephony operators to be covered by agreements formatted as ‘authorizations’ rather than ‘concessions’ with specific rules to be detailed in the Regulations of the General Concessions Plan (PGO) to be published within 6 months. Once draft regulations have been published, concession operators will be given 6 months to decide whether they will agree to the new format. Legal grounds for altering the format are set forth in the bill of law (PL 79/2016) voted by the Federal Senate and the House of Representatives.

General Concessions Plan (PGO)

On December 15, ANATEL issued its proposal for a 90-day public hearing on the General Concessions Plan (PGO). As mentioned above, the new document contains a full chapter on migration from fixed telephony ‘concessions’ to ‘authorizations’.

Under the new PGO, concessionaires submitting applications for migration must provide their own estimates of the economic value of migration and related investment commitments, which will be appraised by ANATEL. The document covers the prioritization of certain investments to provide more fiber networks, coverage of small settlements and urban agglomerations, fiber access networks in urban areas, and broadband services for government entities prioritizing health and education.

Companies signing authorizations will have to submit financial guarantees for their commitments. There will be a single authorization agreement - yet to be drafted by technical staff - covering all services provided.

After 60 days of consultation procedures, the PGO will go through two public hearings and then go to the Ministry of Science, Technology, Innovations and Communications for the decree to be issued.

Fixed Concession Agreement and PGMU

ANATEL’s board meeting of December 15 also approved the new Fixed Concession Agreement and Universalization Targets Plan to remain in effect until licenses are migrated to authorizations, or until 2020, for concession operators not migrating to the authorization arrangement.

In relation to universalization (PGMU), the decision went against extending backhaul targets because it would create an obligation conflicting with the new telecommunications model that will emerge from PL 79/2016. Current (PGMU) backhaul capacity requirements will remain in place. Any new individual access points will have to be installed within 120 days only if users so require. Individual accesses to public services continue to be prioritized. Terminals for public use (TUPs) must be provided for localities that have more than 100 inhabitants; however, they may be located in busy areas rather than having to be installed at certain distances from other terminals.

The date set for publishing the new versions of the concession agreements was December 31, 2016, but this was too soon for ANATEL’s advisory board to analyze them and forward them to the president’s office for approval by decree. After public hearings, the new publication date was set for June 30, 2017.

Fixed Broadband Data Franchises

In April 2016, discussions concerning the fixed broadband franchise model were featured in the media. Entities representing consumers and government agencies and industry entities reacted to the strategy of some telecommunications companies, including Vivo, which stipulated - or would begin to contractually stipulate - restricted services when customers had used up all of the data franchise they had signed for in their agreements.

On April 18, in response to questions from representatives of civil society, ANATEL’s Consumer Relations Superintendence published a ruling to prevent telecommunications companies restricting speeds, suspending services or charging for excess data traffic once a fixed broadband data franchise had been fully used. This ruling is to remain in place until measures are taken to provide customers with information and tools to control their data usage and ANATEL compiles a report on this issue.

On November 11, ANATEL posted a questionnaire on its website containing a list of questions about the fixed broadband franchise for members of society to answer. The same questionnaire will be simultaneously sent to a list of 150 well known specialists, who will be responding in accordance with their expertise.

This forum should provide support for ANATEL’s reports to feed future reviews of these regulations.

General Competition Targets Plan (PGMC)

On December 7, ANATEL published its Public Consultation for the new General Competition Targets Plan.

Unlike the previous model, the agency proposes to control companies by their Significant Market Power (SMP) and granularity - by region, area of registration or municipality, depending on the service. Localities were divided into four categories, by their level of competition:

•          Category 1: competitive, that is, Asymmetric Regulatory Measures are not required;

•          Category 2: potentially competitive once minimum Asymmetric Regulatory Measures have been applied;

•          Category 3: slightly competitive, that is, potentially competitive once Asymmetric Regulatory Measures more severe than those provided for in Category 2 have been applied;

•         Category 4: non-competitive, that is, Asymmetric Regulatory Measures would not be sufficient to ensure competition in the medium term.

In addition, seven telecommunications segments will be subject to the agency’s ex-ante regulation: Industrial Exploration of Dedicated Line (EILD), Passive Pipeline and Subduct Infrastructure, Fixed and Mobile Network telephone traffic interconnections, Roaming, High Capacity Data Transport and fixed copper-wired data network access infrastructure (34 Mbps or lower).

Spectrum Use Regulations

On October 27, 2016, ANATEL issued new spectrum use regulations facilitating access to radiofrequencies, leading to more efficient use by simplifying the procedures and documentation required. The new regulations also affect spectrum pricing, rules for renewing user authorizations, criteria for coordination and new rules for secondary/primary frequency use.

If there is interest in sharing network infrastructure (Industrial Exploration of Radio Access Network and Industrial Exploration of Radiofrequencies - EIRF), interested parties must submit a joint request for prior consent to ANATEL. The technical grounds for the application must be submitted to the competent ANATEL departments and must include the public interest, the economic system and regulatory conditions.

700 MHz

In January and April 2016, the Ministry of Communications announced plans to phase out analogue TV in 2016 and 2017. Only two cities were to have transmission switched off in 2016: Rio Verde and Brasilia. Despite minor delays in relation to the scheduled dates, the band was successfully cleared.

In 2017, there will be 349 municipalities in 8 states (Bahia, Ceará, Espírito Santo, Goiás, Minas Gerais, São Paulo, Rio de Janeiro and Pernambuco) where state capitals are on the list, too. A specific ministerial order will list municipalities for 2018.

Vivo and Nextel RAN Sharing

On August 3, ANATEL’s board approved an agreement to share nationwide network infrastructure between Nextel and Vivo. The agreement had been approved by Brazil’s antitrust authority, the Administrative Council for Economic Defense (CADE) in July.

Its approval was to depend on Nextel’s confirming that SMP was being marketed in locations subject to the company’s coverage commitments with ANATEL and to the agreement being submitted again for a re-appraisal of its preliminary consent granted for two (2) years. Opposing these decisions, Nextel filed an appeal that is still pending a decision.

Vivo and TIM RAN Sharing

On August 18, ANATEL’s board approved an agreement between Vivo and TIM to share electronic facilities and sites in order to meet rural service obligations arising from the 2.5 GHz frequency auction. The approval of the agreement does not exempt service providers from fulfilling their obligations or ensuring coverage for the entire area as required by the pre-auction notice. If the agreement is finalized before the stipulated date, each service provider must meet its coverage commitments with its own network or otherwise be penalized by withdrawal of its authorization to use radiofrequencies issued through the auction.

Civil Regulatory Framework for the Internet

Decree 8711, published on May 11, 2016, regulated aspects of the Civil Regulatory Framework for the Internet (Law 12965). The decree prohibits access and application providers from using commercial arrangements to differentiate data packets. The decree also introduces mechanisms to protect data that application and connection providers are legally required to retain in storage and it states the circumstances in which these data may be obtained by the public administration through court orders.

Telefônica-GVT Merger

On January 28, 2016, the Federal Gazette (DOU) published ANATEL’s Act 50169 authorizing Telefônica’s purchase of GVT on conditions to be met within 18 months for approval of the process: return of one of the SCM licenses, sale or transfer of GVT’s SeAC licenses and fixed telephony (national, international and local long distance) overlapping Telefônica’s licenses, and submitting a list of all judicially restricted assets of the operators organized in the state of São Paulo and also a list of the consolidated Company’s revertible assets. In addition, the act orders a tariff reduction for landline users in São Paulo in an amount to be calculated by ANATEL, and does not allow the operator to appeal of the decision and percentage thus determined by the Agency.

All these obligations were fulfilled by Telefónica within the period established. Only tariffs for São Paulo users were not effectively revised, since this depends on ANATEL’s decision defining the adjustment to be applied.

Significant Market Power (SMP)

On September 9, ANATEL’s board concluded the process of reviewing Telefônica group’s market power, which has been in the pipeline since 2012. Telefônica was able to demonstrate that in some areas of São Paulo it could not be classified as having SMP because there are more than four competitors in the region. ANATEL’s board approved the exclusion of these regions but ruled that the company should create a system to ensure that broadband and EILD offerings were transparent even in these regions in which it does not have greater market power.

Agreement to develop 5G

Brazil’s former Ministry of Communications (currently Ministry of Science, Technology, Innovation and Communications) and the European Commission for Digital Economy and Society signed an agreement on February 23, 2016 to jointly develop the fifth generation of mobile networks (5G). The document states that both parties will work towards a shared position on its definition, establishing global standards for 5G, facilitating identification for future use of harmonized radiofrequency bands to ensure global interoperability, and through research to accelerate technological progress in the telecommunications sector.

This means that Brazil and the European Union are to vote together at preparatory meetings of the International Telecommunications Union (ITU) and the World Radiocommunications Conference (WRC), which will help define network and spectrum standards. The European bloc and Brazil have also agreed to jointly conduct research on smart cities, agribusiness, health, education, industrial productivity, transport, energy, utilities and distributing high quality video content. Investments and schedules for actions have yet to be decided. The intention is to set up public-private partnerships to finance the initiatives.

2.4. Commercial Strategy

In 2016, the telecom market saw a significant fall in accesses in almost all services excepting fixed broadband alone. According to Telebrasil data, in December 2016, Brazil’s 331 million fixed and mobile accesses were down by -4% over the same period of the previous year. Mobile telephony accounted for the highest percentage of disconnected accesses, totaling about 13 million (-5%).

Given this quite challenging scenario, Telefônica Brasil focused its commercial strategy on key segments in order to expand its position among high value customers. The approach adopted in 2016 was based on certain pillars: a data-centered strategy to ensure the best network experience in terms of coverage and capillarity with extensive use of Big Data; more competitiveness in the bundles marketed with fixed-mobile cross-selling offers; innovative B2B solutions; enhanced customer experiences for traditional and digital channels and strengthening its brand as in its new commercial positioning (“Viva Tudo”).

In April 2016, the GVT brand was renamed Vivo and both companies’ nationwide business operations were joined. Two consecutive campaigns communicated the brand transition and launched “Viva Tudo,” which introduced the company as a digital partner for people, offering all sorts of high quality connections through one single company, with offerings for fixed and mobile telephony, broadband, pay TV, digital applications and services. The brand’s idea is an invitation to experiences all the potential of connected life, since the company believes that the digital life amplifies and enhances real-life experiences.

The year was also marked by Brazil’s first Olympic event, which generated a large volume of data and voice traffic (255TB) that was 10 times bigger than in the 2014 World Cup according to ANATEL data.

At the end of 2016, Telefónica Brasil’s 4G network coverage reached a record 516 municipalities. The company ended the year with 21.4 million 4G accesses, which amounted to a 35.7% market share (source: ANATEL).

The mobile segment was again led by Telefônica Brasil’s 30.2% market share in 2016, of which the post-paid segment was even more significant with a 42.1% market share that was almost 20 percentage points above its nearest competitor (source: ANATEL). One of the fundamental factors driving continuous growth of our post-paid user base was the positive outcome when we adopted 4G. We leveraged sales of packages with bigger data franchises and boosted monetization by reformulating the post-paid portfolio with offerings from 4GB to 100GB. The new post-paid plans included family sharing to allow dependents to use the same voice and data franchise.

Offerings for our “Vivo Controle Giga” portfolio were given an extra 500MB data franchise for new customers and the base thus repositioning the product in strategic regions to meet the needs of customers wanting more internet access.

Telefónica Brasil’s rational commercial strategy not only kept its focus on leadership in the post-paid segment but also protected its high-value prepaid segment. The company continued to practice its restrictive policy of disconnecting inactive customers based on the criteria set by ANATEL. Nevertheless, the prepaid segment tended to improve through the evolution of bundled offers such as Vivo Turbo showing the Company’s focus on rationality and profitability.

Although the regulatory effects and maturity of voice services affected the fixed-line segment’s revenues during the year, the commercial focus on the resilient evolution of key services enabled the Company to post robust grow in higher-value segments. Throughout the year the company publicized its aggressive fiber broadband offering with speeds of 50Mbps and 100Mbps. Through its Vivo Fibra campaign, the company launched its first Vivo branded digital campaign around gamers’ themes and its first using documentary language on its YouTube channel. The initiative showed that the Company was increasingly strengthening its commercial positioning in this important potential market.

The pay TV market saw some shrinkage 2016, but Telefonica Brazil’s IPTV accesses posted positive net additions with some 82,000 additions added during the year.

As the two companies consolidated and their initiatives to tap operational synergies were executed, the convergence offers for the new portfolio of bundle enabled more energized fixed-mobile and mobile-fixed-cross-selling initiatives in several campaigns and offering publicized throughout the year.

In 2016, several initiatives were launched that stoodout as important solutions for customers. On its course toward digital transformation, the company has fostered a series of innovative initiatives aligned with people’s increasingly digital behavior. Therefore, it was the first operator to launch a campaign in Brazil that promoted a self-service application: “Meu Vivo” is a practical, mobile solution that is always available for customer relations. On the same lines, the company launched an entirely new digital service channel through chatBot on Facebook.

Other significant initiatives took place throughout the year. In the first quarter, the Vivo TU GO service started to offer Wi-Fi calling technology for iPhone users. The Company was the first operator to provide this feature in Brazil. The “TU GO Wi-Fi calling” functionality enabled customers to make Wi-Fi calls without having to install Vivo’s TU GO app by choosing the appropriate settings on their devices. This functionality was subsequently extended to Samsung’s Galaxy S6 and S7 smartphones. Another similar initiative was the launch of the “Vivo Travel Wi-Fi” service which enables Vivo customers to browse the internet through their smartphones connections to a worldwide network of 400,000 hotspots.

The Company has launched a new mobile advertising platform called “Vivo Ads,” offering innovative alternatives for the online advertising market. Another highlight in this new portfolio was Data Rewards, which allows brands to offer data packets for mobile internet browsing to customers who interact with their ad films, respond to their surveys, or install their apps.

Other launches that stood out among 2016’s value added services (VAS) initiatives were “Vivo Clube Kids,” an application for children aged 5 to 11 and “Vivo Som de Chamada” [caller tune] service, which was given new formatting with new features under the name “Vivo Sounds.”

In October 2016, Telefónica Brasil and Vivendi organized a high-impact launch for the “Studio+” application, featuring short films and original series for HD-screen smartphones. They also launched Watch Music, a new music video streaming service offering unlimited access to live shows, festivals, video clips, fully covered concerts, documentaries and other original content from Brazilian and international artists, significantly increasing the Company’s VAS portfolio.

Lastly, it should be noted that, in order to accelerate the company’s digital transformation process, in 2016 Telefónica Brasil set out a structural change by creating a vice-presidency for Digital Strategy and Innovation to energize digital initiatives, services and channels through applications, Big Data and by fostering innovation thus extending its mission far beyond that of providing connections and voice services based on premise of consolidating as an “Onlife Telco.”

Our Brand

By joining the Vivo and GVT brands together, the Company strengthened its nationwide presence with a comprehensive portfolio in mobile, fixed, internet, pay TV and digital services segments. Vivo’s thirteen-year history has taken the best aspects from both brands to offer even more quality and benefits for its customers.

This marriage was bound to succeed and its successful outcome was reflected in a series of recognitions and awards throughout the year.

Vivo was once again rated one of Brazil’s most valuable brands, ranking 9th by the consultancy firm Interbrand with its estimated valuation of R$2.4 billion. For the ninth consecutive year, Vivo was elected Top of Mind brand in the telephony and broadband categories by a reputable survey conducted by the Folha de São Paulo newspaper’s Datafolha unit.

Another important recognition event for the brand was the approval of its registration as a High Renown brand with Brazil’s Institute of Intellectual Property (INPI), which ensures special protection for all lines of the business over the next 10 years. Only 12 brands (including Vivo) currently have this qualification. More than 100 brands applied for this recognition but their applications were not accepted.

Our commitment to customers has also been recognized. Vivo was elected the brand that most respects consumers by Consumidor Moderno magazine. An award made by Seleções magazine in partnership with Datafolha elected Vivo as Brazil’s most reliable telephone operator for the 13th time.

All these results have strengthened the company’s continuous pursuit of excellence in everything it does as a standout in the market’s the top rankings. Ours is the first telecom to be elected Company of the Year in to the “Best & Biggest” awards made by EXAME business magazine and we won first place in the Corporate Governance category of the list compiled by financial magazine Dinheiro (As Melhores da Dinheiro 2016) and in Valor 1000’s IT & TELECOM ranking. For the second straight year, our company was also elected top member (Mais Empresa) of the Telecom category, according to Estadão newspaper.

Communication Plans and Campaigns

This year, our communication took up the challenge of building perception for a more comprehensive digital brand, with mobile and fixed service solutions nationwide, as well as applications and services facilitating everyday living for people so they can live life to the fullest.

To celebrate Vivo’s merger with GVT, we developed an informative campaign in April to reassure customers in relation to the new situation. Our communication highlighted the benefits of combining the two companies based on the metaphor of a couple getting married and starting a new home together. We announced that as of April 15, 2016, the GVT brand would be called Vivo. In addition to TV, Radio, Billboard and Elemidia, we made direct marketing efforts by sending out a letter from President together with invoices and e-mail marketing.

After this campaign, we launched the new brand positioning with our “Viva Tudo” signature, which presents Vivo as a digital partner offering a wide range of connections nationwide in Brazil: 4G, ultra-broadband, HDTV, voice, apps and many more services. The campaign took metaphors comparing real life to digital life to show that connectivity is part of everyday life and digital life will expand and create more opportunities. We emphasized Vivo’s commitment to offering a wide range of high quality connections to enable people to do the things that really matter for their lives. The British singer Lily Allen’s rendering of Somewhere only we know set the campaign’s emotional tone and we continued to use this song during the year as a means of unifying our communication. On the internet, we aired “Life Behind the Post”, a video that draws its inspiration from the insight or observation that everything special that we experience in our lives is fed into a post.  “Life Behind the Post” earned 2016’s third-highest number of views on Google’s video ranking. We also aired another 10 shorts featuring the campaign’s metaphors with fun language adapted for this media.

The new position permeated all communication during the year and was deployed across all our services in order to integrate our communications and build one single brand perception.

In the post-paid segment, we reinforced our leadership, highlighting Vivo’s 4G competitive edges (Brazil’s fastest 4G internet, more 4G customers than any other) under the concept of “Live everything at Vivo speed.” The film was aired from May 2016 onwards and it has been an inspirational experience showing how digital life enhances and accelerates real life through fast internet.

In October 2016, we released the 4G post-paid plans and the novelty of internet management. With the concept “Each with its internet and everyone in the same plan.” the campaign highlighted internet sharing among a family, each of which has its use profile (music, games, work and social networks) and is possible Manage the franchise of each line by the My Live app. We also launched an exclusive series of five online films that combined the best features of the new iPhone 7 with our new 4G post-paid plans. Published in December 2016, each film highlighted the new smartphone’s differential by telling family-sharing stories.

To position our company as the best option for prepaid customers, we aired the Vivo Turbo 4G offering throughout the year with the presence of one of Brazil’s most admired celebrities: Ivete Sangalo. The videos showed her together with famous Youtubers (Japa, Cellbit, Jout Jout, Depois das Onze), highlighting Vivo’s superior quality and internet coverage.

Our fixed services (TV and broadband) were also highlighted in our communication, being publicizes nationwide. In May 2016, we launched Vivo Fibra, a new campaign for fiber lines based on the “Your home can be everything” concept. The communication sought to delight consumers with the Vivo Broadband fiber experience and strengthen its key characteristics such as quality, stability and ultra-high speed.

We developed an online campaign aired in December around a series of three short films called “Great Broadband Dramas” featuring functionalities using a dramatic approach with a touch of humor. Their language revisited classic old-school horror movies; their high-point is always one of our technicians arriving to install Vivo Fibra broadband.

In October 2016, in order to enhance our relationship with our gamer customers and be seen as the go-to broadband provider for this segment, we released the “Game Changers” documentary showing curiosities, backstories and the significance of the game scenario in Brazil.

On the same lines as the “Your house can be everything” concept, we developed films to secure Vivo TV’s positioning as the best pay TV option to watch at home or elsewhere. In July 2016, we launched Batalha [battle], a video that took a fun approach to showcase the offering’s main features: HD channels for all packages with Vivo Play and Reprise (pause and replay functionalities).

Vivo Internet marketing communication continued to showcase our highly successful platform in 2015, featuring faster broadband speeds and free Wi-Fi for all family members to use at the same time while targeting areas outside the state capital or up-country regions in the state of São Paulo. The campaign was based on insights as to why people need fast internet connections and Wi-Fi for their homes around the concept “How about an entire Wi-Fi just for your family?” It featured short films comically showing situations in Wi-Fi becomes part of a family’s everyday life.

Another major challenge during the year was strengthening the role of Vivo’s brand as a digital partner for our customers and in this respect we launched an innovative plan for the market. Vivo Easy was Brazil’s first digital mobile plan to enable customers to use an app for total control of their plan. The campaign was aired by online media in April 2016 to highlight the benefits of flexibility and personalization while showcasing the new plan and reinforcing our signature: “Vivo Easy. It’s a plan. It’s digital. It’s just the way you like it.”

We also invested in marketing communication for the My Vivo app as a practical “always on” mobile app solution for the customer-Vivo relationship based on the “My Vivo. Vivo on App.” concept. The campaign clearly explains the functionalities and their digital language to highlight the app’s facilities for customers who are looking for more autonomy and practicality to solve their day-to-day issues. Our communication emphasized the app’s key functionalities such as finding or querying data use totals; obtaining copies of monthly bills due for payment; getting help from a virtual assistant; purchasing extra packages and scheduling customer service appointments.

For the corporate segment, we started 2016 by continuing to air the New Smart Vivo Business Plans campaign around the concept “You and your company even more connected.” For the second quarter of 2016, we developed the brand’s new positioning around the concept “Everything for your company to be all that it can be,” highlighting the fact that Vivo’s business segment was offering comprehensive solutions all over Brazil, including 4G, ultra-broadband, digital voice, security and cloud services.

Relationship events and initiatives

All through the year, and again as a means of building closer relations with our customers, we organized a series of events and experiences aligned with our positioning as “Viva Tudo” [Live it all].

We staged two interactions of Vivo Open Air, the world’s biggest outdoor film festival and a unique experience featuring movies, concerts, musical events and cuisine as part of a project eligible for 100% tax incentive under the Rouanet Law (for cultural activities). The events drew crowds of 24,000 in Brasilia and over 15,000 for the final gigs in Recife. We invited guests (customers, partners, members of the press, opinion makers and Institutional Relations staffers) to meet us at Vivo’s Open Air Lounge and experience our Internet fiber line service, recharge their cell phones in charge boxes and play interactive games designed to publicize all the advantages of Vivo’s Family Plan.

For the third consecutive year, we took part in the Comic Con Experience (CCXP), one of Latin America’s leading events featuring games, cinema, comics, music and pop culture events, which was attended by over 196,000 people. As its source of inspiration, Vivo’s space was based on a “gaming house” to reinforce the concept “Your house can have everything with Vivo fiber”. Visitors got a chance to sample Vivo fiber and Vivo TV services in addition to personally meeting great digital influencers and content producers from the games, pop culture and entertainment segments.

In partnership with Vivo’s relationship recognition program, we ran new versions of the “Unforgettable Redemptions” promotion. Our guests were able to exchange their points for unforgettable experiences including a trip to Dubai, a glamorous experience in New York, an unprecedented encounter with Cellbit (a gamer) and girls from the “Depois das onze “channel, a trip to Los Angeles including a tour of Sony Pictures studio and the film sets for “Angry Birds,” a Ghostbusters-themed vacation trip in New York, and a trip to Orlando based on Star Trek (the movie). There were also experiences related to sponsoring Brazil’s national soccer team: customers could enjoy the professional player lifestyle experience at the Granja Comary training center (in Rio de Janeiro) with free tickets for the team’s matches, too.

Brazil hosted its first Olympic Games in 2016, so we ensured visibility for Vivo’s brand on the field, at the training complex and on uniforms worn by the men’s and women’s soccer teams, as well their coaching and support staff. The men’s team earned a gold medal and a whole series of favorable results were reflected in the team during the 2018 World Cup qualifying games, so Brazilians were once again able to take pride in supporting their national team.

In order to enhance corporate customer satisfaction and loyalty, we also worked on the relationship platform for “TOP” and major corporate customers, who got tickets for soccer matches including six corporate suites (sky boxes). We organized 22 of these events/experiences in several of Brazil’s state capitals. The campaign was aligned with the “You and your company even more connected” concept to allow families to see more of the day-to-day lives of businessmen, thus adding more human warmth and fun to their relationship with Vivo. More than 2,100 customers (companies) and their companions were involved in this campaign in 2016.

To boost our Digital Telco positioning and drum up new business, we took part in last year’s leading events held around with IT, cloud, security and data related themes such as the IT Forum, CIAB, and Security Leaders. A total of 28 events involved over 30,000 companies.

Corporate Business Unit

Corporate segment customers (B2B), in particular vertically integrated businesses in commerce, services and industry, are the biggest users of telecommunications services. Although these businesses were among the hardest hit by sluggish GDP growth in 2016, we nevertheless focused our strategy on our new voice offerings and their better cost-benefit ratios in addition to growing IT revenues and tapping potential for synergies arising from our merger with GVT. Since we have consistently applied credit, invoicing and collection policies and ensured proper internal governance, we were able to keep delinquency levels under control.

For our mobile business, the rollout of the new Smart Vivo portfolio for business featured a simplified offering that packaged voice, mobile data and SMS services. By simplifying these packages, we saw a tangible reduction in complaints involving bills, especially in the first few months following purchases. In addition, the offering drove mobile data penetration in our customer base with higher levels of average revenues per user (ARPU) than our previous offer and gains offset falls in revenues from mobile voice services due to lower traffic and regulatory effects.

As highlights of our landline business, we leveraged both our fiber network investments in São Paulo and the synergies with GVT’s network elsewhere. In the broadband segment, we saw major growth of migrations to fiber lines. In the fixed-line data segment, we continued to grow in the mid-sized customer segment which also saw more potential driven by GVT’s network coverage, and we consolidated our position in the major customer segment.

In 2016, our mobile data packages added 18pp to penetration and 17% to net sales revenues. We also posted 17% growth of fiber revenues with record numbers of additions and customers migrating from other technologies to fiber lines. In the Machine to Machine (M2M) market, we took over segment leadership with a 39% market share in February. Revenues also showed progress in cloud and security services, which posted 37% and 68% growth, respectively.

Telefónica Brasil is continuing to pursue its strategy of growing digital revenues, finding new customers and building its share of fixed-line revenues in states other than São Paulo while simplifying procedures/portfolios and enhancing the quality of customer services and our responses.

3.     Business performance

Telefônica Brasil and its wholly-owned subsidiaries, Telefônica Data S.A. (TData) and POP, are operating mainly as nationwide providers of fixed telephony and mobile telephony services through a concession agreement and authorizations issued by ANATEL for Switched Fixed Telephony Services (STFC). Telefónica Brasil S.A. and its wholly-owned subsidiaries also have ANATEL’s authorizations to provide other telecommunications services such as data traffic, broadband internet, and pay TV as well as value-added services not classified as “telecommunications.”

Infrastructure and Network

Since 2013, the Company has been consolidating a robust network capable of delivering the high quality services that customers have come to expect. We have been able to make progress on migration from Time Division Multiplex (TDM) exchanges to Next Generation Networks (NGN), which has reached 54.1% of migrated landline traffic, while modernizing exchanges and adapting data-center infrastructure. Most of this effort has been made to replace fiber optic enclosure cabinets with multi-service access nodes that enable us to offer broadband to large numbers of customers who have not yet had access to this service.

Telefónica Brasil continued to expand its mobile network capacity and coverage in order to absorb growing voice and data traffic and get an even bigger edge over the competition by aggressively expanding coverage for 3G technology, in which it is absolute leader.

By the end of 2016, coverage through our mobile networks based on LTE, WCDMA, GSM/EDGE and CDMA digital technologies included 4,003 municipalities (71.87% of the total number) containing 92.43% of Brazil’s population. The numbers for the 2G/GSM-EDGE network showed 2016 ending with 645 municipalities covered in the state of São Paulo and a total of 3,759 elsewhere in Brazil. In the same period, the 3G/WCDMA network was present in 645 municipalities in the state of São Paulo making for a total of 3,652 nationwide.

Substantial progress was made to expand our HSPA+ network (or 3G Plus, as it is known commercially), which operates throughout our 3G network. This technology enables customers who have compatible terminals to attain even higher data transmission speeds of up to three times the traditional 3G levels.

In terms of 4G technology, also known as LTE, we ended the year with 516 municipalities covered in Brazil.

In 2016, our fiber-to-the-home (FTTH) network (over GPON fiber optic cables to subscriber homes) grew to reach a total coverage - metallic plus fiber - of 17.3 million homes passed, of which 7 million in the state of São Paulo and 10.3 million elsewhere, with speeds ranging up to 300Mbps.

Telefónica Brasil is constantly working to offer market differentiators such as new integrated services, speed upgrades and coverage for more localities.

Our fiber optic portfolio in the state of São Paulo includes IPTV for high definition (HDTV) services. In addition to IPTV, the company expanded its portfolio of advanced products for corporate customers with GPON fiber optic services to grow its optical-access customer base to 8,500.

Sales

Telefônica Brasil’s nationwide commercial distribution network ended 2016 with approximately 2,100 points of sale owned and managed by authorized resellers, as well as over 10,000 retail outlets. This solid capillarity strategy is boosting the company’s leadership in the Brazilian telecommunications market and its dominant share of the high-value segment.

Brazil’s political uncertainty combined with an unstable macroeconomic scenario throughout the year made for a challenging context in which our commercial operation was driven by changes in channels’ remuneration models and in our capillarity optimization plan so as to enhance resource allocation. In addition, we leveraged sales of value-added services that directly drove the operation’s profitability for both the Company and its authorized resellers.

Our Retail channel started 2016 by ending the sales promoters operation, which was reflected in extremely positive numbers for the channel’s profitability. We also set up an incentive program for retailers focused on the ‘control plan’ product, which soon reported continually rising levels of retail sales from month to month.

Since Brazil is a country of continental scale, locating own stores or resellers in certain towns and cities is not always feasible. To ensure presence in these areas, we work with small-business partners, telephone sales and companies providing door-to-door services - the latter is a channel for prospecting customers in remote regions where face-to-face channels will not reach low-income customers - and 10% of their customers are from social classes A to C, whereas this profile accounts for around 25% of sales through resellers and retailers. At present, this channel’s operation has about 50 outsourcer companies and 700 salespersons.

Our commercial operation’s high level of capillarity comes from other distribution channels including lottery outlets, post offices, bank branches, pharmacies, newsstands, and bakeries that provide our customers with prepaid and ‘control plan’ offerings of credits for services through approximately 600,000 points of sale recharging credits. These channels are also the main vehicle for sales of prepaid lines, for which the remuneration model was altered in 2016 to be totally based on capturing profitable lines that actually drive revenues from recharging credits. In addition, in November 2016, our channels started to sell the ‘control plan’ lines as a pilot project with expansion scheduled for 2017.

Alongside the standout numbers from physical channels, our digital sales and services channels were consistently evolving. The mobile segment’s e-commerce channel grew 245% in 2016 against 2015, whereas our fixed-line service posted just 51% annual growth. Ongoing improvements in e-commerce usability are enriching the digital experience for customers and consequently boosting the Vivo brand’s digital presence to directly impact these results.

Meu Vivo, a self-service channel of considerable importance in the Company’s digital service strategy, also contributed to the positive performance of digital channels: the volume of downloads grew 144%. The number of unique users active in the application grew annually 188%.

Vivo Guru (handset configuration environment), Vivo Fórum (collaborative environment in which customers help other customers) and the virtual assistant Vivi (virtual assistant for service) also make up the digital service channels available to customers of the Company, and together they grew annually, in number of hits, 80%.

By the end of 2016, to further diversify contact points with its customers, Telefonica Brasil launched the virtual assistant Vivi as a bot (a personal assistant operating in a messaging app) on its Facebook page. With this channel, customers can ask questions about the balance of credits, the issuance of second invoice and mobile telephony and broadband plans through the Facebook Messenger instant messaging application. It was the first operator to create this channel for the platform in Brazil.

To complement all of the strategic initiatives mentioned above and effectively take advantage of the Internet’s business potential and enhance its digital maturity, the Company also took advantage of the Black Friday/Black November promotional period in Brazil. Sales increased 223% in the period, compared to the same period of the previous year.

Information systems

In 2016, the Information Technology (IT) area acted to continue to make Telefónica Brasil’s strategy of strengthening as a Telco Digital, focusing on the delivery of various structural transformation projects and improving the customer experience. It was also restructured to enhance synergies and to serve the business areas in an agile way, which allowed more deliveries in shorter intervals of time. Finally, it continued to act in the simplification initiatives, resulting in efficiency for the Company.

In order to make possible the consolidation of the Company’s operations with GVT, 3 major projects were simultaneously implemented: a single solution to sell and service triple play (3P) fixed products, corporate unification and brand unification. These projects together involved more than 140 systems and 400 people.

As a means of enriching customer experience, we enhanced our physical-presence channels by modernizing their IT infrastructure with new equipment and devices, video and self-service terminals for more than 40 stores and all our own stores activated Wi-Fi and link redundancy.

For the same purpose, a plan developed to continuously improve system availability led to a substantial reduction in volume and duration of incidents affecting operations and raised our system availability to 99.6% for 2016.

In line with the Company’s strategy, we had a cell working to speed delivery of specific transformations in customer digital experiences, such as convergent login for web apps, online invoicing for the B2B segment and improving detailed aspects of website or app queries of account balances.

Our Big Data capacity grew to 10 petabytes in 2016, as we tapped new sources of data to gain customer insights that are now being used, among other purposes, for early diagnosis of major network faults through real-time analyses of customer behavior detecting infrastructure fail points for immediate corrective action.

Our IT department’s ongoing efforts to simplify procedures and efficiency-focused initiatives were able to report substantial progress as measured by several indicators: 89 obsolete applications were phased out; IT operations were consolidated into 6 data centers and our server virtualization level rose to 78%. These initiatives are not only producing immediate and long-term financial gains but will also lead to a number of operating gains.

Customer Service

The year 2016 was marked by the constant reappraisal of the operating models and a survey of best practices at Telefônica Brasil, in order to arrive at alternatives for increasing both efficiency and customer satisfaction. During the closing months of the year, several work fronts were set up.

In the case of Customer Service, the Company created a structure to leverage customers’ on-line experience, transform the service model and enhance the quality perceived when interacting with them. It continued to work on integrating the systems used by the operation, on defining processes and business rules and on internalizing operations considered essential for transforming the customer experience in every channel and point of contact.

Always striving to be at the forefront, the Company has expanded its digital channels as it seeks to provide customers with a unique and relevant omni-channel experience. The application for direct access via mobile phones reached a level exceeding 40 million contacts in the month of December 2016. The “Virtual Vivi” assistant is currently capable of responding to over 90% of questions put to it, using artificial intelligence. Progress was also made in humanizing the electronic service (IVR) of the Relationship Center, using a more customer-friendly personalized language and intelligent dialog in order to speed up the response to requests. This process also made it possible for the electronic service itself to provide responses to customers, attaining levels of 70% in certain segments and providing shortcuts through a more convenient experience.

The Company also reached maturity in customer service via social networks, increased the volume of interactions with a reduced response time and put a lot of effort into simplifying and automating the service via those channels.

In 2016, a new model was set up for hiring call center service providers, with the emphasis on encouraging good performance fully based on quality targets. The Company enhanced its operational service indexes by reducing contact rates, making more agents available and increasing and enhancing the autonomy of call center agents in providing solutions on the first contact.  Telefônica Brasil also saw a 14% reduction in the absolute volume of complaints in the ranking published by Fundação PROCON-SP in comparison with 2015, while there was a reduction of 7% in the national ranking. All these results, combined with customer satisfaction surveys, show that the Company is on the right path, listening to the customer and transforming contacts received into a positive experience with the brand.

In 2017, Telefônica Brasil will maintain the strategy of enhancing contact and increasing the functionalities available on each channel, seeking to integrate these so that the customer chooses how to interact with the Company and obtains the best possible experience regardless of the channel chosen. The Company will continue to press ahead in automating customer services, improving speed of response, autonomy, standardization and convenience, which are decisive factors for perceiving quality.

Operating Performance

At the end of 2016, the Company reached a total of 73,778 thousand mobile accesses, reaffirming its leadership with a market share of 30.2% in December 2016. The figures below show the mobile service operating behavior:

With regard to landline service, the Company closed 2016 with 23,352 thousand revenue generating units, down 2.4% over the previous year, due primarily to the maturity of landline voice traffic and the more selective strategy for the pay TV service.

Broadband - reached 7,296 thousand customers at the end of 2016, up by 2.5%, or 179,000 net additions, over 2015. Fiber optic accesses (FTTH) stood at 735,000 customers, with annual growth of 25.3%. The number of ultra-fast broadband (FTTx) customers now accounts for 56.7% of total broadband accesses.

Lines in Service – reached 14,343 thousand customers in 2016, down 4.6% against 2015, due to the maturity of the residential landline voice service, as well as the impact of the macroeconomic scenario on corporate business.

Pay TV – reached 1,713 thousand customers in 2016, down 4.2% over 2015, reflecting the Company’s selectivity, with the focus on higher-value customers. IPTV reached 253,000 users, annual growth of 47.9%.

Thus, the Company ended 2016 with 97,129 thousand customers, practically stable compared with the previous year, since disconnected landline customers are being offset by the addition of mobile customers, primarily post-paid.

4.     Financial Performance

4.1. Net Operating Revenue

In 2016, the Company posted consolidated net operating revenue of R$42,508 million, up by 5.5% over 2015, when our net revenue was R$40,287 million. This growth is due primarily to the merger of GVT in May 2015 and therefore only adds revenue to the period from May to December 2015.

Growth also benefited from higher revenues from data and mobile SVAs, primarily mobile internet, in addition to landline broadband, partially offset by lower revenues from landline-to-mobile calls and by the lower interconnection tariffs, both landline and mobile, all of which were determined by the regulator.

4.2. Operating Costs and Expenses

Operating costs, less depreciation and amortizations, increased by 0.9%, reaching R$28,486 million in 2016 (R$28,232 million in 2015), below the inflation rate of 6.3% for the period. The increase can be explained by the merger of GVT in May 2015. This effect is partially offset by the lower costs of services rendered, due to the reduction in landline-to-mobile interconnection charges in February of 2016, in addition to lower sales expenses arising from the reduction in advertising costs in the wake of the unification of the brand, as well as lower call center costs that reflect the automation and simplification of the offers.

4.3. Operating Profit before Net Financial Expenses and Equity Pick-Up

Operating profit before consolidated financial expenses and equity pick-up increased by 21.5%, from R$5,240 million in 2015, to R$6,368 million in 2016. This effect is primarily justified by the merger of GVT in May 2015, better operating performance and the non-recurring effect of the sale of towers in 2016.

4.4. EBITDA

EBITDA in 2016 was R$14,022 million, up by 16.3% against R$12,055 million in 2015. In turn, the EBITDA Margin stood at 33.0% in 2016, an increase of 3.1 pp against the margin of 29.9% posted the previous year. This result can be attributed to the merger of GVT in 2015, higher revenue from mobile and landline services, the capture by synergies arising from the acquisition of GVT, in addition to the cost efficiency measures adopted by the Company.

R$ millions– Consolidated
	2016	2015
Operating profit before net financial expenses and equity pick-up (*)	6.368,0	5.239,6
Depreciation and amortization expenses
In the cost of services rendered	5.821,6	5.269,6
In service selling expenses	1.409,0	1.181,2
In general and administrative expenses	423,8	364,1
EBITDA	14.022,4	12.054,5
EBITDA Margin
a) EBITDA	14.022,4	12.054,5
b) Net operating revenue (*)	42.508,4	40.286,8
a) / b)	33,0%	29,9%

(*) See statements of income.

4.5. Indebtedness and Financial Result

R$ millions– Consolidated	2016	2015

Loans and financing	(5.255,0)	(6.298,9)
Debentures	(3.554,3)	(3.544,7)
GTV Contingent Consideration	(414,7)	(377,7)
Total indebtedness	(9.224,1)	(10.221,3)
Derivative transactions	28,4	264,8
Indebtedness after derivatives	(9.195,7)	(9.956,5)

The Company ended the year 2016 with gross debt of R$9,196 million (R$9,957 million in 2015), or 13.3% of shareholders’ equity (14.5% in 2015). Funding is 14% denominated in foreign currencies (US dollars and a basket of currencies – UMBNDES) and 86% local currency denominated, whereby total foreign currency debt is covered by hedge transactions.

4.6. Annual results

Consolidated results for the year according to Brazilian corporate law, shows net profit of R$4,085 million in 2016 (R$3,420 million in 2015), up by 19.4% over the same period of 2015. Telefônica Brasil’s net margin in 2016 was 9.6% (8.5% in 2015).

R$ millions	2016	2015

a) Net profit for the year (*)	4.085,2	3.420,2
b) Net operating revenue (*)	42.508,4	40.286,8
a) / b)	9,6%	8,5%

 (*) See statements of income.

4.7. Investments

In 2016, the Company invested R$8,189 million. These investments exceed those of 2015 (R$7,667 million) due to the costs associated with the spectrum auction of R$186 million, where we acquired leftovers of the 2.500 MHz frequency for mobile telephony, and for the period from January to April 2015, during which GVT had not yet been merged with Telefônica Brasil. These investments contribute greatly to current results, in addition to being important for positioning the Company for the competitive scenario in the medium-to-long term.

With regard to investments in projects, a significant part of the funds was allocated in order to enable growth with quality in providing services. Investments in maintaining the quality of services and in growing the customer base served accounted for 68% of total investments in 2016 (excluding licenses).

To serve an increasingly connected society, we invested heavily to support strong growth in the demand for data by the Company’s customers, whether in fixed or mobile data services, or in dedicated high-speed connections for the corporate market.

Within this context, Telefônica Brasil supports a fiber optic network of 5,7 million HP’s in FTTH in 48 cities throughout Brazil. This has been accompanied by accelerated commercial activity, reaching the milestone of 735,000 FTTH customers and 253,000 IPTV customers in 2016 (TV using the fiber optic infrastructure). In the domestic landline market (integrated with GVT), we have pursued our geographical expansion strategy both in cities where we are already present, and in two new cities served in 2016, with 191,000 new accesses (specially in fiber-optic).

Important investments were made in maintaining and expanding the voice service and mobile internet, which account for a significant part of our revenues. In 2016, we continued to focus our efforts in improving the signal quality in several regions, in addition to expanding rural coverage to meet our targets by constructing 927 new sites. In addition, we continue to set up the future of mobile internet, reaching the milestone of 516 municipalities in 4G.

In landline operations, worthy of note are the investments for recovering the copper network for voice and data in the state of São Paulo, such as the technological upgrade of multi-service cabinets using FTTC technology, thus improving the quality of the service. In addition, investments were made in the Pay TV operation, with sales through different platforms to make the Vivo quadruple play feasible.

Telefônica Brasil has also invested in integrating fixed and mobile operations on telecommunications systems and networks. Significant funds were also channeled to business support infrastructure (systems and points of sale and service). In 2016, investments were made in improving the operating systems; expansion and further consolidation of data centers and pursuing initiatives for advancing the systems, noteworthy being the transformation of the billing environment and projects designed to maximize potential synergies in the Company’s merger with GVT.

5.     Capital Markets

Telefônica Brasil’s common (ON) and preferred shares (PN) are traded on the BM&FBovespa under the ticker symbols VIVT3 and VIVT4, respectively. The Company’s ADRs are also traded on the NYSE, under the ticker symbol VIV.

The VIVT3 and VIVT4 shares ended 2016 at R$36,40 and R$44.08, representing, respectively, annual appreciation of 7.1% and 23.3%, against the annual appreciation of 38.9% for the Bovespa Index. The ADRs ended the year at US$13.38, appreciating by 48.5% in the period, against a rise in the Dow Jones Index of 12.3%, on the back of the currency appreciation during in the period.

The average daily volumes of the VIVT3 and VIVT4 shares during the year were R$564,000 and R$88,923 thousand, respectively. In the same period, the average daily volume for the ADRs was US$24,966 thousand. The graph below shows the share performance for last year:

5.1. Shareholder remuneration policy

Under its by-laws, the Company must distribute a minimum of 25% of its adjusted net profit for the year as dividends, while holders of preferred shares are entitled to 10% more than the amount distributed to each common share.

Interest on equity and dividends, based on earnings for 2016, declared by Telefônica Brasil amounted to R$2.2 billion, as shown in the table below. Of the remaining balance of net profit for 2016, R$1.9 billion were classified as additional dividends proposed and will be submitted for approval by the Annual Shareholders’ Meeting. Those declarations resulted in a payout of 105.6% for 2016.

2016	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share(R$)	Net amount per share(R$)	Payment beginning date
Dividend	04/26/17	04/26/17	1,914.0	1,914.0	ON	1.062955	1.062955	Dec-17
(based on Dec-16)					PN	1.169250	1.169250
IOC	12/19/16	12/30/16	604.1	513.5	ON	0.335519	0.285191	Dec-17
(based on Nov-16)					PN	0.369071	0.313710
IOC	09/19/16	09/30/16	650.0	552.5	ON	0.360985	0.306837	Aug-17
(based on Aug-16)					PN	0.397084	0.337521
IOC	06/17/16	06/30/16	161.0	136.9	ON	0.089413	0.076001	Aug-17
(based on May-16)					PN	0.098355	0.083601
IOC	04/18/16	04/29/16	220.0	187.0	ON	0.122180	0.103853	Aug-17
(based on Mar-16)					PN	0.134398	0.114238
IOC	03/18/16	03/31/16	337.0	286.5	ON	0.187157	0.159083	Aug-17
(based on Feb-16)					PN	0.205873	0.174992
IOC	02/19/16	02/29/16	200.0	170.0	ON	0.111072	0.094412	Aug-17
(based on Jan-16)					PN	0.122180	0.103853

5.2. Shareholding Breakdown

December 31, 2016	Common	Preferred	Total

Controlling Group	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority Shareholders	29,320,789	415,132,512	444,453,301
	5.13%	37.09%	26.28%
Treasury shares	2,290,164	339	2,290,503
	0.40%	0.00%	0.14%
Total number of shares	571,644,217	1,119,340,706	1,690,984,923

5.3. Corporate Events

At the Company’s Special Shareholders’ Meeting of May 28, 2015, approval was given to acquire the entire equity of GVTPart. and 675,571 shares of GVT, in addition to the Company’s acquisition of the shares of GVTPart. As a result of these acts, the Company became the sole shareholder of GVTPart. and indirect parent company of GVT, Pop Internet Ltda (“POP”) and Innoweb Ltda (“Innoweb”).

Having concluded the stages mentioned above, the meeting of the Company’s board of directors on September 22, 2015 assessed the proposed corporate restructuring involving the Company, its wholly-owned subsidiary (GVTPart.) and its indirect subsidiaries (GVT and POP) so that, upon conclusion of the process, the services rendered by GVT not classified as telecommunications services would be concentrated in POP, while telecommunications services would be concentrated in the Company.

The corporate restructuring was approved by ANATEL pursuant to Act No. 50169, of January 22, 2016 and published in the Official Federal Gazette on January 28, 2016 with the riders provided for therein. At the Company’s Special Shareholders’ Meeting of April 1, 2016, the shareholders approved the transaction, thereby concluding the corporate restructuring following the merger of GVT Part.

The corporate restructuring sought to standardize the services developed by the companies involved in this process, by: (i) concentrating the provision of telecommunications services in a single entity, the Company; and (ii) the migration of the activities that were provided by GVT, specifically those not involving telecommunications services, to POP.

As a result, the simplification of the corporate structure and the concentration of telecommunications services in the Company, favor an environment of convergence, that facilitates consolidation and the confluence of telecommunications services while simplifying the offer of service services, in addition to optimizing administrative and operating costs and standardizing the operations of the companies involved in the corporate restructuring.

The corporate structures at March 31, 2016 (prior to the corporate restructuring) and at April 1, 2016 and thereafter (after the corporate restructuring), bearing in mind only the companies involved in the corporate restructuring, were the following:

6.     Corporate Structure

7.     Corporate Governance

The fundamental principles of corporate governance at Telefônica Brasil S.A. (“Telefônica Brasil” or “Company”) are set out in its by-laws and in the internal rules and regulations that supplement the concepts contained in the law and standards governing the securities market. The purpose of these principles, which guide the activities of the Company’s management, can be summarized as follows:

•         Maximizing the Company’s value;

•         Transparency in the Company’s accounts and in the disclosure of material information of interest to the market;

•         Transparency in the relations with shareholders, employees, investors, customers and public entities;

•         Equal treatment of shareholders;

•         Participation by the board of directors in overseeing and managing the Company and in accountability to the shareholders;

•         Participation by the board of directors regarding corporate responsibility, ensuring the Company’s continuity.

Inspired by these concepts and to promote good corporate governance, increase the quality of information disclosures and reduce investor uncertainty, the Company has instituted measures that render its actions clear and objective, while avoiding conflicts of interest. It believes that these measures benefit shareholders and current and future investors, as well as the market in general. Among the measures taken, worthy of note are:

(a)   Implementation of the following internal rules:

(i)             Material Act or Fact Disclosure Policy: sets out the rules for disclosing material information of interest to the market.

(ii)            Directive on Communication with the Market: sets out the principles by which the control processes and systems involving information to be disclosed to market function. It seeks to ensure the quality and control of such information, in accordance with the rules of the markets where the Company’s securities are traded.

(iii)           Internal Code of Conduct for Matters Related to the Securities Market: sets the standards of conduct on issues involving the securities market, not only with regard to the applicable legislation, but also regarding ethics and professional responsibility. It defines blackout periods on trading and other rules, in accordance with the applicable legislation. The Executive Board, the directors and any other employee exposed to sensitive information are subject to the rules imposed by these regulations.

(iv)          Directive on the Registration, Communication and Control of Financial and Accounting Information: regulates the internal control procedures and mechanisms for preparing the Company’s financial and accounting information, ensuring the adoption of the appropriate accounting practices and policies.

(v)           Code of Conduct for Finance Employees: sets the standards of conduct for positions of responsibility involving the Company’s finances, regulating access to and the use of inside information.

(vi)          Directive on Prior Approval of Services to be Rendered by the Independent Auditor: establishes the criteria and procedure for retaining the services of the independent auditors, at all times subject to prior approval by the Audit and Control Committee. Its provisions include the rules of the CVM on this subject matter, in addition to the applicable legislation.

(vii)         Anti-Corruption Guidelines: consolidate and clarify the measures adopted by the Company for curtailing and countering corruption in its daily business and across its entire supply chain.

(b)   Establishment of the Board of Directors’ committees:

•         Audit and Control Committee;

•          Commercial Attention and Service Quality Committee;

•         Appointments, Remuneration and Corporate Governance Committee;

•         Strategy Committee.

(c)   Establishment by the Audit and Control Committee, under its own regulations, of procedures for receiving and dealing with complaints involving accounting and audit issues (Whistleblower Channel).

(d)   ISE (CSI) Portfolio: since 2012, the Company has been part of the ISE (Corporate Sustainability Index), a tool developed by the BM&FBovespa for analyzing performance in sustainability (economic efficiency, environmental equilibrium, social development and corporate governance), and which seeks to offer investors the option of a portfolio consisting of shares of companies with acknowledged commitment to social responsibility and corporate sustainability.

7.1. Investor Relations

In order for its shares to achieve fair appreciation, the Company embraces practices intended to properly clarify its policies and any events arising to shareholders, investors and analysts.

Material information is made available through a portal on the internet (www.telefonica.com.br/ir), with versions in Portuguese and English. All notices, material facts, accounting statements and others corporate documents are filed with the regulatory bodies – CVM (Brazilian Securities Commission), in Brazil, and the SEC (the Securities Exchange Commission), in

the United States. In addition, the Company has an Investor Relations team that clears up doubts by telephone or in individual meetings, when so requested.

7.2. Board of Directors

Under its by-laws, the Company’s board of directors consists of at least five, and at the most, seventeen members, with a three-year term of office and reelection permitted. The Company’s board of directors currently consists of twelve members, one of whom is elected by the shareholders of preferred shares, in a separate vote and without the participation of the parent company, while the others are elected by a general vote of the common shareholders.

It normally convenes once every three months and, exceptionally, whenever necessary, in response to a call notice from its chairman. The resolutions of the board of directors are taken by a majority vote, in the presence of a majority of its members in office, and, in addition to the ordinary vote, the casting vote rests with the chairman. It is also the chairman’s responsibility to represent the board at shareholders’ meetings; to chair the shareholders’ meetings, while choosing a secretary from among those present; to convene and chair board meetings; to use the casting vote attributed to him in the by-laws in the event of a tie in board resolutions; and to authorize acts, where urgency demands it, ad referendum to the appraisal of the board of directors.

7.3.  Executive Board

In accordance with its by-laws, the executive board consists of at least three and, at the most, fifteen members, shareholders or not, resident in Brazil, who are elected by the board of directors. It currently consists of three members with the following positions: Chief Executive Officer; Chief Financial and Investor Relations Officer; and General-Secretary and Legal Officer.

The executive board is the Company’s representative body, and it is incumbent on it and its members, individually, to comply with the provisions of the by-laws, the resolutions of the board of directors and the general meeting of shareholders, and to see that all of the foregoing are complied with, in addition to engaging in all acts required or convenient for managing the business. The officers are elected by the board of directors for a maximum term of office of three years, with reelection permitted.

7.4.  Code of Conduct for Employees (Conduct Principles)

The hallmarks of Telefônica Brasil’s business are integrity, honesty and respect for the law and human rights, and it is these principles that are enshrined in the Company’s code of conduct, known as the Conduct Principles. They are what defines the ethical manner in which the Company goes about its business and how it relates with its various stakeholders.

All employees are encouraged to apply these principles to their daily affairs. In addition, Telefônica Brasil shares how it conducts business with consumers, suppliers, communities and other strategic stakeholders, because it believes that knowledge being available to everyone is important for the transparency of its decision-making processes, procurements and hires, among others.

The issues covered by the Conduct Principles include respect for human rights, countering corruption and the prohibition on donations to political parties or people or entities related to them. The document is available on the Company’s institutional site.

In 2015, Telefônica Brasil initiated a new internal communication campaign about the Conduct Principles as part of the integration process with GVT. By the end of 2016, more than 95% of employees had taken the course.

The Company has an anonymous complaints channel (the Conduct Principles Channel) on the intranet for clearing up doubts about matters involving the Conduct Principles and reported situations that disrespect these, such as conflicts of interest and improper access to confidential information, among others contemplated in the document. Telefônica Brasil does not tolerate the involvement of its employees and suppliers in cases of fraud. When an incident is proven, after the proper investigation process, the employee involved is fired (or the supplier’s credentials are revoked), reimbursement of any amounts is demanded and the event is notified to the executive officer in charge of the area involved, the general manager and the CEO of Telefônica Brasil, the Audit Committee and the Audit and Human Resources departments, and may also involve the legal team within the criminal sphere. Also, no type of discrimination is admitted in the work place. In case of improper conduct, the employees may be monitored by their manager in order to change their attitude, or be dismissed with cause, depending on the seriousness of the case.

Risks involving the Conduct Principles identified within the Total Risk Management Model are monitored by the Conduct Principles Committee consisting of representatives of the Corporate Communication, Institutional Relations, Human Resources, Audit, Investor Relations and Legal Departments, the Secretary to the CEO and other areas that may be required to take part on the decision of the Committee itself. This is an important corporate governance body that ensures that the Conduct Principles are applied to all employees by means of communication and training adapted to the legal requirements and best business practices.

7.5. Fiscal Council

As provided for in the Company’s by-laws, the Fiscal Council is permanent in nature. The council members are elected by the general meeting of shareholders for term of office of one year, with reelection possible. In accordance with Brazilian corporate law, preferred shareholders are entitled to elect a full member and an alternate member of the Fiscal Council, in a separate vote, without the participation of the preferred shares of the parent company.

By law, the remuneration of the members of the Fiscal Council, in addition to the reimbursement of expenses with travel and accommodation necessary for them to perform their functions, will be fixed by the annual general meeting that elects them, and, for each member in office, this cannot be less than 10% of the average attributed to each executive officer, without taking into account benefits of any nature, representation fees and profit sharing.

The by-laws set forth that the Fiscal Council will consist of at least three and a maximum of five full members and an equal number of substitutes. The Company’s Fiscal Council currently consists of three full members and three substitutes.

7.6. Audit and Control Committee

The committee was created in December of 2002 as an auxiliary body linked to the board of directors and operating under its own regulations approved by the latter. Under the Committee’ regulations, it will consist of between three and five members, elected periodically from among the board members that are not company executives. Their term of office coincides with that respective terms of office on the board of directors. The Audit and Control Committee currently consists of three members.

Without prejudice to any other function designated by the board of directors, the Audit and Control Committee is responsible for notifying and/or making recommendations to the board on the following subject matters:

•         Appointment of the external auditors, the conditions on which they are retained and, as the case may be, whether the contract is revoked or extended;

•         Analysis of the Company’s accounts, seeing to it that the legal requisites are complied with and the generally accepted accounting principles correctly applied;

•         Results of each internal and external audit, in addition to the management’s arrangements in response to the recommendations of the audit;

•         Adequacy and integration of the internal control systems;

•         Fulfillment of the external audit agreement, so that the opinion about the annual accounts and the main content items of the audit report are written in a clear and precise manner;

Receiving from the internal auditor information about significant failures in the control systems and the financial conditions identified.

7.7. Appointments, Remuneration and Corporate Governance Committee

Created in November 1998 as a supporting body to the Board of Directors, this committee has its own regulations, which are approved by the Board. Pursuant to its regulations, this Committee will be made up of three to five members, who are periodically elected from the members of the Board of Directors. Their terms of office coincide with their respective terms of office on the Board of Directors. The Appointment, Remuneration and Corporate Governance Committee is currently made up of three members.

Without prejudice to any other duty assigned by the Board of Directors, the Appointment, Remuneration and Corporate Governance Committee reports and makes recommendations to the Board of Directors on the following matters:

•         Appointment of the statutory board of the Company and its subsidiaries;

•         Compensation limits for the Company’s statutory board;

•         Standard agreements for the statutory board;

•         Compensation regime for the directors and periodic revisions;

•         Incentive plans;

•         Compensation policy for the directors and statutory board of the Company; and

•         Annual Corporate Governance Report of the Company.

7.8. Commercial Attention and Service Quality Committee

Established in December 2004 as a supporting body to the Board of Directors, this committee has its own regulations, which are approved by the Board. Pursuant to its regulations, this committee will be made up of three to five members, who are periodically elected from the members of the Board of Directors. Their terms of office coincide with their respective terms of office on the Board of Directors. The Commercial Attention and Service Quality Committee is currently made up of three members.

Without detriment to any other duty assigned by the Board of Directors, the Commercial Attention and Service Quality Committee reports and makes recommendations to the Board of Directors on the following matters:

•         Observation, analysis and regular monitoring of quality indices for the principal services provided by the Company; and

•         Levels of commercial attention provided to the Company’s customers.

7.9. Strategy Committee

This committee was established by the Board of Directors on October 7, 2016, and the Board appointed its members at the same meeting. The Strategy Committee is currently made up of three members, whose terms of office coincide with their respective terms of office on the Board of Directors. This Committee provides support to the Board of Directors.

7.10.               Independent Auditors

In compliance with CVM Instruction No. 381 of January 14, 2003 and Circular Letter CVM/SNC/SEP No. 01/2007 of February 14, 2007, the Company and its subsidiaries inform that the Company’s policy regarding its independent auditors and their services not related to the independent audit is based on principles that preserve the independence of the auditors. These principles are based on the fact that the auditors should never audit their own work nor carry out management activities or advocate in favor of their client or render any other services that are prohibited by current regulations, thus maintaining the independence of the independent auditors’ work.

During 2006, no services other than the external audit were contracted with the independent auditors, Ernst & Young Auditores Independentes S.S.

8.     Human Resources

In 2016, we concluded the process of unifying policies, programs, processes and systems for our more than 33 thousand employees. We also created new actions considering the Company’s challenge of becoming an OnLife Telco.

We worked intensively to support and leverage actions from Telefónica Group’s global strategic plan, called Escolhemos Tudo (We Choose Everything), launched at the end of 2015, and which gained a local version in 2016.

Together with the new strategic driver and its Organizational Values, we also introduced to our employees Cultural Guidelines, which were identified and prioritized in 2015 by our executives, charting out the Company’s path and reinforcing our unique way of being with the culture of Telefônica Brasil.

Our high performance culture has been developed intensively through various Human Resources programs and actions. In order to ensure the understanding and internalization of the new concepts by our employees, the culture implementation plan addresses five aspects:

•         Management Tools: reinforcement of business values and guidelines in everyday management, providing support to the leadership through people management skills, with tools such as the value-based Performance Assessment and a revision of the Leaders’ Academy courses.

•         Communication: a robust communication plan to disclose the Cultural Guidelines and organizational values to all employees and executives, in order to approximate the topic of culture to the business and strategic decisions.

•         Corporate actions in Brazil: mobilizing local topics aligned with our culture, such as the Self-Development Week, the Focus on the Customer Program and the Welcome Program (for new employees).

•         Rituals and Symbols: celebration of special dates and moments that create rituals for our culture, through actions that make people connect to the Brand, Recognition Program, delivery of symbols etc.

•         Global Corporate Actions: actions of the Telefônica Group that take advantage of our global scale to develop and reinforce the pride of belonging, through international development programs and other important actions, such as the Operational Principles and the Commitment Model, arising from the Transformation Study and Annual Climate and Commitment Survey.

The Organizational Climate Survey is not only a major diagnostic tool for our culture, but also provides key inputs to management. In 2016, 87% of the eligible public took part in the survey, and the Acceptance rate was 82%. Through the results of this survey, the HR team and the management are able to map the areas for organizational climate improvement and work on action plans, supported by an online tool that provides a number of quantitative analyses of the results.

8.1. Interaction

In 2016, we strengthened our relationship with our team through a number of engagement actions and celebrations, and recognition. We created actions that strengthen our culture, recognize our teams, stimulate an emotional connection between the employee and the company, bring people together, and contribute to a positive organizational climate. These actions are classified according to three pillars:

•         Celebrations: we launched four types of celebration, with the aim of strengthening the ties between the company and its employees and their family members. We celebrated Mother’s Day, Father’s Day and Children’s Day. We also organized end-of- -year celebrations with a team meeting in all cities to celebrate the accomplishments in the year.

•         Recognition: In 2016, we launched Gente de Valor [People of Value], our multi-platform program which provides recognition for employees from various hierarchical levels. In the “Colleague” category of the Gente de Valor program, any employee may provide recognition for a colleague, at any time, by sending virtual medals associated with Telefônica’s values. In Brazil, more than 59 thousand virtual medals were sent. The Valor em Qualidade [Value in Quality]) award recognizes the best initiatives to improve customer experience. In two editions, there were approximately 250 people enrolled and 7 teams recognized for their contributions. The Projeto de Valor [Project of Value] award recognizes the best projects related to corporate strategies. More than 700 employees received recognition for their contributions to projects aimed at the integration between Telefônica Brasil and GVT. In 2016, we also launched a program that allows immediate Supervisors to give public recognition to members of his/her team by handing them a corporate gift. This type of recognition was initially implemented for publics whose performance is linked to volume (stores, call center and installation technicians) and is expected to be extended to other publics in 2017.

•         Culture: as a result of the integration between Telefônica Brasil and GVT, a new staff was created, made up of over 33 thousand people working towards a single objective: to become an Onlife Telco. In order to support the implementation of the Culture of this new company, a major communication action was organized. In addition to being refurbished, all the buildings received cultural symbols.

In 2016, we also launched a new concept for the internal communication channels: Conectados com Você [Connected to You]. The channels, which bring together 6 vehicles and 4 media, gained a new format with our way of conversing with the employees, and a new visual identity with a closer, more dynamic and more digital tone. In addition, we recently launched the Conectados App for employees to have access to daily information on the company at their fingertips. This new channel also allows communications aimed at the field staff, approximating them to our daily activities. In 2016, on Conectados Intranet, one of the main internal communication vehicles, more than 1,123 pieces of news were disclosed, with an average of 703 thousand views per year.

8.2. Remuneration

The Company adopts a salary structure and remuneration policies in line with the best practices in the market, with the purpose of attracting and retaining the best professionals in a highly competitive industry, and recognizing their individual performance through the achievement of goals and results. Variable remuneration programs and a wide variety of benefits supplement the total remuneration package.

The total remuneration concept is paying a nominal salary in line with the average paid in the market by the companies with the most aggressive remuneration packages. In 2016, 4,499 professionals were promoted and 1,316 were given salary increases. A total of 5,815 professionals received a remuneration increase on top of the applicable legal adjustments.

8.3. Recruitment & Selection and Development Programs

Telefônica Brasil attracts and retains the best talents on the market through rigorous selection and development processes, supported by online Recruitment & Selection platforms and assessment tools appropriate for each level of complexity - from the operational level to the strategic level. In addition, we have an important Internal Recruitment process, which gives visibility and career opportunities to all employees.

In 2016, we invested approximately R$58.5 million in education, with over 600 thousand employees and 626 thousand partners taking part in our training courses, providing a total of 2,614 hours of training to employees and 4,453 hours of training to partners, both in-class and online. We reinforced the role of digital education through the Success Factors portal, and 34% of the training actions were online.

Our educational actions focus on the development of leaders, corporate topics, technical certification and subsidies for professional specialization and language courses, as well as the development of young people.

The Self-Development Week, which is an important action in the area of people development and culture, took place from October 24 to 28, and was attended by more than 11 thousand employees, in 27 cities, with a total of 271 development actions such as talks, workshops, movie screenings and talk shows. The talks were given by external professionals, as well as by executives and experts from various company departments, who shared their knowledge and information with the employees.

Another highlight was the “Focus on the Customer” program, whose aim is to allow executives to experience the total customer experience, placing themselves in the customer’s situation and understanding the customer’s real needs. Since the launch of this program in October 2015, 174 employees have taken part in this action, scrutinizing our operations in a careful and creative manner. A total of 107 improvements were identified during the program, in the cities of Brasília, Curitiba, Porto Alegre, Recife, Rio de Janeiro and São Paulo.

Through international development programs, we strengthened our connection with Telefónica Group’s global strategy, and prepared our executives to face the challenges of the business. We sent 232 leaders to the Telefônica University in Barcelona (including Vice-Presidents, Officers, Managers and Coordinators) to attend five different courses. We also organized Universitas on the Road, an executive education program that raises the leaders’ awareness of the urgency of individual and organizational transformation. This action, which is organized locally, but ensures the use of the methodology and syllabus of the Telefônica University, was attended by 125 executives (Vice-Presidents and Officers).

We promoted the development of young people and intercultural exchange under the Becas Program, which is a program that offers scholarships to graduate students, in partnership with the Carolina Foundation and the Spanish government. In 2016, three Brazilian young people graduated under this program. Also regarding the young public (people aged up to 30), the Global Young Leaders program allows its participants, after a selection process, to take part in a two-year training program, which includes international courses at Telefônica University, on topics that develop their digital profile and leadership skills. In 2016, seven young people graduated under this program, and ten young people joined it and are expected to graduate in 2018.

Among the various leadership development actions, we highlight the Leaders’ Academy, which promotes our culture by aligning cultural guidelines with corporate values. The course portfolio of this program has been revised, with the addition of fifteen topics relevant to the business. The academy, which is available in fifteen locations across Brazil, received 1,469 participants from January to December 2016.

Our development actions are defined based on indicators of our management tools, such as the Performance Assessment. Through the Performance Assessment, we can analyze, in a consistent and substantiated manner, the performance and behavior of the team in relation to the department’s targets and goals. This process contributes to the development of employees, provides an opportunity for feedback and clarifies opportunities for improvement. The target audience of the 2016 cycle were the Vice-Presidents, Officers, Managers and HR professionals, with the participation of a total of 1,760 employees.

With a focus on the sustainability of the business, we conducted the Management Review, a succession planning process which aims to map the future successors for Vice-President and Officer positions. Through this initiative, we ensure the continuity of the Company’s strategy and high-performance culture. The succession plan contributes to the systematic development of people, based on the goals of the business and individual needs, driving the development of leaders and teams, and making them more prepared to face the changing scenario in the industry. In 2016, 117 Vice-President and Officer positions were analyzed. This process includes a performance assessment, and an assessment of potential (with subsidies from the Digital Profile Assessment) and readiness.

8.4. Benefits

In 2016, we invested more than R$755 million in benefits for our professionals (33,331 employees/Dec16) including:

•         R$297.5 million in meal and grocery-shopping benefits;

•         R$4.4 million in life insurance for employees;

•         R$30.0 million invested in child care and babysitting support, for both fathers and mothers;

•         R$29.6 million invested in transportation tickets;

•         R$44.1 million invested in a Private Pension fund to which the Company also contributes a fixed percentage on behalf of its employees;

•         R$236.7 million in healthcare expenditures (health insurance and occupational health).

In the case of healthcare costs, the Company has an area dedicated to promoting occupational health and safety, operating throughout the national territory in 20 clinics in the major capital cities, seeing employees in their own workplace in a personalized and qualified manner. The clinics are duly equipped, with a medical and nursing team that provide integrated assistance.

Telefônica Brasil runs a Quality of Life Program based on four pillars (Caring, Protecting, Welcoming and Our Club), in tune with the global Feel Good program, with its own portal on the corporate intranet; in 2016, it engaged in actions such as:

•         Outpatient Centers: Medical service with general practitioners, gynecologists and obstetricians working at in-company clinics

•         The Feel Good Nutrition Program: assistance to employees in the more populous administration buildings and call centers that have their own outpatient center; approximately 8 thousand employees were assisted;

•         Feel Good “Cuca Fresca” Program: psychological assistance in more populous administration buildings and call centers that have their own outpatient center; approximately 6 thousand employees were assisted;

•         Feel Good “Vivo Amigo” Program: psychological, legal and social assistance and financial advice offered to all administrative employees in all regions of Brazil;

•         Physical Exercises at the Workplace: assistance to call center employees in the cities of Curitiba, Fortaleza and Maringá;

•         Check-up Program: Test package for members of management in reference hospital to promote health

•         Flu vaccination program: nationwide vaccination with over 22 thousand employees immunized.

•         Healthcare plan: Nationwide health benefits, reaching all employees, with rights to medical appointments, tests, urgency and hospitalization

•         Institutional partnership: with the Ministry of Health, government entities and NGOs in the following prevention and healthcare campaigns: Pink October and Blue November.

Occupational Health and Safety

The Company has an area dedicated to Occupational Health and Safety, which, as required by law, is dedicated to safety, prevention of occupational accidents and occupational medical examinations, with nationwide presence, with professionals (Doctors, Engineers, Nurses and Safety Specialists) duly qualified in Occupational Health and Safety.

Telefônica Brasil invests in the knowledge of its leaders in the safety area, with the purpose of creating a preventive vision, so that every employee, in all hierarchical levels, will understand their own functions in accident prevention and take responsibilities for them, striving to find continuous improvement in working conditions.

In 2016, there were over 13,000 participations from Company employees in legal training actions provided for in the Company’s normative resolutions and safety practices. Over 50 Accident Prevention Commissions were created. The Company also implemented a unified leave policy that allowed epidemiological control over employee health and reduced by 14% the work accident rate for field personnel, in comparison with the preceding year.

Also worthy of note is the importance of the steps taken to achieve the integration between SESMTand Payroll, to meet the requirements of E-Social.

8.5. Employee Profile

Broken Down by Age Group

Broken Down by Time of Service:

Broken Down by Gender – 2016

17% of all Executive Officers are women.

Broken Down by Macro Function

9.     Social and Environmental Responsibility

In order to make Telefônica Brasil a reference in sustainability among telecoms, we wish to reduce the impacts and risk of our activities, taking advantage of opportunities and guaranteeing sustainable efficiency and growth.

Applying sustainability in our strategy allows us to identify the opportunities offered by new technologies to create value for society and effectively manage the impacts that are inherent to our activity, making our business ever more responsible.

In order to guarantee effective implementation of this strategy in our actions, we consider the views of our staff and other stakeholders, endeavoring to create shared value, participating in the development of persons and society. In this way, we connect the objectives of sustainability with business development and management, incorporating processes and targets, so that they become an integral part of Telefônica’s DNA.

The Company’s strategy guides us toward our Global Responsible Business Plan, so that we can reach concrete objectives. The plan covers the following priorities:

•         Promise to client and digital trust.

•         Sustainability management in the Supply Chain

•         Diversity and talent management

•         Environment

•         Sustainable innovation

•         Local development

•         Ethics

In order to make sure that our understanding of sustainability is aligned with the demands made by society, we voluntarily subscribed to the main global commitments regarding economic, social and environmental development. Those include:

Global Compact

United Nations initiative to stimulate companies to adopt corporate social responsibility and sustainability policies through the adoption of ten principles related to human rights, labor, environment and corruption.

Carbon Disclosure Project (CDP)

A mechanism to support organizations all over the world in measuring carbon emissions and effectively reducing them, stimulating an economy that is more focused on the rational use of energy and renewable matrices.

Open letter on climate change

An initiative of Ethos Institute under which companies commit to controling and reducing Greenhouse Gasses (GHG) and collectively make requests or demands to authorities for the good of the country.

GHG Protocol

A computation tool that lays down a worldwide standard for measuring, managing and reporting GHG. It was developed by the World Resources Institute (WRI) and the WBCSD in order to help managers prepare emissions inventories.

Women’s Empowerment Principles

This initiative was created by UN Women and by the global compact and lays down seven principles that help the business community incorporate values and practices that aim at gender equality. Telefônica Brasil subscribed top the commitment in March 2016.

ICO2

A joint initiative of BM&FBovespa and BNDES, the Brazilian National Bank for Economic and Social Development, it is an indicator made up of shares in companies participating in IB rX-505 index, and which accept to participate and adopt transparent practices in relation to their GHG emissions.

Sustainability Governance

In order to ensure responsible management in our activities, always in tune with values such as equilibrium, transparency, responsibility, efficiency and innovation, our principal role is to contribute to increasing the presence of sustainability in our business model.

In 2015, the Sustainability Office was created to foster synergies with all of the Company’s areas and provide guidance concerning social, environmental and economic directions in the development of our services, products and projects, thus ensuring implementation of the general business plan.

For that reason, we work to guide all Offices on the sustainable concepts related to their actions.

As another parameter for continuing improvement and incorporation of sustainability to strategic process, we use the model suggested by the Business Sustainability Index, with indicators monitored by the Company.

In 2016, Telefônica was included, for the fifth consecutive year, in the BM&FBovespa Business Sustainability Index, which includes the shares of 34 companies recognized for their sustainability performance. This was a pioneering initiative in Latin America, launched in 2005 to establish an investment environment compatible with the demands made by sustainable development and stimulate ethics in corporations.

Also in 2016, for the fourth consecutive year, Telefônica Brasil was included in the Exame Magazine Sustainability Guide, published by Editora Abril, which recognizes companies with the best sustainable practices in the country.

Once a year, the Company publishes its Annual Sustainability Report, prepared in accordance with the international standards laid down by the Global Reporting Initiative (GRI). A copyu of this report is available at www.telefonica.com.br or on the Company’s site www.telefonica.com.br/ir.

9.1. The Environment

Telefônica Brasil believes in the power of digital technology to offer new opportunities to people and transform society in a positive way. Thus, the purpose of its Environmental Policy is twofold: minimize the environmental impact of its activities and maximize the ability of technology to create new opportunities of sustainable development.

Information and Communications Technology (ICT) allows society to become economically more efficient in the use of natural resources and may represent an important role in the solution of several or the environmental problems of our days.

All companies of the Telefônica Group are committed to:

•         Ensure compliance with current laws and other voluntary commitments made by Telefônica Brasil in relation to the environment, both locally and globally. As a complement and in accordance with the precautionary principle, adopt domestic or international rules.

•         Implement environmental management systems that will prevent and minimize the impact of activities and infrastructures that may cause damage to the environment, according to eco-efficient models and efficient risk management, which are to be considered in business mergers and acquisitions.

•         Apply principles of continuing improvement to our activity, products and services, based on a systematic assessment of environmental performance, in order to define and achieve ambitions objectives, both on the global and local levels.

•         Reduce our environmental footprint through responsible implementation of telecommunications networks, eco-efficient use of natural resources (specially energy), promoting a circular economy in the treatment of residues, through reuse and recycling; and adopt environmental criteria in the purchase of certain products.

•         Promote a low-carbon economy through internal reduction of GHG emissions and development of products and services that will help our clients reduce theirs.

•         Promote the innovation of digital products and services that help sustainable development of society and create alternatives to improve the environment.

•         Increase our staff’s awareness, showing them the importance of working with respect for the environment.

•         Encourage the use of best management and environmental practices in our supply chain and among partners.

•         Cooperate with other organizations in the search for solutions based on Information and Communication Technology that will contribute to solve current environmental challenges.

•         Regularly and transparently communicate our environmental development to all our stakeholders, taking into account their concerns and questions about this topic

9.1.1.     Inventory of Greenhouse Gases

Our energy consumption is mainly to power the communication equipment and networks, and accounts for approximately 86% of our emission of greenhouse gases (GHG). We therefore make constant efforts to reduce it.

In order to reduce this impact, the Company has given a global commitment that aims to reduce its direct and indirect carbon dioxide emissions by 30% (measured in tonCO2eq/equivalent access) by 2020.

To fulfill this commitment, measures were defined for enhancing the energy efficiency of the network; reducing fossil fuel consumption by generators, substituting them for more efficient, clean energy sources; using vehicles with a lower environmental impact in the car pool; and bolstering the generation of renewable energy.

Electricity consumption at Telefônica Brasil amounted to 1,702,075,564 kWh6 in 2015, of which 22% originated from renewable resources (equivalent to 369,582,054kWh). In 2015, we also consumed 1,683,525 liters6 of diesel oil to ensure that the antennas functioned.

In order to develop a system for controlling energy indicators and emissions, since 2007 we have prepared a GHG emissions inventory based on the Greenhouse Gas Protocol model. This methodology enables us to monitor both direct emissions (Scope 1), like those arising from our activities but generated by other companies (Scope 2), and indirect emissions such as business trips and outsourced logistics (Scope 3). In 2015, we calculated the emissions of Telefônica Brasil and GVT, which are described below.

INVENTORY OF GREENHOUSE EFFECT GASES
	In metrics tones			In metrics tones of CO2 equivalent (tCO2)
GEE (t)	Scope 1	Scope 2	Scope 3	Scope 1	Scope 2	Scope 3
CO2	14,787.88	211,809.12	6,356.04	14,787.88	211,809.12	6,356.04
CH4	7.83	-	0.032	195.77	-	0.80
N2O	1.30	-	0.21	388.42	-	62.71
HFCs	7.04	-	-	12,322.36	-	-
PFCs	-	-	-	-	-	-
SF6	-	-	-	-	-	-
NF3	-	-	-	-	-	-
Total	-	-	-	27,694.45	211,809.12	6,419.55

The data are verified by third-party auditors to ensure the veracity of the information and its compliance with the GHG Protocol, in addition to strengthening our commitment to ethics and transparency in energy management and carbon emission processes. As a result of this attitude, in 2015 we were once again awarded the Gold certificate under the Brazilian GHG Protocol Program.

The footprint of the telecommunications industry is not very large if compared to other sectors. Telefônica Brasil releases approximately 250,000 tons of CO2 equivalent each year. However, we play an important role in the reduction of an adaptation to climate change. We are responsible for introducing the technology for the reduction of an adaptation to global warming. According to the SMARTer 2030 report, ICTs may potentially reduce their carbon footprint by over twelve times by 2030.

9.1.2.     Energy Efficiency

Telefônica Brasil invests in measures to reduce greenhouse gas emissions throughout its supply chain. One of these measures is the substitution of gas (fossil fuel) with ethanol (renewable fuel) in the vehicles of our fleet, which cuts some 89% in gas emissions, such as carbon dioxide (CO2), methane (CH4), and nitrous oxide (NO2), which damage the environment.

6 Updated data on consumption in 2016 was not available as of the date of publication of this report.

The merger of GVT into Telefônica brought synergies in the fleet area. After the merger, we saw a fall in the number of vehicles and the amount of fuel used and, as a consequence, lower emissions of CO2, taking the companies individually. In 2015, we reduced the amount of fuel used by about 1,161,730 liters, approximately 270,092 kg of CO2 equivalent.

Stores

Telefônica Brasil seeks to provide consumers with a better shopping experience, incorporating innovation, quality, comfort, accessibility and sustainability in its stores.

The Company’s proprietary stores adopt a sustainable sales system allowing management of documents on tablets, without the need for paper. Telefônica Brasil was the first telecommunications company in the country to introduce this innovative tool, which simplifies the sales process and contributes to the environment in our stores

Between the start of the project and 2016, Telefônica Brasil saved 24,753,000 sheets of paper, thanks to the new digital signature process. 6,028,000 agreements have now been digitally signed in a sustainable manner.

The culture of digital signature is becoming stronger among the employees who work at the stores. In the past six months, we reached the mark of 360 thousand digital signatures per month. This process change has already generated savings of R$65 million for Telefônica Brasil

Sustainable Site

In order to reach more places through its networks and connect more people with improved quality, Telefônica Brasil must expand its infrastructure and avoid adverse interference in urban spaces. For this reason, Telefônica Brasil has invested in innovative projects such as the sustainable site. At the end of 2016, the Company had 162 sites throughout Brazil. This alternative allows for the replacement of metal towers with infrastructure similar to a lamppost, in which most of the equipment is installed underground, thus reducing visual impact. The solution, which is 100% Brazilian, was developed by the Telefônica Brasil engineering team and is prepared for 4G transmission, offering more efficient and higher quality service.

The sustainable sites have a series of environmental advantages: they do not employ any harmful gases, they impede equipment theft and thanks to their location they are free from the corrosion caused by salinity. And because they do not use generators, they do not consume diesel fuel.

9.1.3.     Reverse Logistics

The Company operates throughout the country and our services are used by millions of clients. Accordingly, encouraging a circular economy of electrical and electronic waste presents a major logistical challenge. To solve this problem, an Integrated Electronic Waste Management program (for operational, fixed and mobile equipment) required the joint efforts of several areas of the Company, such as Sustainability, Sales, Logistics and Networks, to implement a single reverse logistics process, which is used not just to collect equipment that needs to be replaced and recycled, but also to reuse it when it is in sufficiently good technical condition. In 2016 alone, we collected and recycled or reused more than 103,000 units of cell phones and accessories (giving a total of more than 4.7 million since 2007); and we collected more than 1.3 million items of cable TV and broadband equipment and more than seven thousand tons of electrical and electronic waste. Our target for 2017 is to collect approximately 1 million items of equipment.

9.2. Social investment

Founded in 1999, the Telefônica Brasil Foundation, the social arm of Telefônica Brasil, believes that together, people and institutions can transform the future of thousands of young people throughout Brazil. For the Foundation, technology is an instrument and, along with education, a way of boosting methods of learning and of expanding knowledge; it is the bridge to personal and social development, inclusion and transformation.

As part of Telefônica Group, which has social initiatives in 17 countries, the Telefônica Brasil Foundation uses its expertise to prepare digital tools and methodologies for engaging, mobilizing and inspiring, with the aim of encouraging social development based on educative innovation. The initiatives seek to boost the competencies of the twenty-first century: citizenship and social entrepreneurship.

In 2016, the Telefônica Vivo Foundation invested approximately R$42 million in social projects that directly benefited around 890,000 people.

9.3. Sponsorship

Telefônica Brasil supports initiatives that contribute to the development of the country and society as a whole and believes in the power of sponsorship to encourage projects that can transform the country’s reality, besides reinforcing existing relationships and developing new ones. Through commercial sponsorships it aims to contribute to building the brand and strengthening its attributes so as to position the Company as a major player in projects that are long-lasting, offer customers exclusive benefits and are also totally aligned with the business.

In 2016, Telefônica Brasil supported over 100 social and cultural projects in all regions of the country, offering democratic access to culture in several communities; promoting a transformation in the lives of thousands of people; and strengthening its leading role and its reputation in the market.

80 musical events were held, focusing on access for all, musical training and the promotion of new talents. Free showings of the Bourbon Festival Paraty, BR 135, in São Luis do Maranhão, Dia da Música, in Rio de Janeiro and São Paulo, and other presentations, were attended by more than 1.5 million people in nine Brazilian states.

Social and cultural projects, in turn, provided music lessons for more than 27,000 students. Highlights were the Maré do Amanhã project, held in Rio de Janeiro, Neojibá and Rumpillezinho, in Bahia, the Jacques Klein Orchestra, in Ceará, and Educational Concerts with Orchestra, in Rio Grande do Sul.

Now in its thirteenth year, the Vivo EnCena project once more lit up the stage in 18 Brazilian cities, playing to more than 68,000 spectators. In a single year, our initiative for the encouragement of theatrical exchanges, aimed at helping the development of the country and society as a whole, offered the public more than 270 sessions of ten different shows.

Besides the projects mentioned above, Telefônica Brasil also supported two museums. The São Paulo Museum of Modern Art (MAM) is among the most important museums in Latin America, and its collection includes over 5 thousand artworks by important artists of Brazil’s and worldwide Modern and Contemporary Art. As a supporting entity, Telefônica Brasil sponsors large exhibits, as well as other activities such as social events, educational programs and accessibility programs. In this way the Company reinforces the image of the São Paulo Museum of Modern Art as a source of dissemination of modern and contemporary art.

Telefônica Brasil has also entered into a strategic partnership agreement with MASP – Assis Chateaubriand São Paulo Museum of Art, which is considered the most important western art museum in the southern hemisphere. Founded in 1947, its collection has been listed by the National Historical and Artistic Endowment (IPHAN) since 1969 and includes some eight thousand artworks. The Company’s partnership aims at disseminating, encouraging and democratizing access to culture, besides contributing to the maintenance of this cultural center.

Through these sponsorships the Company was able to reach a significant audience, in addition to strengthening its commitment to Brazilian art and culture.

In sports, we channeled funds to projects supporting handicapped people, such as the Clube dos Paraplégicos, in São Paulo, and the Instituto Superar, in Rio de Janeiro.

10.  Outlook

It is expected that the first signs of recovery in the macroeconomic situation will appear during 2017, especially in respect of the purchasing power of the population. With this increase in purchasing power will come a flight to quality and changes in the pattern of consumption of telecoms services by our clients. In this context, Telefônica Brasil is well placed to understand and to meet clients’ needs with a quality service, which we regard as essential for maintaining our leadership in the telecommunications market. With strategic pillars underpinned by innovation, digitalization and a culture of top performance focused on the client, Telefônica Brasil will continue to use its best efforts to achieve constant improvement in the services we offer to our more than 97 million clients.

OPINION OF THE AUDIT AND CONTROL COMMITTEE

The members of the Audit and Control Committee of Telefônica Brasil S.A., (“Company”) in the exercise of their assignments and legal responsibilities, have examined and analyzed the Company’s financial statements, accompanied by the independent auditors’ report and the Annual Management Report for the fiscal year ended December 31, 2016 (“Annual Financial Statements for 2016”), as well as the capital budget proposal for the fiscal year 2017 and the proposal for the allocation of income for fiscal year 2016, and considering the information supplied by the Company’s Management and by Ernst & Young Auditores Independentes S.S., are of the unanimous opinion that they fairly reflect, in all material aspects, the Company’s equity and financial position, and recommend that the documents be forwarded to the Annual and Special Shareholders’ Meeting for approval under the Brazilian Corporate Law.

São Paulo, February 16, 2017.

Luis Francisco Javier Bastida Ibargüen

Chairman of the Audit and Control Committee

Antonio Gonçalves de Oliveira

Member of the Audit and Control Committee

Narcís Serra Serra

Member of the Audit and Control Committee

OPINION OF THE BOARD OF DIRECTORS

The members of the Board of Directors of Telefônica Brasil S.A., (“Company”) in the exercise of their assignments and legal responsibilities, pursuant to the Brazilian Corporate Law and the Company’s Bylaws, have examined and analyzed the Company’s financial statements, accompanied by the Independent Auditors’ Report and the Annual Management Report for the fiscal year ended December 31, 2016 (“Annual Financial Statements for 2016”), as well as the capital budget proposal for the fiscal year 2017 and the proposal for allocation of income for 2016, and considering the information supplied by the Company’s Executive Board and by Ernst & Young Auditores Independentes S.S., as well as the favorable opinion of the members of the Fiscal Council and the Audit and Control Committee, are of the unanimous opinion that they fairly reflect, in all material aspects, the Company’s equity and financial position, and have determined that the documents be forwarded to the Annual Shareholders’ Meeting for approval under the Brazilian Corporate Law.

São Paulo, February 17, 2017.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

Ángel Vilá Boix

Director

Antonio Gonçalves de Oliveira

Director

Antonio Carlos Valente da Silva

Director

José María Del Rey Osorio

Director

Luis Francisco Javier Bastida Ibargüen

Director

Luiz Fernando Furlan

Director

Francisco Javier de Paz Mancho

Director

Ramiro Sánchez de Lerín Garcia-Ovies

Director

Sonia Julia Sulzbeck Villalobos

Director

Roberto Oliveira de Lima

Director

Narcís Serra Serra

Director

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of Telefônica Brasil S.A., (“Company”) in the exercise of their assignments and legal responsibilities, pursuant to Article 163 of the Brazilian Corporate Law, have examined and analyzed the Company’s financial statements, accompanied by the Independent Auditors’ Report and the Annual Management Report for the fiscal year ended December 31, 2016 (“Annual Financial Statements for 2016”) and the capital budget proposal for the fiscal year 2017, including the report on the execution of the budget for 2016, and the proposal for allocation of income for 2016, and considering the information supplied by the Company’s Executive Board and by Ernst & Young Auditores Independentes S.S., are of the unanimous opinion that they fairly reflect, in all material aspects, the Company’s equity and financial position, and recommend that the documents be forwarded to the Annual Shareholders’ Meeting for approval under the Brazilian Corporate Law.

São Paulo, February 17, 2017.

Flavio Stamm Fiscal Council (sitting member)	Cremênio Medola Netto Fiscal Council (sitting member)	Charles Edwards Allen Fiscal Council (sitting member)

BOARD OF EXECUTIVE OFFICERS

Eduardo Navarro de Carvalho

Chief Executive Officer

David Melcon Sanchez-Friera

Chief Financial and Investor Relations Officer

Breno Rodrigo Pacheco de Oliveira

General Secretary and Chief Legal Officer

Carlos César Mazur

Accountant – CRC – 1PR-0280

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 23, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director